SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of 2012 interim report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 24, 2012.

CONTENTS

2	Company Profile

4	Principal Financial Data and Indicators

6	Changes in Share Capital and Shareholdings of
Principal Shareholders

8	Business Review and Prospects

12	Management’s Discussion and Analysis

23	Significant Events

31	Directors, Supervisors and Senior Management

32	Financial Statements

145	Documents for Inspection

146	Written Confirmation from the Directors and
Senior Management

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 24 August 2012 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OF SINOPEC CORP. MR. ZHANG JIANHUA, DIRECTOR OF SINOPEC CORP., DID NOT ATTEND THE SECOND MEETING OF THE FIFTH SESSION OF THE BOARD. FOR REASONS OF OFFICIAL DUTIES. MR. ZHANG JIANHUA AUTHORISED MR. WANG ZHIGANG TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD IN THE MEETING OF THE BOARD. MR. FU CHENGYU, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, VICE CHAIRMAN AND PRESIDENT AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2012 OF SINOPEC CORP. AND ITS SUBSIDIARIES (“THE COMPANY”), PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”) OF THE PRC, AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”), HAVE BEEN AUDITED BY KPMG HUAZHEN (SPECIAL GENERAL PARTNERSHIP) AND KPMG CERTIFIED PUBLIC ACCOUNTANTS (“KPMG”) RESPECTIVELY, AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China, with upstream, midstream and downstream operations. The principal operations of the Company include: the exploration and production, pipeline transportation and sales of petroleum and natural gas; petroleum refining; production; storage and transportation of petroleum products, petrochemical products, synthetic fiber, fertilizer and other chemical products; import & export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec Corp. holds true to its mission of “Developing the Company, Contributing to the Country, Creating Shareholder Value, Promoting Social Responsibility and Employee Well-being”. It operates to the highest standards of integrity and business ethics, achieves mutual success with partners through collaboration. Through our dedication to building Sinopec into an environment-friendly and resource-efficient national flagship, together with our professionalism, innovation and passion to deliver results, we will strive to realize the group’s vision of becoming a “first-class global energy and chemical corporation”.

BASIC INFORMATION

LEGAL NAME
中国石油化工股份有限公司

CHINESE ABBREVIATION
中国石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Fu Chengyu

AUTHORISED REPRESENTATIVE
Mr. Wang Tianpu
Mr. Huang Wensheng

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Sang Jinghua

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail:                      ir@sinopec.com
media@sinopec.com

   PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower,
Convention Plaza,
1 Harbour Road,
Wanchai, Hong Kong

NEWSPAPERS FOR INFORMATION DISCLOSURE IN MAINLAND CHINA
China Securities Journal
Shanghai Securities News
Securities Times

WEBSITES PUBLISHING THIS INTERIM REPORT
Designated by the China Securities Regulatory Commission:
http://www.sse.com.cn

The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”):
http://www.hkex.com.hk

The Company’s Website:
http://www.sinopec.com

PLACES WHERE THE INTERIM REPORT IS AVAILABLE FOR INSPECTION
China: Board Secretariat
Sinopec Corp.
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China

USA:   Citibank N.A.
388 Greenwich St., 14th Floor
New York, NY 10013 USA

UK:     Citibank N. A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB UK

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
AShares:     Shanghai Stock Exchange
Stock name: 中国石化
Stock code: 600028

HShares:    Hong Kong Stock Exchange
Stock code: 0386

ADR:          New York Stock Exchange
Stock code: SNP

London Stock Exchange
Stock code: SNP

FIRST REGISTRATION DATE OF
SINOPEC CORP.
25 February 2000

FIRST REGISTRATION PLACE OF
SINOPEC CORP.
6A Huixindong Street,
Chaoyang District,
Beijing, PRC

ENTERPRISE LEGAL BUSINESSES LICENSE REGISTRATION NO.
100000000032985 (10-10)

TAXATION REGISTRATION NO.
Jing Guo Shui Chao Zi 110105710926094

ORGANIZATION CODE
71092609-4

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Domestic Auditors:  KPMG Huazhen (Special General Partnership)
Address:                   8/F, Office Tower E2
Oriental Plaza
1 East Chang’an Avenue
Dongcheng District
Beijing 100738, PRC

Overseas Auditors:   KPMG Certified Public
Accountants
Address:                   8th Floor
Prince’s Building
Central, Hong Kong

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”)

			Changes
	At 30 June	At 31 December	from the end
	2012	2011	of last year
Items	RMB millions	RMB millions	(%)

Total assets	1,168,178	1,130,053	3.4
Total equity attributable to shareholders of the Company	482,730	474,399	1.8
Net assets per share attributable to shareholders of the Company (RMB)	5.560	5.472	1.6

			Changes
			over the same
	Six-month period ended 30 June		period of the
	2012	2011	preceding year
Items	RMB millions	RMB millions	(%)

Operating profit	33,508	56,237	(40.4)
Profit before taxation	34,283	56,755	(39.6)
Net profit attributable to shareholders of the Company	23,697	40,239	(41.1)
Net profit attributable to shareholders of the Company before extraordinary gain and loss	23,259	39,824	(41.6)
Weighted average return on net assets (%)	4.89	9.10	(4.21)
			percentage points
Basic earnings per share (RMB)	0.273	0.464	(41.2)
Diluted earnings per share (RMB)	0.263	0.452	(41.8)
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.268	0.459	(41.6)
Net cash flow from operating activities	20,554	30,863	(33.4)
Net cash flow from operating activities per share (RMB)	0.237	0.356	(33.4)

Extraordinary items and corresponding amounts:

Six-month period ended 30 June 2012
(Income)/expense
Items	RMB millions

Gain on disposal of non-current assets	(459)
Donations	42
Gain on holding and disposal of various investments	115
Other extraordinary income and expenses, net	(348)
Subtotal	(650)
Tax effect	163
Total	(487)
Attributable to:
Equity shareholders of the Company	(438)
Minority interests	(49)

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

			Changes
			over the same
	Six-month periods ended 30th June		period of the
	2012	2011	preceding year
Items	RMB millions	RMB millions	(%)

Operating profit	40,083	58,439	(31.4)
Profit attributable to equity shareholders of the Company	24,503	41,174	(40.5)
Return on capital employed (%)	3.65	6.58	(2.93)
			percentage points
Basic earnings per share (RMB)	0.282	0.475	(40.6)
Diluted earnings per share (RMB)	0.272	0.462	(41.1)
Net cash generated from operating activities	20,322	30,570	(33.5)
Net cash generated from operating activities per share (RMB)	0.234	0.353	(33.7)

			Changes
	At 30 June	At 31 December	from the end
	2012	2011	of last year
Items	RMB millions	RMB millions	(%)

Total assets	1,181,287	1,144,528	3.2
Total equity attributable to equity shareholders of the Company	480,398	472,328	1.7
Net assets per share (RMB)	5.533	5.448	1.6

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.
Unit: 1,000 shares

	Before Change			Increase/Decreasenote				After Change
		Percentage	New share	Bonus	Conversion				Percentage
	Number	(%)	issued	issued	from reserve	Others	Sub-total	Number	(%)

RMB ordinary shares	69,922,074	80.65	—	—	—	117,715	117,715	70,039,789	80.67
Foreign shares listed domestically	—	—	—	—	—	—	—	—	—
Foreign shares listed overseas	16,780,488	19.35	—	—	—	—	—	16,780,488	19.33
Others	—	—	—	—	—	—	—	—	—
Total Shares	86,702,562	100	—	—	—	117,715	117,715	86,820,277	100

Note:	From 1 January 2012 to 30 June 2012, Sinopec A share increased by 117,715,000 shares as a result of the exercise of conversion by some convertible bonds holders.

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2012, there were a total of 779,143 shareholders of Sinopec Corp., of which 772,536 were holders of A share and 6,607 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

(1) Top ten shareholders	Unit: 1,000 shares

		As a	Total
		percentage	shares held	Number	Number
		of total shares	at the end	of shares	of shares
	Nature of	at the end of the	of reporting	with selling	pledged or
Name of Shareholders	shareholders	reporting period %	period	restrictions	lock-ups

China Petrochemical Corporation	A share	75.79	65,797,128	0	0
HKSCC (Nominees) Limited	H share	19.20	16,676,361	0	Unknow
Guotai Junan Securities Co., Ltd	A share	0.22	188,634	0	0
China Life-Dividend-Individual Dividend 005L-FH002 Shanghai	A share	0.15	133,430	0	0
PICC Life-Dividend-Individual Insurance Dividend	A share	0.11	98,428	0	0
China Southern Select Fund	A share	0.07	58,300	0	0
Taikang Life Insurance Co., Ltd, Dividend Individual Dividend-019	A share	0.06	52,683	0	0
Huaan Hongli Securities Inv. Fund	A share	0.06	50,800	0	0
Harvest Theme New Dynamic Equity Securities Investment Fund	A share	0.05	47,430	0	0
SSE 50 ETF Open Index Securities Inv. Fund	A share	0.04	37,610	0	0

Note:
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, which are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or activity in concert among the aforementioned shareholders:

We are not aware of any connection or activities in concert among or between the top ten shareholders.

(2)	Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2012

		Number of	As a percentage
		shares with	of total interests
		interests held	(H share) of
		or regarded as	Sinopec Corp.
Name of shareholders	Status of shareholders	being held (share)	(%)

JPMorgan Chase & Co.	Beneficial owner	196,976,157(L)	1.17(L)
		34,598,330(S)	0.21(S)
	Investment manager	420,609,627(L)	2.51(L)
	Custodian corporation/Approved lending agent	908,622,581(L)	5.41(L)
Blackrock, Inc.	Interests of corporation controlled	1,103,504,474(L)	6.58(L)
	by the substantial shareholder	186,800,976(S)	1.11(S)
Templeton Asset Management Ltd.	Investment manager	1,006,669,203(L)	6.00(L)

Note:	(L): Long position, (S): Short position.

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE EFFECTIVE CONTROLLER
There was no change in the controlling shareholder or the effective controller in the reporting period.

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW

The first half of 2012 witnessed an economic slow-down in the United States, the debt crisis and consequent recession in Europe, and slower growth in China and other emerging markets. The Chinese government focused on progress in stability, and took a series of measures to maintain stable growth. China’s GDP grew by 7.8% over the same period last year, with 8.1% growth in the first quarter and 7.6% in the second quarter. Given the geo-political uncertainty and the weakening demand due to the global economic slow-down, the international price of crude oil rose and then dropped in the first half of 2012. Brent spot price soared to US$128 per barrel in the first quarter and dropped to US$100 per barrel in the second quarter, averaging at US$113.34 per barrel in the first half, a year-on-year increase of 1.96%. The domestic market for refined oil products was well supplied, and the government made four adjustments in product prices in line with international crude price development, keeping tight price regulation. The chemicals market saw intense competition, leading to a drastic drop in product prices. According to the Company’s statistics for the first half of the year, domestic apparent consumption of oil products (including gasoline, diesel and kerosene) increased by 3.0%, and consumption of ethylene equivalents increased by 4.0%.

1	PRODUCTION AND OPERATION

	(1)	Exploration and Production Segment

In oil exploration, we made discoveries in a number of territories, including the Tahe oil field in the Tarim Basin, the southern Ordos Basin, the western and northern rims of the Junngar Basin, and the Jiyang depression of the Shengli oil field. In gas exploration, we made new discoveries in the middle and shallow strata of the western Sichuan Basin, the deep strata of the Yuanba area in northeastern Sichuan, and the northern Ordos Basin. In oil field development and production, we achieved sustained oil production growth as a result of the advances in tapping mature oil fields’ potentials, ramping up in key tight oil reservoirs and improving oil recovery rate. In gas field development, our key projects were well under way. We put into operation the Dawan block of the Puguang Gas Field, achieved good progress in the Yuanba Gas Field, and progressed smoothly in middle and shallow strata of the western Sichuan Basin and the Ordos Basin, as momentum continued well on track. The Company produced 163.09 million barrels of crude oil in the first half of 2012, a year-on-year increase of 4.3%. Domestic oil production increased by 1.2% year-on-year and overseas production increased significantly compared with the same period last year due to the overhaul of offshore production facilities in 2011. Natural gas output grew to 289.78 billion cubic feet, representing an increase of 14.1%.

Exploration and Production: Summary of Operations

	Six-month periods ended 30 June		Changes
	2012	2011	%

Oil and gas production (mmboe)	211.42	198.63	6.4
Crude oil production (mmbbls) Note 1	163.09	156.32	4.3
China	151.96	150.22	1.2
Overseas	11.13	6.10	82.5
Natural gas production (bcf)Note 2	289.78	253.88	14.1

Note 1:	For domestic production of crude oil, 1 tonne = 7.1 barrels; for production of crude oil in Africa, 1 tonne = 7.27 barrels.
Note 2:	For production of natural gas, 1cubic meter=35.31 cubic feet.

(2)	Refining Segment

In spite of the tight price regulation on domestic refined oil products and the misalignment with the international crude price in the first half of 2012, we optimized the procurement, transportation and allocation of crude oil to reduce costs, and maintained steady and safe operations of refining facilities. We adjusted the refining throughput and utilization rate in accordance with market changes. We optimized product slate and increased the output of high-spec gasoline. We implemented plans to revamp and expand our refineries in an effort to upgrade the quality of oil products and supply cleaner products. Refinery throughput was 110 million tonnes in the first half of the year, representing a year-on-year increase of 1.1%. Light yield increased by 0.94 percentage point compared with the same period of 2011.

Refining: Summary of Operations

	Six-month periods ended 30 June		Changes
	2012	2011	(%)

Refinery throughput (million tonnes)	109.76	108.53	1.1
Gasoline, diesel and kerosene production (million tonnes)	65.95	63.40	4.0
Gasoline (million tonnes)	19.61	18.18	7.8
Diesel (million tonnes)	39.10	38.44	1.7
Kerosene (million tonnes)	7.25	6.77	7.1
Light chemical feedstock production (million tonnes)	18.53	18.57	(0.2)
Light yield (%)	77.20	76.26	0.94
			Percentage points
Refining yield (%)	95.41	95.30	0.11
			Percentage points

Note:	1.	Refinery throughput is converted at 1 tonne = 7.35 barrels
	2.	100% production of joint ventures was included.

(3)	Marketing and Distribution

In the first half of 2012, Sinopec Corp. adjusted operation strategies to actively respond to the changes in the market demand. In the first quarter, the Company increased the proportion of retail volume to achieve higher profitability. In the second quarter, in spite of continued drop in international oil price and weakening market demand, the Company intensified marketing activities and controlled the inventory level effectively. The Company strengthened quality management for outsourced oil products. We provided value-added services including e-commerce and promoted non-fuel businesses. In the first half, the total sales volume of oil products increased to 82.67 million tonnes, up by 2.8% year-on-year.

Marketing and Distribution: Summary of Operations

	Six-month periods ended 30th June		Changes
	2012	2011	%

Total sales volume of oil products (million tonnes)	82.67	80.42	2.8
Total domestic sales volume of oil products (million tonnes)	77.03	75.10	2.6
Retail (million tonnes)	53.15	50.20	5.9
Direct sales (million tonnes)	15.68	15.89	(1.3)
Wholesales (million tonnes)	8.2	9.01	(9.0)
Annualised average throughput per station (tonne/station)	3,489	3,341	4.4

	On 30th June 2012	On 31st December 2011	Changes from the end of last year
	(%)

Total numbers of domestic service stations	30,484	30,121	1.2
Company-operated	30,471	30,106	1.2

(4)	Chemicals

In the first half of 2012, the Company lowered the plant loads for ethylene and synthetic resin according to supply and demand. We took advantage of production synergies and optimised supply-chain management, leveraging lighter hydrocarbon feedstock and increasing resource efficiency. We produced marketable and high value-added products, accelerated research and development on new products and performance compounds for synthetic resin. As a result, synthetic resin new products and performance compounds reached 52.0%, differentiated fiber reached 67.5% of total produced. We developed a strong customer base by improving service quality. Production of ethylene was 4.81 million tonnes in the first half of 2012, down by 4.1% year on year, and the total sales of chemical products were 26.15 million tonnes, up by 4.2% year on year.

	Summary of Production of Major Chemical Products	Unit: 1,000 tonnes

	Six-month periods ended 30th June		Changes
	2012	2011	(%)

Ethylene	4,810	5,015	(4.1)
Synthetic resin	6,701	6,834	(2.0)
Synthetic fibre monomer and polymer	4,580	4,744	(3.5)
Synthetic fibre	674	705	(4.4)
Synthetic rubber	475	526	(9.5)

Note:	100% production of joint ventures was included.

2	COST CUTTING

To deliver the total cost management target, the Company vigorously reduced non-productive expenditure and kept costs and expenses within our budget in the first half of 2012. The Company strengthened its process management in crude sourcing and logistics, and achieved a better control of crude cost. On finance management, the Company reduced financing cost by strengthening fund operations and broadening fund-raising channels. The Company reduced procurement cost through centralised procurement and storage management.

3	HSE, ENERGY CONSERVATION AND EMISSION REDUCTION

The Company implemented the accountability system and strengthened assessment and supervision on HSE management to ensure safe and stable operation of the facilities in the first half of 2012. The Company has taken green and low-carbon initiatives, advanced technology innovation and energy performance contracts, and focused on energy-saving and environmental protection in the course of energy development, processing and utilization. To well implement corporate social responsibility, the Board of Directors set up the CSR Management Committee to monitor the Company’s CSR performance in HSE, green and low-carbon development. In the first half of 2012, the Company’s energy intensity dropped by 2.0%, COD in waste water discharge shrank by 4.1% and sulfur dioxide discharge fell by 3.3%.

4	CAPITAL EXPENDITURE

The Company’s capital expenditures in the first half reached RMB 51.504 billion, of which RMB 21.839 billion were used in the Exploration and Production segment, mainly for the Shengli shallow water oilfield, the Tahe oil field in the northwest, the Ordos oil and gas fields, the Sichuan Basin and the Shandong LNG project. RMB 10.427 billion were used in the Refining segment, mainly for upgrading the quality of diesel products and revamping and expansion of refining projects in Shanghai Petrochemical and Jinling. RMB 6.341 billion were used in the Chemicals segment for the construction of such projects as the Wuhan 800 thousand tpa ethylene project, the Yanshan butyl rubber project and the Yizheng BDO project. RMB 12.39 billion were used in the Marketing and Distribution segment, mainly for construction and acquisition of service stations, oil depots and oil product pipelines in highways, major cities and urban development areas, and non-fuel business, IC card value-added service with 704 new service stations added. RMB 507 million were used for the Corporate and Others, mainly for R&D facilities and IT projects construction.

BUSINESS PROSPECTS
Looking into the second half of the year, the Chinese government is expected to implement a number of fiscal and monetary policies in pursuit of steady economic growth, driving infrastructure investment and domestic consumer spending. Given these macro-control policies to be in place in the second half of 2012, we expect the domestic demand for refined oil products and chemicals will steadily increase, which provides favorable conditions for the Company to scale up business operations.

In line with the macro economic forecast in the second half of 2012, we will step up market development effort, vigorously optimise operations, and strengthen HSE, so as to deliver sustained growth.

In exploration, the Company will focus on reserve and volume growth, advancing exploration in key areas, tracking the evaluation on risk well drilling, ramping up production in key areas and significant natural gas projects, strengthening the development, management and enhanced oil recovery in mature oil fields. The Company will step up efforts in exploration and development of unconventional resources, building production capacity in Fuling continental shale gas project, preparing for the coal-bed-methane production in the southern part of Yanchuan through various pilot well development programs. In the second half of 2012, the Company plans to produce 163.75 million barrels of crude oil (including 154.61 million barrels of domestic production and 9.14 million barrels of overseas production), and 293.07 billion cubic feet of natural gas.

In refining, we will optimise crude sourcing and allocation, increase resource efficiency, and rationalise refinery utilisation. The Company will take into consideration a balanced production and sales of light chemical feedstock, the regional oil products consumption and profitability, and optimise product slate to produce high-spec gasoline. The oil products inventory will be controlled at a rational level to reduce operating cost. The Company will leverage the synergy of centralised sales of lubricant, asphalt and petroleum coke to maximise profitability. For the second half of 2012, the Company plans to process 112 million tonnes of crude oil.

In marketing and distribution, we will leverage the advantage of the distribution network and the value of our brand awareness, making appropriate adjustments to the marketing strategies, expanding marketing activities, extending the sales network, and sharpening competitiveness. In the meantime, the Company will continuously develop non-fuel business, expanding a CNG market and developing e-commerce business to tap new sources of growth. In the second half 2012, the Company plans to sell 80 million tonnes of oil products.

In chemicals, we will respond rapidly to home and overseas market dynamics and adjust the utilisation rate of chemical facilities. The Company will strengthen plant-site management to continuously increase its techno-economic index, optimising feedstock and product mix, maximising the output of marketable and high value-added products. Sinopec will balance marketing with production in line with the market volatility, taking product inventory under control to sell all that is produced. The Company will improve service mechanism for better customer satisfaction. In the second half 2012, the Company expects to produce 4.63 million tonnes of ethylene.

The Company will stick to the objective of building a world-class energy and chemical company and continue to implement the resource strategy, market strategy, integration strategy, international strategy, differentiation strategy and green and low-carbon growth strategy, optimising marketing strategies according to the economic situation at home and abroad, focusing on work safety and cost efficiency to meet all of its targets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE ABSTRACTED FROM THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

1	CONSOLIDATED RESULTS OF OPERATIONS

In the first half of 2012, the Company’s turnover and other operating revenues were RMB 1,348.1 billion, representing a year-on-year increase of 9.3%, and the operating profit was RMB 40.1 billion, representing a year-on-year decrease of 31.4%.

The following table sets forth major revenue and expense items in the consolidated income statement of the Company for the indicated periods:

	Six-month periods ended 30th June
	2012	2011	Change
	RMB millions	RMB millions	(%)

Turnover and other operating revenues	1,348,072	1,233,272	9.3
Of which: Turnover	1,327,466	1,216,941	9.1
Other operating revenues	20,606	16,331	26.2
Operating expenses	(1,307,989)	(1,174,833)	11.3
Of which: Purchased crude oil, products, and operating supplies and expenses	(1,119,324)	(998,942)	12.1
Selling, general and administrative expenses	(28,641)	(26,281)	9.0
Depreciation, depletion and amortisation	(34,534)	(30,510)	13.2
Exploration expenses (including dry holes)	(6,882)	(5,652)	21.8
Personnel expenses	(24,020)	(20,583)	16.7
Taxes other than income tax	(95,267)	(93,285)	2.1
Other operating income (net)	679	420	61.7
Operating profit	40,083	58,439	(31.4)
Net finance costs	(5,027)	(3,296)	52.5
Investment income and share of profit less losses from associates and jointly controlled entities	386	2,906	(86.7)
Profit before taxation	35,442	58,049	(38.9)
Tax expense	(9,643)	(13,857)	(30.4)
Profit for the period	25,799	44,192	(41.6)
Attributable to:
Equity shareholders of the Company	24,503	41,174	(40.5)
Non-controlling interests	1,296	3,018	(57.1)

(1)	Turnover and other operating revenues

In the first half of 2012, the Company’s turnover and other operating revenues were RMB 1,348.1 billion, representing an increase of 9.3% over the first half of 2011. This was mainly because the Company expanded the sales volume amid higher prices of crude oil and refined oil products and the increase in the revenue from the Company’s trading business.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products over the first half of 2012 compared with the first half of 2011

	Sales Volume			Average realised price*
	(1,000 tonnes)			(RMB/tonne, RMB/thousand cubic meters)
	Six-month periods			Six-month periods
	ended 30th June		Change	ended 30th June		Change
	2012	2011	(%)	2012	2011	(%)

Crude oil	2,873	2,386	20.4	4,867	4,600	5.8
Natural gas (million cubic meters)	6,881	5,936	15.9	1,282	1,268	1.1
Gasoline	25,540	23,705	7.7	8,740	8,236	6.1
Diesel	47,689	48,612	(1.9)	7,334	6,994	4.9
Kerosene	8,914	8,053	10.7	6,550	5,928	10.5
Basic chemical feedstock	11,134	9,937	12.1	6,792	6,959	(2.4)
Monomer and polymer for synthetic fibre	3,298	3,141	5.0	8,377	10,370	(19.2)
Synthetic resin	5,237	5,176	1.2	9,058	10,134	(10.6)
Synthetic fibre	710	764	(7.1)	11,102	13,995	(20.7)
Synthetic rubber	631	631	—	19,034	22,028	(13.6)
Chemical fertilizer	506	468	8.1	2,204	2,049	7.6
Trading	62,948	51,098	23.2	5,248	5,205	0.8
Of which: Crude oil	53,415	43,196	23.7	5,227	5,109	2.3
Refined oil products	3,902	5,033	(22.5)	6,272	6,150	2.0

* Excluding value added tax.

Most of the crude oil and a small portion of natural gas produced by the Company were used internally for refining and chemical production with the remainder sold to external customers. In the first half of 2012, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 26.0 billion, increased by 19.8% year on year, accounting for 1.9% of the Company’s turnover and other operating revenues. The change was mainly due to the increase in both the sales volume and the prices of crude oil and natural gas over the same period in 2011.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by the refining segment and the marketing and distribution segment achieved an external sales revenue of RMB 797.6 billion, representing an increase of 6.9% over the same period of 2011 and accounting for 59.2% of the Company’s turnover and other operating revenues. The increase was mainly due to higher prices and sales volume of refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 631.4 billion, representing an increase of 8.3% over the same period in 2011, accounting for 79.2% of the sales revenue of petroleum products. Sales revenue of other petroleum products was RMB 166.2 billion, representing an increase of 1.7% compared with the first half of 2011, accounting for 20.8% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 173.6 billion, representing a decrease of 5.1% over the same period of 2011, accounting for 12.9% of its turnover and other operating revenues. The decrease was mainly due to the price plunge of chemical products with the average prices of the six major categories of chemical products dropping by RMB 772 per tonne or 9.0% year on year.

Sales revenue of Corporate and Others reached RMB 330.9 billion, representing 24.5% of the Company’s total turnover and other operating income, up by 24.2% year on year. This was mainly due to the expanded crude and refined oil export and import businesses.

(2)	Operating expenses

In the first half of 2012, the Company’s operating expenses were RMB 1,308.0 billion, representing an increase of 11.3% over the first half of 2011. The operating expenses mainly consisted of the following:

Crude oil procurement, products and operating supplies and expenses were RMB 1,119.3 billion in the first half of 2012, representing an increase of 12.1% over the same period of 2011, accounting for 85.6% of the total operating expenses, of which:

●
Procurement cost of crude oil was RMB 458.8 billion, representing an increase of 13.0% over the same period of 2011. Total processed volume of crude oil purchased externally in the first half of 2012 was 84.78 million tonnes (excluding the volume processed for third parties), increased by 2.8% over the first half of 2011. The average unit processing cost of crude oil purchased externally was RMB 5,412 per tonne, increased by 9.9% over the first half of 2011.

●
Export and import expenses of crude oil, refined products and other products totaled RMB 328.5 billion, 24.1% more than that of the same period last year. In the first half of 2012, the Company’s crude trade volume rose by 23.7% year on year to reach 53.42 million tons while refined products trade volume was down by 22.5% year on year to stand at 3.9 million tons.

● Other procurement cost was RMB332 billion, up by 1.1% year on year, mainly due to the price and volume surge of other raw materials.

Selling, general and administrative expenses of the Company totaled RMB 28.6 billion, representing an increase of 9.0% over the first half of 2011. This was mainly due to the increase in the sales expenses such as freight and miscellaneous costs which was related to the expanded sales volume as well as an increase in the expenses for labor and safety input.

Depreciation, depletion and amortization expenses of the Company were RMB 34.5 billion, representing an increase of 13.2% compared with the first half of 2011. This was mainly due to newly accrued depreciation as a result of continuous investment in fixed assets in recent years.

Exploration expenses in the first half of 2012 were RMB 6.9 billion, representing an increase of 21.8% compared with the same period in 2011. This was mainly because the Company made intensified efforts in the exploration in areas including the Ordos Basin, the Sichuan Basin and the Junggar Basin, etc. as well as in the exploration for unconventional oil and gas.

Personnel expenses were RMB 24.0 billion, accounting for 1.8% of the total operating expenses and representing an increase of RMB 3.4 billion. Excluding the effect of adjusting salary-based insurance and payment, and more employment caused by business growth, the personnel expenses increased by 5.86% year on year. This was mainly an outcome of the pay raise for the front-line employees in the second half of 2011.

Taxes other than income tax totaled RMB 95.3 billion, representing an increase of 2.1% compared with the first half of 2011. It was mainly due to an increase in the consumption tax as a result of expanded product sales volume and the price-based resource tax which increased compared with the same period in 2011.

(3)	Operating profit

In the first half of 2012, the Company’s operating profit was RMB 40.1 billion, representing a decrease of 31.4% over the same period in 2011. This was mainly due to the aggravated refining loss amid the substantial growth of crude oil cost compared with the regulated prices of gasoline and diesel. In addition, the Company’s chemical segment swung to a half-year loss amid the slumping prices of chemical products.

(4)	Net finance costs

In the first half of 2012, the Company’s net finance costs were RMB 5.0 billion, representing a year-on-year increase of 52.5%, mainly attributed to the increased net interest expenses as a result of less profit, higher debt and bigger amount of capital employed. In addition, the exchange rate changes in the first half of 2012 reduced the net exchange gains in the Company’s US dollar denominated debts.

(5)	Profit before taxation
In the first half of 2012, the Company’s profit before taxation amounted to RMB 35.4 billion, representing a decrease of 38.9% compared with the same period of 2011.

(6)	Tax expense
In the first half of 2012, the income tax expense of the Company totaled RMB 9.6 billion, decreasing by 30.4% over the same period of 2011, mainly due to the Company’s lower profit for the period.

(7)	Profit attributable to non-controlling interests of the Company
In the first half of 2012, profit attributable to non-controlling shareholders was RMB 1.3 billion, representing a decrease of 57.1% over the same period of 2011.

(8)	Profit attributable to equity shareholders of the Company
In the first half of 2012, profit attributable to equity shareholders of the Company was RMB 24.5 billion, representing a decrease of 40.5% over the same period of 2011.

2	DISCUSSION ON RESULTS OF SEGMENT OPERATION

The Company manages its operations by four business segments, namely Exploration and Production segment, Refining segment, Marketing and Distribution segment and Chemicals segment, as well as Corporate and Others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include “other operating revenues”.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

			As a percentage of		As a percentage of
			consolidated operating		consolidated operating
			revenues before elimination of		revenue after elimination
	Operating revenues		inter-segment sales		of inter-segment sales
	Six-month periods		Six-month periods		Six-month periods
	ended 30 June		ended 30 June		ended 30 June
	2012	2011	2012	2011	2012	2011
	RMB millions		(%)		(%)

Exploration and Production Segment
External sales	35,389	28,352	1.5	1.3	2.6	2.3
Inter-segment sales	90,728	84,281	3.9	3.9
Operating revenues	126,117	112,633	5.4	5.2
Refining Segement
External sales	98,485	99,357	4.2	4.6	7.3	8.1
Inter-segment sales	540,088	496,319	23.2	23.1
Operating revenues	638,573	595,676	27.4	27.7
Marketing and Distribution Segment
External sales	705,950	652,944	30.3	30.4	52.4	52.9
Inter-segment sales	4,003	2,058	0.2	0.1
Operating revenues	709,953	655,002	30.5	30.5
Chemicals Segment
External sales	177,312	186,123	7.6	8.7	13.2	15.1
Inter-segment sales	23,457	23,315	1.0	1.1
Operating revenues	200,769	209,438	8.6	9.8
Corporate and Others
External sales	330,936	266,496	14.2	12.5	24.5	21.6
Inter-segment sales	323,343	306,501	13.9	14.3
Operating revenues	654,279	572,997	28.1	26.8
Operating revenue before elimination of inter-segment sales	2,329,691	2,145,746			100.0	100.0
Elimination of inter-segment sales	(981,619)	(912,474)
Consolidated operating revenues	1,348,072	1,233,272			100.0	100.0

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the changes between the first half of 2012 and the first half of 2011.

	Six-month periods ended 30 June
	2012	2011	Change
	RMB millions	RMB millions	(%)

Exploration on and Production Segment
Operating revenues	126,117	112,633	12.0
Operating expenses	85,654	77,982	9.8
Operating profit	40,463	34,651	16.8
Refining Segment
Operating revenues	638,573	595,676	7.2
Operating expenses	657,074	607,845	8.1
Operating loss	(18,501)	(12,169)	52.0
Marketing and Distribution Segment
Operating revenues	709,953	655,002	8.4
Operating expenses	689,701	635,404	8.5
Operating profit	20,252	19,598	3.3
Chemicals Segment
Operating revenues	200,769	209,438	(4.1)
Operating expenses	202,020	193,094	4.6
Operating profit/(loss)	(1,251)	16,344	—
Corperate and others
Operating revenues	654,279	572,997	14.2
Operating expenses	654,635	573,639	14.1
Operating loss	(356)	(642)	(44.5)
Elimination of inter-segment profit	(524)	657	—

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil produced by the Company were sold to external customers.

In the first half of 2012, operating revenue of the segment was RMB 126.1 billion, representing an increase of 12.0% over the first half of 2011. This was mainly attributable to the increased prices and sales volume of crude oil and natural gas.

In the first half of 2012, the segment sold 21.52 million tonnes of crude oil, 7.19 billion cubic meters of natural gas, representing an increase of 2.5% and 13.9% respectively over the first half of 2011. The average realised selling price of crude oil and natural gas were RMB 4,747 per tonne and RMB 1,291 per thousand cubic meters, representing an increase of 6.8% and 0.9% respectively over the same period of 2011. Revenues from material sales were RMB 7.8 billion, increased by RMB 2.8 billion over the first half of 2011.

In the first half of 2012, the operating expenses of the segment were RMB 85.6 billion, representing an increase of 9.8% over the first half of 2011. The increase was mainly due to the following:

● Depreciation, depletion and amortisation increased by RMB 2.9 billion on a year-on-year basis, mainly caused by growth in oil and natural gas assets resulting from investment.

●
The Company’s increasing investment in exploration of blocks such as Ordos, Sichuan and Junggar basins, as well as unconventional oil and gas resources. The exploration cost increased by RMB 1.2 billion.

● Revenue from material sales increased, which led to increased sales cost of materials. Other business expenditure increased by RMB 2.8 billion on a year-on-year basis.

In the first half of 2012, oil and gas lifting cost was RMB 710 per tonne, representing a year-on-year increase of 6.6%, mainly attributable to the increase in prices of power.

Benefiting from capacity building in new producing areas and high crude oil price, the segment has realized RMB 40.5 billion of operating profit in the first half of 2012, up by 16.8% on a year-on-year basis.

(2)	Refining Segment

Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company and processing crude oil into refined petroleum products, among which, gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company. Part of the chemical feedstock is sold to the chemicals segment of the Company. Other refined petroleum products are sold to both domestic and overseas customers through the refining segment.

In the first half of 2012, operating revenue of the segment was RMB 638.6 billion, representing an increase of 7.2% over the same period of 2011. This was mainly attributable to the increased sales volume and prices of its refined products.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2012 and of 2011.

	Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2012	2011	(%)	2012	2011	(%)

Gasoline	18,573	17,078	8.8	8,055	7,511	7.2
Diesel	37,200	36,948	0.7	6,771	6,330	7.0
Kerosene	4,958	4,426	12.0	6,512	5,601	16.3
Chemical feedstock	17,010	18,449	(7.8)	6,204	5,856	5.9
Other refined petroleum products	22,353	22,037	1.4	4,321	4,431	(2.5)

* Excluding value added tax.

In the first half of 2012, the sales revenue of gasoline was RMB 149.6 billion, representing an increase of 16.6% over the same period of 2011, accounting for 23.4% of the segment’s operating revenue.

In the first half of 2012, the sales revenue of diesel was RMB 251.9 billion, representing an increase of 7.7% over the same period of 2011, accounting for 39.4% of the segment’s operating revenue.

In the first half of 2012, the sales revenue of kerosene was RMB 32.3 billion, representing an increase of 30.2% over the same period of 2011, accounting for 5.1% of the segment’s operating revenue.

In the first half of 2012, the sales revenue of chemical feedstock were RMB 105.5 billion, representing a decrease of 2.3% over the same period of 2011, accounting for 16.5% of the segment’s operating revenue.

In the first half of 2012, the sales revenue of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB 96.6 billion, representing a decrease of 1.1% over the same period of 2011, accounting for 15.1% of the segment’s operating revenue.

In the first half of 2012, the segment’s operating expenses were RMB 657.1 billion, representing an increase of 8.1% over the same period of 2011, mainly attributable to the increase in crude oil prices and refinery throughput.

In the first half of 2012, the average processing cost was RMB 5,345 per tonne, representing an increase of 9.6% over the same period of 2011. Crude oil processed totaled 105.78 million tonnes (excluding volume processed for third parties), representing an increase of 1.3% over the first half of 2011. In the first half of 2012, the total cost of crude oil processed was RMB 565.3 billion, representing an increase of 11.0% over the same period of 2011, accounting for 86.0% of the segment’s operating expenses, increased by 2.2 percentage points over the first half of 2011.

In the first half of 2012, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 145.4 per tonne, representing an increase of 5.7% compared with that in the first half of 2011, mainly due to increased prices of outsourced auxiliary material, power and fuel as well as increased processing cost caused by oil product quality upgrading.

In the first half of 2012, crude oil price increased significantly while domestic refined oil product prices were strictly controlled, and prices of refining products other than oil products increased slightly. The refining margin (defined as the sales revenues less the crude oil costs and refining feedstock costs and taxes other than income tax, and then divided by the throughput of crude oil and refining feedstock) of the Company was RMB 25.6 per tonne, decreasing by 65.9% over the same period of 2011.

The segment suffered an operating loss of RMB 18.5 billion in the first half of 2012, representing an increase of RMB 6.3 billion over the same period of 2011.

(3)	Marketing and Distribution Segment

The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2012, the operating revenue of this segment was RMB 710.0 billion, increased by 8.4% over the same period of 2011, which was mainly attributed to the improved sales mix (sales of high-spec gasoline accounted for 99.5% of the total gasoline sales, up by 1.9 percentage points) and increased sales volume of oil products through retail and direct channels, up by 4 percentage points to 89.7% of the total oil products sales volume).

In the first half of 2012, the sales revenue of gasoline totaled RMB 223.4 billion, representing an increase of 14.3% over the same period of 2011; and the sales revenue of diesel and kerosene totaled RMB 352.9 billion and RMB 58.3 billion, increased by 3.3% and 22.2% respectively over the same period of 2011.

The following table sets forth the sales volumes, average realised prices, and respective rate changes of the four product categories in the first half of 2012 and 2011, including detailed information of different sales channels for gasoline and diesel:

	Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2012	2011	(%)	2012	2011	(%)
Gasoline	25,561	23,730	7.7	8,740	8,235	6.1
Of which: Retail	22,283	19,892	12.0	8,813	8,349	5.6
Direct sales	1,081	1,024	5.6	8,132	7,574	7.4
Wholesale	2,197	2,814	(22.0)	8,291	7,672	8.1
Diesel	48,168	48,860	(1.4)	7,327	6,991	4.8
Of which: Retail	27,884	27,436	1.6	7,549	7,160	5.4
Direct sales	14,995	15,160	(1.1)	7,018	6,799	3.2
Wholesale	5,289	6,264	(15.6)	7,029	6,718	4.6
Kerosene	8,900	8,043	10.7	6,550	5,928	10.5
Fuel oil	12,974	12,468	4.1	4,767	4,436	7.5

* Excluding value added tax.

In the first half of 2012, the operating expense of the segment was RMB 689.7 billion, representing an increase of 8.5% compared with that in the first half of 2011. This was mainly due to the increased purchase cost of oil products.

In the first half of 2012, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 182.8 per tonne, representing an increase of 3.7% compared with that in the first half of 2011. This mainly due to the increased leasing expenses and service fees.

In the first half of 2012, the segment’s operating profit was RMB 20.3 billion, representing an increase of 3.3% over the same period of 2011.

(4)	Chemicals Segment

The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2012, operating revenue of the chemicals segment was RMB 200.8 billion, representing a decrease of 4.1% over the same period of 2011, which was mainly due to the depressed chemical market and drastic fall in prices of major chemical products.

The sales revenue generated from the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertilizer) totaled approximately RMB 192.0 billion, representing a decrease of 4.1% over the same period of 2011, accounting for 95.6% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment’s six categories of chemical products in the first half of 2012 and 2011.

	Sales Volume (thousand tonnes)			Average realised price* (RMB/tonne)
	Six-month periods			Six-month periods
	ended 30 June		Change	ended 30 June		Change
	2012	2011	(%)	2012	2011	(%)

Basic organic chemicals	14,236	13,169	8.1	6,733	6,795	(0.9)
Synthetic fibre monomer and polymer	3,311	3,160	4.8	8,369	10,354	(19.2)
Synthetic resin	5,239	5,180	1.1	9,058	10,134	(10.6)
Synthetic fibre	710	764	(7.1)	11,102	13,995	(20.7)
Synthetic rubber	631	631	—	19,032	22,028	(13.6)
Chemical fertilizer	506	470	7.7	2,204	2,051	7.5

*	Excluding value added tax.

In the first half of 2012, the operating expense of the segment was RMB 202.0 billion, representing an increase of 4.6% over the first half of 2011. The cost increased by 5.3% or RMB 9.3 billion, mainly attributable to the increased feedstock cost and trade volume.

In the first half of 2012, the segment suffered an operating loss of RMB 1.3 billion.

	(5)	Corporate and Others

The business activities of corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2012, the operating revenue generated from Corporate and Others was RMB 654.3 billion, representing an increase of 14.2% over the first half of 2011, including RMB 652.7 billion revenue from trading of crude oil, refined oil products and other products, which increased by 14.1% over the same period last year.

In the first half of 2012, the operating expense for Corporate and Others was RMB 654.6 billion, representing an increase of 14.1% over the same period of 2011, including RMB 651.8 billion trading expenses of crude oil, refined oil products and other products by the trading subsidiaries of the Company, which increased by 14.1% over the same period last year.

The operating loss amounted to RMB 0.4 billion, representing a year-on-year decrease by 44.5%, among which operating profit realised by the specialised subsidiaries such as trading companies were RMB 0.9 billion, research and headquarters expenses were RMB 1.3 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

	(1)	Assets, liabilities and equity	Units: RMB millions

	At 30 June	At 31 December	Amount
	2012	2011	of changes

Total assets	1,181,287	1,144,528	36,759
Current assets	358,016	342,755	15,261
Non-current assets	823,271	801,773	21,498
Total liabilities	664,502	637,184	27,318
Current liabilities	452,327	444,240	8,087
Non-current liabilities	212,175	192,944	19,231
Total equity attributable to equity shareholders of the company	480,398	472,328	8,070
Share capital	86,820	86,702	118
Reserves	393,578	385,626	7,952
Interests attributable to non-controlling shareholders	36,387	35,016	1,371
Total equity	516,785	507,344	9,441
As at 30 June 2012, the Company’s total assets were RMB 1,181.3 billion, representing an increase of RMB 36.8 billion compared with that at the end of 2011, of which:

●
Current assets increased by RMB 15.3 billion from that at the end of 2011 to RMB 358.0 billion, mainly attributable to a net increase of RMB 25.3 billion in accounts receivable as business grew, an increase of RMB 3.8 billion in the inventory of the Company as a result of rise in prices of crude oil and other raw materials, and a decrease of RMB 12.3 billion in bills receivable due to more discount activities, as compared with those at the beginning of the year.

●
Non-current assets increased by RMB 21.5 billion from that at the end of 2011 to RMB 823.3 billion, mainly attributable to the fact that the Company made investment in accordance with its annual investment plan, resulting in a net increase of RMB 28.6 billion in construction in progress.

As at 30 June 2012, the Company’s total liabilities were RMB 664.5 billion, representing an increase of RMB 27.3 billion compared with that at the end of 2011, of which:

●
Current liabilities increased by RMB 8.1 billion from that at the end of 2011 to RMB 452.3 billion, mainly attributable to an increase of RMB 51.3 billion resulted from increased use of working capital, a decrease of RMB 36.3 billion in taxes payable and advance payment, and a decrease of RMB 4.1 billion in accounts payable.

● Non-current liabilities increased by RMB 19.2 billion from that at the end of 2011 to RMB 212.2 billion, mainly attributable to the issuance of RMB 20.0 billion of corporate bonds.

As at June 30, 2012, total equity attributable to equity shareholders of the Company was RMB 480.4 billion, representing an increase of RMB 8.1 billion, mainly attributable to reserve increase.

(2)	Cash Flow
The following table sets forth the major items on the consolidated cash flow statements for the first half of 2012 and 2011.

Units: RMB millions

	Six-month periods ended 30 June		Changes in
Major items of cash flows	2012	2011	amount

Net cash generated from operating activities	20,322	30,570	(10,248)
Net cash used in investing activities	(79,659)	(55,030)	(24,629)
Net cash generated from financing activities	47,242	16,130	31,112
Net decrease in cash and cash equivalents	(12,095)	(8,330)	(3,765)

In the first half of 2012, net cash generated from operating activities was RMB 20.3 billion, representing a decrease of RMB 10.2 billion in cash inflow year on year. This was mainly attributable to the decrease in profit and increase in inventory and accounts receivable.

In the first half of 2012, net cash used in investing activities was RMB 79.7 billion, representing an increase of RMB 24.6 billion in cash outflow on a year-on-year basis, mainly due to increased investment as scheduled.

In the first half of 2012, net cash generated from financing activities was RMB 47.2 billion, representing an increase of RMB 31.1 billion on a year-on-year basis. This was mainly due to the newly added low cost US Dollar borrowings and the issuance of RMB20 billion corporate bonds.

As of 30 June 2012, the Company’s cash and cash equivalents were RMB 12.6 billion, decreased by RMB 12.1 billion as of 31 December 2011.

(3)	Contingent Liabilities
Please refer to “Significant guarantee” in the section headed “Significant Events” in this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditure” in the section headed “Business Review and Prospects” in this report.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
Major differences between the Company’s financial statements prepared under ASBE and those under IFRS are set out in Section C of the financial statements of the Company on page 144 in this report.

(1) Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	126,117	112,633
Refining Segment	638,573	595,676
Marketing and Distribution Segment	709,953	655,002
Chemicals Segment	200,769	209,438
Others	654,279	572,997
Elimination of inter-segment sales	(981,619)	(912,474)
Consolidated operating income	1,348,072	1,233,272
Operating profit(/loss)
Exploration and Production Segment	40,279	34,740
Refining Segment	(19,448)	(13,155)
Marketing and Distribution Segment	20,294	19,716
Chemicals Segment	(2,003)	15,508
Others	(299)	(870)
Elimination of inter-segment sales	(524)	657
Financial expenses, gain/(loss) from changes in fair value and investment income	(4,791)	(359)
Consolidated operating profit	33,508	56,237
Net profit attributable to equity shareholders of the Company	23,697	40,239

Operating profit: In the first half of 2012, the operating profit of the Company was RMB 33.5 billion, representing a decrease of 40.4% over the same period of 2011. This was mainly attributable to the widening loss of the refining business as a result of large increase in crude oil price and price control of refined oil products, and loss of the chemicals segment due to price drop in chemical products.

Net profit: In the first half of 2012, net profit attributable to the equity shareholders of the Company dropped to RMB 23.7 billion, a 41.1% decrease as compared with the first half of 2011.

(2)	Financial data prepared under ASBE:

	At 30 June	At 31 December
	2012	2011	Changes
	RMB millions	RMB millions	RMB millions

Total assets	1,168,178	1,130,053	38,125
Non-current liabilities	210,737	191,455	19,282
Shareholders’ equity	519,221	509,525	9,696

Analysis of changes:

Total assets: As of 30 June 2012, the Company’s total assets were RMB 1168.2 billion, representing an increase of RMB 38.1 billion compared with that at the end of 2011, mainly attributable to the increase in construction in progress and the increase in accounts receivable due to growing business scale and drastic oil prices fluctuation.

Current liabilities: As of 30 June 2012, the Company’s non-current liabilities were RMB 210.7 billion, increased by RMB 19.3 billion from that at the end of 2011, mainly attributable to the newly issued corporate bonds of RMB 20 billion.

Equity attributable to equity shareholders of the Company: As of 30 June 2012, equity attributable to shareholders of the Company was RMB 519.2 billion, representing an increase of RMB 9.7 billion compared with that at the end of 2011, mainly attributable to the increase in profit and capital reserves.

(3)	The results of the principal operations by segments

				Increase	Increase	Increase/
				of Income	of cost	(decrease) of
	Income from	Cost of		from principal	of principal	gross profit
	principal	principal	Gross	operations on a	operations on a	margin on a
	operations	operations	profit margin	year-on-year	year-on-year	year-on-year
Segment	(RMB millions)	(RMB millions)	(%) Note	basis (%)	basis (%)	basis (%)

Exploration and Production	126,117	49,824	42.9	12.0	12.5	1.2
Refining	638,573	571,259	(0.7)	7.2	8.0	(0.2)
Marketing and Distribution	709,953	667,514	5.9	8.4	8.5	(0.0)
Chemicals	200,769	193,820	3.3	(4.1)	5.5	(8.6)
Others	654,279	651,109	0.5	14.2	14.1	0.1
Elimination of inter-segment sales	(981,619)	(981,095)	N/A	N/A	N/A	N/A
Total	1,348,072	1,152,431	7.4	9.3	11.9	(1.5)

Note:	Gross profit margin = (Income from principal operations – Cost of principal operations, tax and surcharges)/Income from principal operations

SIGNIFICANT EVENTS
1	CORPORATE GOVERNANCE
(1)
During the reporting period, Sinopec Corp. complied with regulatory stipulations of the places where its shares are listed in and outside mainland China and further enforced corporate governance. At the annual general meeting of Sinopec Corp. for the year 2011, the shareholders approved the amendments to the articles of association of Sinopec Corp. (the “Articles of Association”), elected the members of the Fifth Session of the Board of Directors as well as of the members of the Fifth Session of the Board of Supervisors. The Board of Directors elected Mr. Fu Chengyu as the Chairman of the Board of Directors, and Mr. Wang Tianpu and Mr. Zhang Yaocang as Vice Chairman of the Board of Directors. The Board of Supervisors elected Mr. Xu Bin as the Chairman of the Board of Supervisors. The Board of Directors established the Fifth Session of the Strategic Committee, the Audit Committee, and the Remuneration and Appraisal Committee. In order to promote better performance of social responsibilities by the Company and to protect the stakeholders’ interests, the Board of Directors established the Social Responsibility Management Committee for the first time. The Board of Directors appointed the senior management. The directors, the supervisors and the senior management attended the training program by professional consultants arranged by the Company which provides solid basis for standardised operations. The Company improved corporate governance to comply with the new requirements of Hong Kong Stock Exchange. Furthermore, the Company further strengthened the internal control system which was enforced effectively. The information disclosure and the investor relations were well conducted and the communication with the investors was further improved which was approved by the capital market.

(2)
During this reporting period, none of Sinopec Corp., its Board of Directors, its directors, supervisors, senior management were inspected by China Security Regulatory Commission (CSRC), or punished or criticised through circulars by CSRC, Hong Kong Securities and Futures Commission or Securities and Exchange Commission of the United State or publicly condemned by Shanghai Stock Exchange, Hong Kong Stock Exchange, New York Stock Exchange or London Stock Exchange.

	(3)	Equity interests of directors, supervisors and other senior management

During the reporting period, other than the 10,000 A shares of Sinopec Corp. held by vice president Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. has held any shares of Sinopec Corp. The directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position (including any interest or short position in shares that is regarded or treated as being held in accordance with the “Securities and Futures Ordinance” (the “Ordinance”)) in the shares of Sinopec Corp. or any associated corporation (Please refer to the Interpretation of Part XV of the Ordinance), which, according to Divisions 7 and 8 of Part XV of the Ordinance, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of the Ordinance, shall be registered on the designated register as required by the Ordinance, or the “Model Code for Securities Transactions by Directors of Listed Issuers” (the “Model Code”) contained in Appendix 14 of the Hong Kong Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange. As required by the Hong Kong Stock Exchange, the Company formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Management and Changes in Shares as well as the Model Code of Securities Transactions by Company Employees (the “Rules and the Code”) to stipulate the related activities when the above-mentioned persons buy or sell Sinopec Corp.’s securities. The standards of the Rules and the Code are no less exacting than those set out in the Model Code. After specific inquiry by Sinopec Corp., all the directors confirmed that they complied with all the standards of the Model Code as well as those of the Rules and the Code.

	(4)	Compliance with the Corporate Governance Code

Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board of Directors in accordance with the code provisions in paragraph A.5 set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all the members of the Board may better serve the operation need of Sinopec Corp., as such, the duties of the nomination committee set out in the Corporate Governance Code will be performed by the Board of Directors of Sinopec Corp.

In addition, due to other work-related duties, each of chairman and the members of the Audit Committee and the Remuneration and Appraisal Committee of Sinopec Corp. were absent from the annual general meeting of Sinopec Corp. for the year 2011 which caused non-compliance with code provision E1.2 of the Corporate Governance Code. None of the shareholders at the meeting raised enquiries to the Audit Committee or the Remuneration and Appraisal Committee.

Save as disclosed above, during the reporting period, Sinopec Corp. had fulfilled the code provisions set out in the Corporate Governance Code.

	(5)	Review of the Interim Report
The Audit Committee of Sinopec Corp. has carefully reviewed and confirmed the Interim report.

2	DIVIDEND

	(1)	Formulation and Implementation of Cash Dividend Policy

Since its listing, the Company has highly emphasized to deliver reasonable shareholders’ return, protect shareholders’ legitimate interests, maintain continuous and stable cash dividends payment, and standardise decision making procedures. The second meeting of the fifth session of the Board of Directors of Sinopec Corp. has proposed to amend the profit distribution policy in the Articles of Association, specifying that the Company shall distribute cash dividends when the Company’s net profit and retained earnings, in seperate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum shall not be less than 30 (thirty) percent of the net profit of the Company in the current year. Relevant resolution will be submitted to the first extraordinary general meeting of shareholders for 2012, which will be held on 16 October 2012, for consideration and approval. The Company has a definite and clear policy regarding the cash dividends payment criteria and ratio, and a standard decision making procedure and mechanism. The Company’s 2012 interim profit distribution proposal (draft) is in accordance with its Articles of Association and relevant regulations.

	(2)	Dividend Distribution For The Year Ended 31 December 2011 And Interim Dividend Distribution Plan For The Six-Month Period Ended 30 June 2012

Dividend distribution for the year ended 31 December 2011

As approved at the 2011 Annual General Meeting of Sinopec Corp., a final cash dividend of RMB 0.20 (inclusive of tax) per share for 2011 was distributed. On 7 June 2012, Sinopec Corp. distributed the final dividend for 2011 to the shareholders whose names appeared on the shareholder register of Sinopec Corp. on 25 May 2012.

For the year of 2011, total cash dividend of RMB 0.30 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 26.034 billion.

Interim dividend distribution plan for the six-month period ended 30 June 2012

According to the Articles of Association, the interim dividend distribution plan for the six-month period ended 30 June 2012 was approved at the 2nd meeting of the Fifth Session of the Board of Directors. An interim cash dividend of RMB 0.10 (inclusive of tax) per share would be distributed based on the total number of shares as of 14 September 2012 (record date).

The interim dividend will be distributed on or before Wednesday, 26 September 2012 to the shareholders whose names appear on the shareholder register of Sinopec Corp. on Friday, 14 September 2012. To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, by no later than 4:30pm on Friday, 7 September 2012. The register of members of the H shares of Sinopec Corp. will be closed from Monday, 10 September 2012, to Friday, 14 September 2012 (both dates inclusive).

The dividend will be denominated and declared in RMB, and distributed to domestic shareholders in Renminbi and to foreign shareholders in Hong Kong Dollar. The exchange rate for dividends to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong dollar as published by the People’s Bank of China one week preceding the date of declaration of dividends, being Friday, 24 August 2012.

3	THE ISSUANCE OF RMB 23 BILLION CONVERTIBLE BONDS (“SINOPEC CB”)

	(1)	Conversion price adjustments and conversion

On 20 June 2011 and 19 September 2011, the conversion price of Sinopec CB was adjusted to RMB 9.60 per share and consequently to RMB 9.50 per share due to dividend distribution. On 15 December 2011, Sinopec Corp. held the second extraordinary general meeting for the year 2011, during which the Resolution to Revise the Conversion Price of Sinopec CB Downwards was approved. Starting from 27 December 2011, the conversion price of Sinopec CB was adjusted from RMB 9.50 per share to RMB 7.28 per share. On 28 May 2012, the conversion price of Sinopec CB was adjusted to RMB 7.08 per share due to dividend distribution. As at 30 June 2012, 117,749,210 A Shares had been converted, and the remaining bonds value was RMB 22,142,709,000.

(2)	Top ten convertible bond holders and number of bonds held

Name of bond holders	Number of bonds held
(RMB Millions)

Clearing Participant’s Special Account for Collateral Bond Repurchase (China Construction Bank)	2,708.6
Clearing Participant’s Special Account for Collateral Bond Repurchase (Industrial and Commercial Bank of China)	2,004.3
Clearing Participant’s Special Account for Collateral Bond Repurchase (China Agricultural Bank)	1,569.4
Guotai Junan Securities Co., Ltd.’s Special Account for Collateral Bond Repurchase	790.0
Xingquan Convertible Bond Hybrid Securities Investment Fund	787.7
Sunshine Life Insurance Company Ltd. -Dividend-paying Insurance	723.2
Clearing Participant’s Special Account for Collateral Bond Repurchase (Bank of China)	649.8
China Life Insurance Company Ltd. -Dividend-individual dividend-005L-FH002 Shanghai	635.1
UBS AG	541.7
Clearing Participant’s Special Account for Collateral Bond Repurchase (Bank of Communications)	530.0

(3)	Information on major changes in profitability, assets and credit of the guarantor of the Company’s convertible bond

China Petrochemical Corporation, guarantor of the Sinopec CB, maintains an unchanged domestic long-term credit rating of AAA. In May 2012, the international credit rating agencies, Moody’s and Standard & Poor’s gave China Petrochemical Corporation a rating of Aa3 and A+ respectively.

(4)	Information on the Company’s liabilities and credit changes as well as the cash arrangement for the future annual debt repayment

As of 30 June 2012, the Company’s debt to asset ratio is 56.25%. The debt ratio was basically kept stable and there was no significant change in the structure. The Company’s domestic credit rating remained AAA on a long-term basis. With its good financing and repayment capabilities, the Company obtained sufficient credit limit from the domestic commercial banks. Sinopec Corp. primarily uses its own fund to repay the due liabilities and pay interests on schedule. The shortfall will be obtained through the bank loans or direct financing in the capital market to ensure repaying the principle and pay interest on loans on time.

(5)	Use of proceeds

RMB million

Total proceeds	22,889.38Note1	Total proceed used in this reporting period	4,988
		Total cumulative use of proceed	22,159

	Investment		Actual			Compliance
	amount	Any change	proceed	Returns	Whether	with expected
Projects promised	planned	in projects	used	accrued	on schedule	return

Wuhan 800,000 tpa ethylene project	11,289.38	No	11,400Note2	No	Yes	—
Anqing refinery revamping project	3,000	No	2,945	No	Yes	—
Shijiazhuang refinery revamping project	3,200	No	2,414	No	Yes	—
Yulin-Jinan gas pipeline project	3,300	No	3,300	Note3	Yes	Note3
Rizhao-Yizheng crude oil pipeline and supporting projects	2,100	No	2,100	Note4	Yes	Note4
Total	22,889.38	—	22,159	—	—	—
Statements on the failure to realise planned schedule and expected return		No
Statements on the reasons and procedures of changes		No

Note 1:	After deducting the issuance cost of RMB 110.62 million (including the commissions for bookrunners and other costs for the intermediary agencies).

Note 2:
The total promised proceeds allocated to Wuhan 800,000 tpa ethylene project were RMB 11,400 million, and in consideration of the issuance cost, the total promised proceeds allocated to this project were adjusted as RMB 11,289.38 million. As at 30 June 2012, the total cumulative use of proceeds in this project were RMB 11,400 million, which were consistent with the original total promised proceeds. The company has withdrawn RMB 110.62 million from this project and deposited into fundraising special account on 7 August 2012, consequently the actual total cumulative use of proceeds in this project were RMB 11,289.38 million, which were consistent with the adjusted total promised proceeds.

Note 3:
The Company’s committed financial benefits are expected after-tax financial internal rate of return. The useful life of Yulin-Jinan gas pipeline project is 20 years. This committed project has been put into operation since the first half of 2012, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow realised during current period satisfied the estimated net cash flow in the project budget.

Note 4:
The Company’s committed financial benefits are expected after-tax internal rate of return. The useful life of Rizhao-Yizheng crude oil pipeline and supporting project is 20 years. This committed project has been put into operation at the end of 2011, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow realised during current period did not satisfy the estimated net cash flow in the project budget.

4	ISSUANCE OF RMB 20 BILLION CORPORATE BOND

On June 1, 2012, Sinopec Corp. successfully issued a 5-year term and a 10-year term domestic corporate bond which amounted to RMB 13 billion and RMB 7 billion with a fixed annual coupon rate of 4.26% and 4.90%, respectively. On 13 June 2012, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times on 30 May 2012.

5	CORPORATE BOND ISSUED AND INTEREST PAYMENT

On 24 February 2004, Sinopec Corp. successfully issued 10-year term domestic corporate bonds which amounted to RMB 3.5 billion with a credit rating of AAA and a fixed annual coupon rate of 4.61%. On 28 September 2004, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004, respectively. As of 30 June 2012, the principal balance of the corporate bonds was RMB 3.5 billion. By 24 February 2012, Sinopec Corp. had paid the full amount of annual coupon interest for the eighth interest payment year.

Sinopec Corp. issued RMB 30 billion bonds with warrants on February 20, 2008 domestically. The Bonds with Warrants have a 6-year term and 0.8% per annum fixed coupon rate. On 4 March 2008, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcement published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on 18 February 2008. By 20 February 2012, Sinopec Corp. had paid the full amount of coupon interest for the fourth interest payment year.

On 21 May 2010, Sinopec Corp. successfully issued a 5-year term and a 10-year term domestic corporate bond which amounted to RMB11 billion and RMB9 billion with a fixed coupon rate of 3.75% and 4.05%. On 9 June 2010, the aforementioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.’s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times on 19 May 2010. By  21 May 2012, Sinopec Corp. had paid the full amount of coupon interest for the second interest payment year.

6	PROPOSED ISSUANCE OF RMB 30 BILLION A SHARES CONVERTIBLE BONDS

On 12 October 2011, Sinopec Corp. held the first extraordinary general meeting of Sinopec Corp. for the year 2011. During the meeting, the “Proposals Regarding Issuance of A Share Convertible Bonds and Other Related Matters” were considered and approved. The total value of A share convertible bonds will not exceed RMB 30 billion and the proceeds will be used in the Shandong LNG project, Jinling oil products quality upgrading project, Maoming oil products quality upgrading, revamping and expansion project, Yangzi oil products quality upgrading and revamping project, Changling oil products quality upgrading and revamping project, Jiujiang oil products quality upgrading and revamping project, Anqing Branch crude oil with sulfur refinery revamping and oil products quality upgrading project and Shijiazhuang Refinery Branch oil products quality upgrading and crude oil revamping project. The issuance of A share convertible bond obtained conditional approval at the offering examination meetings from China Securities Regulatory Commission on 23 March 2012.

7	INCREASED HOLDINGS OF SINOPEC CORP. A SHARES BY CHINA PETROCHEMICAL CORPORATION

On 9 January 2012, China Petrochemical Corporation increased holdings of Sinopec A shares by 39,083,199 shares by purchasing share in transaction system of the Shanghai Stock Exchange, after the shareholding increase, China Petrochemical Corporation directly and indirectly holds 66,222,627,692 shares of Sinopec Corp., accounting for 76.27% of total issued share capital of Sinopec Corp. issued as at 30 June 2012.

8	MAJOR PROJECTS

(1) Wuhan Ethylene Project

Wuhan ethylene project mainly consists of 800,000 tpa ethylene and downstream auxiliary facilities. Construction commenced in December 2007. It’s expected to be completed and put into operation in 2013.

(2) Shandong LNG project

Shandong LNG project mainly includes construction of one wharf and one terminal designated for LNG with 3 million tpa loading and unloading capacity and auxiliary transportation pipelines for natural gas. Construction commenced in September 2010. It’s expected to be completed and put into operation in 2014.

(3) Yuanba Gas Field 1.7billion m3 Test Production Project

The project mainly includes construction of one purification plant and auxiliary facilities. The production capacity of newly-built plant in terms of the gas purification of natural gas is 1.7 billion m3 per annum. Construction commenced in September 2011. It’s expected to be completed in 2013.

9	RELATED TRANSACTIONS IN THE REPORTING PERIOD

Sinopec Corp. and China Petrochemical Corporation entered into a number of agreements in respect of continuing connected transactions, including the mutual supply agreement, the cultural, educational, hygiene and community services agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property licence agreement and safety production insurance fund document.

The aggregate amount of related transactions actually incurred of the Company during the reporting period was RMB 271.558 billion, of which, expenses amounted to RMB 101.931 billion, (including RMB 95.62 billion of purchase of goods and services, RMB 2.063 billion of auxiliary and community services, RMB 3.685 billion of operating lease fee, RMB 563 million of interest expenses). Among the above, purchase from China Petrochemical Corporation amounted to RMB 68.677 billion (including purchase of products and services, i.e. procurement, storage, exploration and production services and production-related services, which amounted to RMB 62.368 billion, representing 4.77% of the Company’s operating expenses for the reporting period). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 2.063 billion, representing 0.16% of the operating expenses of the Company. The housing rental payment incurred by the Company was RMB 213 million, the land rental paid was RMB 3.384 billion, and the expenses for other lease were RMB 86 million. The interest expenses were RMB 563 million. The revenue amounted to RMB 169.627 billion (including RMB 169.491 billion of sales of products and services, RMB 58 million of interest income, RMB 78 million of agency commission receivable), of which the sales to China Petrochemical Corporation amounted to RMB 53.587 billion, including RMB 53.509 billion of sales of products and services, representing 3.97% of operating revenues, RMB 58 million of interest income, and RMB 20 million of agency commission receivable.

In this reporting period. The Company provided RMB579 million of loans to certain jointly controlled entities of China Petrochemical Corporation.

The aforementioned connected transactions occurred during this reporting period was implemented in accordance with the relevant connected transaction agreements.

10	NO SIGNIFICANT LITIGATION, ARBITRATION MATTERS HAPPENED TO SINOPEC CORP. DURING THE REPORTING PERIOD

11	OTHER SIGNIFICANT CONTRACT
During the reporting period, Sinopec Corp. had disclosed all significant contracts which should be disclosed.

12	ASSETS TRANSACTIONS
Not applicable

13	INSOLVENCY AND RESTRUCTURING
Not applicable

14	SIGNIFICANT TRUSTEESHIP, CONTRACTING AND LEASE

During this reporting period, Sinopec Corp. was not involved in respect of significant trusteeship, contracting or lease of any other company’s assets, nor placing its assets to or under any other companies’ trusteeship, contracting or lease which would require disclosure.

15	ENTRUSTED CASH ASSETS MANAGEMENT
Not applicable.

16	ENTRUSTED LOAN

To optimise the internal utilisation of available funds and lower the overall cost of capital, the 12th meeting of the board approved Sinopec Corp. of providing entrusted loan to Zhangjiang Dongxing and Hainan Refineries, two subsidiaries of Sinopec Corp., with no more than RMB 10 billion for each calendar year and loan rate no less than same-period commercial bank deposit rate. The entrusted loan constitutes continuing connected transactions under chapter 14A of the Hong Kong Listing Rules. The details of entrusted loan during this reporting period are as follows:

Loan to	Amount	Term		Interest rate
	(RMB billion)	from	to

Zhanjiang Dongxing Petrochemical Company Limited	2	28 March 2011	28 March 2012	4.20%

The above-mentioned entrusted loan was repaid by zhanjiang DongXing during this reporting period.

17	RISK ASSESSMENT ON THE FUNDS DEPOSITED WITH SINOPEC FINANCE CO., LTD. (“SINOPEC FINANCE”)

Sinopec Corp. adhered strictly to the Rules Concerning Risk Control on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which provides prevention against assets risk and ensures Sinopec Corp.’s discretion in dealing with its deposits in Sinopec Finance. In the meantime, China Petrochemical Corporation, as the parent company of Sinopec Finance, undertook that it would, in the event of emergency whereby Sinopec Finance has difficulties to make payments, according to the actual needs to resolve the payment problem, help to increase the capital of Sinopec Finance. In the first half of 2012, the aggregate month-end balance of deposits was RMB 4.47 billion, which had not exceeded the relevant cap for deposits, i.e. RMB 9.5 billion, approved by independent shareholders of the Sinopec Corp.. In routine operations, as tested and assessed,  Sinopec Corp. can withdraw the total amount of the savings deposited in Sinopec Finance, hence no capital risk exists.

18	MATERIAL GUARANTEE CONTRACTS AND STATUS OF IMPLEMENTATION	Unit: RMB millions

External guarantees provided by the Company (not including guarantees provided for its controlled subsidiaries)

Name of Guarantor	Relationship with the listed company	Name of the Guarantee	Amount of Guarantee	Date of Guarantee (Date of execution of agreement)	Term	Type of Guarantee	Whether Completed or Not	Whether overdue or not	Guarantee for Overdue Amount	Counter- Guaranteed	Whether for a connected party (Yes or no) note1

Sinopec Corp.	The listed company itself.	Yueyang SINOPEC Shell Coal Gasification Corporation Ltd.	264	10 December 2003	10 December 2003 – 10 December 2017	Joint liability guarantee	No	No	No	No	No
Sinopec Yangzi Petrochemical Company Limited	Wholly-owned subsidiary	BP YPC Acetyls Company (Nanjing) Ltd	376			Joint liability guarantee	No	No	No	No	No
Sinopec Sales Co., Ltd.	Wholly-owned subsidiary	Xiamen Botan Storage Company Limited	75			Joint liability guarantee	No	No	No	No	No
SSI	Controlled subsidiaries	New Bright International Development Limited/ Sonangol E.P	6,186			Joint liability guarantee	No	No	No	Yes	No
Total amount of guarantee provided during the reporting periodNote2	79
Total amount of guarantee outstanding at the end of the reporting periodNote2	4,117
Guarantees provided by Sinopec Corp. for its controlled subsidiaries
Total amount of guarantee for the controlled subsidiaries during the reporting period	N/A
Total amount of guarantee for the controlled subsidiaries outstanding at the end of the reporting period	N/A
Total amount of guarantee by the Company (including those provided for the controlling subsidiaries)
Total amount of guarantee (A+B)	4,117
Total amount of guarantee as a percentage of the Company’s net asset%	0.85
Amount of guarantee provided for shareholders, actual controllers and connected parties (C)	N/A
Amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70% (D)	2,382
Amount of guarantee in excess of 50% of the total net assets (E)	N/A
Total amount of guarantee of the above three items (C+D+E)	2,382
Explanations of joint liability incurred from undue guarantees	N/A
Remarks on guarantee	N/A

Note 1:	As defined in Article 10.1.3 of the Share Listing Rules of Shanghai Stock Exchange.

Note 2:
Total amount of guarantee provided during the reporting period and total amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of guarantees assumed by Sinopec Corp. is the amount of the external guarantees provided by each controlling subsidiary multiplied by Sinopec Corp.’s respective shareholding in the controlled subsidiary.

19	FUND PROVIDED BETWEEN CONNECTED PARTIES	Unit: RMB millions

	Fund to Connected Parties		Fund from Connected Parties
Connected Parties	Amount incurred	Balance	Amount incurred	Balance

China Petrochemical Corporation	868	3,007	(2,411)	7,975
Other connected parties	806	1,769	—	—
Total	1,674	4,776	(2,411)	7,975

20	PERFORMANCE OF THE UNDERTAKINGS
	(1)	Till the end of the reporting period, the major undertakings given by China Petrochemical Corporation included follows:

		i	Complying with the connected transaction agreements;

		ii	Solving the issues regarding legality of the land use rights certificates and property ownership rights certificates within a specified period of time;

		iii	Implementing the Re-organization Agreement

		iv	Granting licenses for intellectual property rights;

		v	Avoiding competition within the same industry; and

		vi	Withdrawing from the business competition and conflict of interests with Sinopec Corp.

Details of the above undertakings  were included in the prospectus for the issuance of A shares of Sinopec Corp. published in China Securities Journal, Shanghai Securities News, and Securities Times on 22 June 2001.

vii
On 27 October 2010, Sinopec Corp. disclosed an announcement, in which China Petrochemical Corporation made commitments, as the major refining business of China Petrochemical Corporation has been injected to Sinopec Corp., it’ll dispose of its existing minor refining business to eliminate competition with Sinopec Corp within five years.

On 15 March 2012, Sinopec Corp. disclosed an announcementChina Petrochemical Corporation undertakes that:

Sinopec Corp. shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products after the integration of these upstream, midstream and downstream businesses in China Petrochemical Corporation.

China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. with regard to the chemicals business.

Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, Sinopec Corp. proposes to acquire overseas oil and gas assets owned by China Petrochemical Corporation when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertakes to transfer such assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major undertakings by China Petrochemical Corporation.

(2)
As at the end of the reporting period, Sinopec Corp. made no undertakings in respect of results, undertakings in respect of assets injection, or assets restructuring which were not fully performed, or assets or projects earnings prediction.

21	SHAREHOLDER’S RIGHTS INCENTIVE PLAN
Not applicable.

22	ACCOUNTING FIRMS

At the 2011 Annual General Meeting of Shareholders of the Company held on 11 May 2012, KPMG Huazhen (as stipulated in the “Notice on the ‘Sino-foreign Joint Venture Accounting Firms Localisation Conversion Programme’” (Caikuai [2012] No.8), KPMG Huazhen completed a conversion, and KPMG Huazhen’s full name has been changed to “KPMG Huazhen (Special General Partnership)” since 1 August 2012.) and KPMG were reappointed as the domestic and overseas auditors of the Company for the year of 2012 respectively. In addition, the Board of Directors was authorized to determine the remuneration for the auditors. The accrued audit fee for the first half of 2012 was RMB 31 million. The financial statements for the first half of 2012 have been audited by KPMG Huazhen (Special General Partnership) and KPMG. The signing certified public accountants of KPMG Huazhen(Special General Partnership) are Zhang Jingjing and Hu Jianfei.

23	REPURCHASE, SALE AND REDEMPTION OF SHARES
None of Sinopec Corp. or any of its subsidiaries repurchased, sold or redeemed any listed securities of Sinopec Corp. or its subsidiaries during the reporting period.

24	OTHER IMPORTANT ITEMS AND THEIR INFLUENCES AND DESCRIPTION OF THE SOLUTION

	(1)	Status of investment in shares and securities

No.	Stock Code	Abbreviation	Number of shares held at the end of period	Amount of initial investment	Book value at the end of period	Book value at the beginning of period	Accounting items

1	384 (Hong Kong)	China Gas Holdings Limited	210 million shares	RMB 136,426,500.00	RMB 136,426,500.00	RMB 136,426,500.00	Long-term equity investment

(2)	Status of shares holding of financial institutions such as commercial banks, securities companies, insurance companies, trust companies or future companies etc.

	Financial institutions	Initial investment (RMB 10,000)	Number of shares holding (RMB 10,000)	Proportion in total shares	Book value at the end of the period (RMB 10,000)	Profit/loss in the period (RMB 10,000)	Change of shareholders’ funds in the period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd	20,000	20,000	14.29%	20,000	3,000	0	Long-term equity investment	investment
2	Zhengzhou Commercial Bank Co., Ltd.	1,000	1,000	0.25%	1,000	0	0	Long-term equity investment	Debt to shares
Total	21,000	—	—	21,000	3,000	0	—	—

25
PROFIT WARNING AND DESCRIPTION FOR THE PROJECTION OF POSSIBLE NET LOSSES OR SIGNIFICANT DECREASE IN TERMS OF AGGREGATE NET PROFIT FROM THE BEGINNING OF THE YEAR TO THE NEXT REPORTING PERIOD COMPARED WITH THE CORRESPONDING PERIOD LAST YEAR.

Not applicable

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

As at 30 June 2012, members of the Fifth Session of the Board of Directors, Fifth Session of the Board of Supervisors, and the other members of the senior management are as follows:

1.	DIRECTORS

The members of the Fifth Session of the Board of Directors

Name	Gender	Age	Position in the Company	Tenure

Fu Chengyu	Male	60	Chairman	May, 2012 - May, 2015
Wang Tianpu	Male	49	Vice Chairman, President	May, 2012 - May, 2015
Zhang Yaocang	Male	58	Vice Chairman	May, 2012 - May, 2015
Zhang Jianhua	Male	47	Director, Senior Vice President	May, 2012 - May, 2015
Wang Zhigang	Male	55	Director, Senior Vice President	May, 2012 - May, 2015
Cai Xiyou	Male	50	Director, Senior Vice President	May, 2012 - May, 2015
Cao Yaofeng	Male	58	Director	May, 2012 - May, 2015
Li Chunguang	Male	56	Director	May, 2012 - May, 2015
Dai Houliang	Male	48	Director, Senior Vice President	May, 2012 - May, 2015
Liu Yun	Male	55	Director	May, 2012 - May, 2015
Chen Xiaojin	Male	67	Independent Non-executive Director	May, 2012 - May, 2015
Ma Weihua	Male	64	Independent Non-executive Director	May, 2012 - May, 2015
Jiang Xiaoming	Male	58	Independent Non-executive Director	May, 2012 - May, 2015
Andrew Y. Yan	Male	54	Independent Non-executive Director	May, 2012 - May, 2015
Bao Guoming	Female	61	Independent Non-executive Director	May, 2012 - May, 2015

2.	SUPERVISORS

The members of the Fifth Session of the Board of Supervisors

Name	Gender	Age	Position in the Company	Tenure

Xu Bin	Male	56	Chairman	May, 2012 - May, 2015
Geng Limin	Male	57	Supervisor	May, 2012 - May, 2015
Li Xinjian	Male	58	Supervisor	May, 2012 - May, 2015
Zou Huiping	Male	51	Supervisor	May, 2012 - May, 2015
Kang Mingde	Male	61	Independent Supervisor	May, 2012 - May, 2015
Zhou Shiliang	Male	54	Employee Representative Supervisor	May, 2012 - May, 2015
Chen Mingzhen	Male	54	Employee Representative Supervisor	May, 2012 - May, 2015
Jiang Zhenying	Male	47	Employee Representative Supervisor	May, 2012 - May, 2015
Yu Renming	Male	48	Employee Representative Supervisor	May, 2012 - May, 2015

3.	OTHER MEMBERS OF SENIOR MANAGEMENT

Other members of senior management

Name	Gender	Age	Position in the Company

Wang Xinhua	Male	56	Chief Financial Officer
Zhang Kehua	Male	58	Vice President
Zhang Haichao	Male	55	Vice President
Jiao Fangzheng	Male	49	Vice President
Lei Dianwu	Male	50	Vice President
Ling Yiqun	Male	49	Vice President
Huang Wensheng	Male	45	Secretary to the Board of Directors

CHANGING IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
During the reporting period, other than the 10,000 A shares of Sinopec Corp. held by vice president Ling Yiqun, none of the directors, supervisors and other senior managers of Sinopec Corp. has held any shares of Sinopec Corp.

REPORT OF THE PRC AUDITOR

All Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the “Company”), which comprise the consolidated balance sheet and balance sheet as at 30 June 2012, the consolidated income statement and income statement, the consolidated cash flow statement and cash flow statement, the consolidated statement of changes in equity and statement of changes in equity for the six-month period then ended, and notes to the financial statements.

1.	MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation and fair presentation of these financial statements. This responsibility includes: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and fairly presenting them; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

2.	AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with China Code of Ethics for Certified Public Accountants, and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	OPINION

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 30 June 2012, and the consolidated financial performance and financial performance and the consolidated cash flows and cash flows of the Company for the six-month period then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

KPMG Huazhen	Certified Public Accountants
(Special General Partnership)	Registered in the People’s Republic of China

Zhang Jingjing
Hu Jianfei

Beijing, The People’s Republic of China	24 August 2012

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET
as at 30 June 2012

	Note	At 30 June	At 31 December
		2012	2011
		RMB millions	RMB millions

Assets
Current assets
Cash at bank and on hand	5	13,960	25,197
Bills receivable	6	15,658	27,961
Accounts receivable	7	84,047	58,721
Other receivables	8	15,126	7,360
Prepayments	9	6,754	4,096
Inventories	10	207,230	203,417
Other current assets		1,134	836
Total current assets		343,909	327,588
Non-current assets
Long-term equity investments	11	47,498	47,458
Fixed assets	12	547,671	565,936
Construction in progress	13	139,955	111,311
Intangible assets	14	44,459	34,842
Goodwill	15	6,536	8,212
Long-term deferred expenses	16	9,305	9,076
Deferred tax assets	17	15,167	13,398
Other non-current assets	18	13,678	12,232
Total non-current assets		824,269	802,465
Total assets		1,168,178	1,130,053
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	86,720	36,985
Bills payable	21	4,276	5,933
Accounts payable	22	172,949	177,002
Advances from customers	23	53,494	66,686
Employee benefits payable	24	5,985	1,795
Taxes payable	25	16,722	39,622
Other payables	26	53,119	57,662
Short-term debentures payable	29	30,000	—
Non-current liabilities due within one year	27	14,955	43,388
Total current liabilities		438,220	429,073
Non-current liabilities
Long-term loans	28	51,997	54,320
Debentures payable	29	120,074	100,137
Provisions	30	19,304	18,381
Deferred tax liabilities	17	15,423	15,181
Other non-current liabilities		3,939	3,436
Total non-current liabilities		210,737	191,455
Total liabilities		648,957	620,528
Shareholders’ equity
Share capital	31	86,820	86,702
Capital reserve	32	30,337	29,583
Specific reserve	33	4,182	3,115
Surplus reserves	34	180,683	178,263
Retained earnings		182,249	178,336
Foreign currency translation differences		(1,541)	(1,600)
Total equity attributable to shareholders of the Company		482,730	474,399
Minority interests		36,491	35,126
Total shareholders’ equity		519,221	509,525
Total liabilities and shareholders’ equity		1,168,178	1,130,053

These financial statements have been approved by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 41 to 96 form part of these financial statements.

BALANCE SHEET
as at 30 June 2012

	Note	At 30 June	At 31 December
		2012	2011
		RMB millions	RMB millions

Assets
Current assets
Cash at bank and on hand	5	5,792	20,953
Bills receivable	6	2,378	17,802
Accounts receivable	7	16,456	16,829
Other receivables	8	29,814	28,127
Prepayments	9	7,319	5,410
Inventories	10	135,811	144,148
Other current assets		704	502
Total current assets		198,274	233,771
Non-current assets
Long-term equity investments	11	106,396	102,101
Fixed assets	12	454,976	470,825
Construction in progress	13	123,124	101,641
Intangible assets	14	37,858	28,458
Long-term deferred expenses	16	8,175	8,018
Deferred tax assets	17	11,157	10,249
Other non-current assets	18	7,588	7,479
Total non-current assets		749,274	728,771
Total assets		947,548	962,542
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	3,649	3,842
Bills payable	21	3,022	3,052
Accounts payable	22	102,722	128,138
Advances from customers	23	46,162	63,561
Employee benefits payable	24	5,158	1,341
Taxes payable	25	13,646	32,053
Other payables	26	87,985	74,525
Short-term debentures payable	29	30,000	—
Non-current liabilities due within one year	27	14,844	43,281
Total current liabilities		307,188	349,793
Non-current liabilities
Long-term loans	28	51,036	53,783
Debentures payable	29	120,074	100,137
Provisions	30	17,982	17,114
Deferred tax liabilities	17	7,972	7,350
Other non-current liabilities		2,033	1,759
Total non-current liabilities		199,097	180,143
Total liabilities		506,285	529,936
Shareholders’ equity
Share capital	31	86,820	86,702
Capital reserve	32	38,808	37,983
Specific reserve	33	3,452	2,571
Surplus reserves	34	180,683	178,263
Retained earnings		131,500	127,087
Total shareholders’ equity		441,263	432,606
Total liabilities and shareholders’ equity		947,548	962,542

These financial statements have been approved by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 41 to 96 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2012

		Six-month periods ended 30 June
	Note	2012	2011
		RMB millions	RMB millions

Operating income	35	1,348,072	1,233,272
Less: Operating costs	35	1,152,431	1,029,875
Sales taxes and surcharges	36	95,267	93,285
Selling and distribution expenses		18,922	16,650
General and administrative expenses		29,223	28,502
Financial expenses	37	5,533	3,486
Exploration expenses, including dry holes	38	6,882	5,652
Impairment losses	39	7,048	2,712
Add: Gain from changes in fair value	40	510	305
Investment income	41	232	2,822
Operating profit		33,508	56,237
Add: Non-operating income	42	1,362	1,108
Less: Non-operating expenses	43	587	590
Profit before taxation		34,283	56,755
Less: Income tax expense	44	9,337	13,543
Net profit		24,946	43,212
Attributable to:
Equity shareholders of the Company		23,697	40,239
Minority interests		1,249	2,973
Basic earnings per share	56	0.273	0.464
Diluted earnings per share	56	0.263	0.452
Net profit		24,946	43,212
Other comprehensive income	45
Cash flow hedges		1	139
Available-for-sale financial assets		1	1
Share of other comprehensive income of associates		26	(63)
Foreign currency translation differences		89	(234)
Total other comprehensive income		117	(157)
Total comprehensive income		25,063	43,055
Attributable to:
Equity shareholders of the Company		23,784	40,100
Minority interests		1,279	2,955

These financial statements have been approved by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 41 to 96 form part of these financial statements.

INCOME STATEMENT
for the six-month period ended 30 June 2012

		Six-month periods ended 30 June
	Note	2012	2011
		RMB millions	RMB millions

Operating income	35	778,788	757,588
Less: Operating costs	35	620,503	601,876
Sales taxes and surcharges	36	76,954	74,333
Selling and distribution expenses		16,061	14,311
General and administrative expenses		24,652	23,943
Financial expenses	37	4,898	3,481
Exploration expenses, including dry holes	38	6,882	5,652
Impairment losses	39	5,967	2,197
Add: Gain from changes in fair value	40	568	245
Investment income	41	6,058	9,124
Operating profit		29,497	41,164
Add: Non-operating income	42	1,148	1,007
Less: Non-operating expenses	43	536	560
Profit before taxation		30,109	41,611
Less: Income tax expense	44	5,912	7,479
Net profit		24,197	34,132
Other comprehensive income		45
Share of other comprehensive income in associates		26	(63)
Total other comprehensive income		26	(63)
Total comprehensive income		24,223	34,069

These financial statements have been approved by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 41 to 96 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2012

		Six-month periods ended 30 June
	Note	2012	2011
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,543,118	1,393,347
Rentals received		246	202
Other cash received relating to operating activities		6,662	4,206
Sub-total of cash inflows		1,550,026	1,397,755
Cash paid for goods and services		(1,335,797)	(1,183,778)
Cash paid for operating leases		(5,989)	(6,341)
Cash paid to and for employees		(19,830)	(16,789)
Value added tax paid		(30,243)	(36,810)
Income tax paid		(12,130)	(20,000)
Taxes paid other than value added tax and income tax		(116,749)	(94,874)
Other cash paid relating to operating activities		(8,734)	(8,300)
Sub-total of cash outflows		(1,529,472)	(1,366,892)
Net cash flow from operating activities	47(a)	20,554	30,863
Cash flows from investing activities:
Cash received from disposal of investments		1,315	2,482
Dividends received		1,250	1,997
Net cash received from disposal of fixed assets and intangible assets		166	168
Cash received on maturity of time deposits with financial institutions		1,177	707
Cash received from derivative financial instruments		738	3,329
Other cash received relating to investing activities		563	541
Sub-total of cash inflows		5,209	9,224
Cash paid for acquisition of fixed assets and intangible assets		(77,126)	(53,782)
Cash paid for acquisition of investments		(4,825)	(2,692)
Cash paid for acquisition of time deposits with financial institutions		(2,028)	(5,045)
Cash paid for derivative financial instruments		(1,121)	(3,028)
Sub-total of cash outflows		(85,100)	(64,547)
Net cash flow from investing activities		(79,891)	(55,323)
Cash flows from financing activities:
Cash received from borrowings		388,230	277,196
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses		—	22,889
Cash received from issuance of corporate bonds		50,000	5,000
Cash received from contribution from minority shareholders of subsidiaries		936	22
Sub-total of cash inflows		439,166	305,107
Cash repayments of borrowings		(339,421)	(272,658)
Cash repayments of corporate bonds and redemption of 2007 Convertible Bonds		(30,000)	(1,036)
Cash paid for dividends, profits distribution or interest		(21,925)	(14,848)
Dividends paid to minority shareholders of subsidiaries		(507)	(420)
Cash paid for acquisition of minority interests from subsidiaries, net		(71)	(15)
Sub-total of cash outflows		(391,924)	(288,977)
Net cash flow from financing activities		47,242	16,130
Effects of changes in foreign exchange rate		7	38
Net decrease in cash and cash equivalents	47(b)	(12,088)	(8,292)
These financial statements have been approved by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 41 to 96 form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2012

		Six-month periods ended 30 June
	Note	2012	2011
		RMB millions	RMB millions

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		902,674	863,953
Rentals received		166	202
Other cash received relating to operating activities		27,443	5,127
Sub-total of cash inflows		930,283	869,282
Cash paid for goods and services		(723,765)	(699,362)
Cash paid for operating leases		(4,506)	(5,339)
Cash paid to and for employees		(16,295)	(13,842)
Value added tax paid		(24,706)	(30,117)
Income tax paid		(6,701)	(12,680)
Taxes paid other than value added tax and income tax		(96,517)	(73,800)
Other cash paid relating to operating activities		(8,242)	(7,947)
Sub-total of cash outflows		(880,732)	(843,087)
Net cash flow from operating activities	47(a)	49,551	26,195
Cash flows from investing activities:
Cash received from disposal of investments		307	1,754
Dividends received		5,324	1,285
Net cash received from disposal of fixed assets and intangible assets		152	130
Cash received on maturity of time deposits with financial institutions		1,090	—
Other cash received relating to investing activities		394	195
Sub-total of cash inflows		7,267	3,364
Cash paid for acquisition of fixed assets and intangible assets		(63,165)	(37,846)
Cash paid for acquisition of investments		(5,170)	(1,813)
Cash paid for acquisition of time deposits with financial institutions		(1,785)	(3,830)
Sub-total of cash outflows		(70,120)	(43,489)
Net cash flow from investing activities		(62,853)	(40,125)
Cash flows from financing activities:
Cash received from borrowings		78,151	38,904
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses		—	22,889
Cash received from issuance of corporate bonds		50,000	5,000
Sub-total of cash inflows		128,151	66,793
Cash repayments of borrowings		(79,528)	(46,659)
Repayments of corporate bonds and redemption of 2007 Convertible Bonds		(30,000)	(36)
Cash paid for dividends, profits distribution or interest		(21,177)	(14,093)
Sub-total of cash outflows		(130,705)	(60,788)
Net cash flow from financing activities		(2,554)	6,005
Net decrease in cash and cash equivalents	47(b)	(15,856)	(7,925)

These financial statements have been approved by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 41 to 96 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2012

	Share capital RMB millions	Capital reserve RMB millions	Specific reserve RMB millions	Surplus reserves RMB millions	Retained earnings RMB millions	Translation difference in foreign currency statements RMB millions	Total shareholders’ equity attributable to equity shareholders of the Company RMB millions	Minority interests RMB millions	Total share holders’ equity RMB millions

Balance at 1 January 2011	86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682
Change for the period
1. Net profit	—	—	—	—	40,239	—	40,239	2,973	43,212
2. Other comprehensive income (Note 45)	—	77	—	—	—	(216)	(139)	(18)	(157)
Total comprehensive income	—	77	—	—	40,239	(216)	40,100	2,955	43,055
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	3,413	(3,413)	—	—	—	—
– Distributions to shareholders (Note 46)	—	—	—	—	(11,271)	—	(11,271)	—	(11,271)
4. Acquisition of minority interests	—	(16)	—	—	—	—	(16)	(4)	(20)
5. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(814)	(814)
6. Net increase in specific reserve for the period	—	—	1,215	—	—	—	1,215	40	1,255
7. Government grants	—	118	—	—	—	—	118	—	118
	—	102	1,215	3,413	(14,684)	—	(9,954)	(778)	(10,732)
Balance at 30 June 2011	86,702	29,593	2,540	145,124	188,687	(1,373)	451,273	33,732	485,005
Balance at 1 January 2012	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525
Change for the period
1. Net profit	—	—	—	—	23,697	—	23,697	1,249	24,946
2. Other comprehensive income (Note 45)	—	28	—	—	—	59	87	30	117
Total comprehensive income	—	28	—	—	23,697	59	23,784	1,279	25,063
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,420	(2,420)	—	—	—	—
– Distributions to shareholders (Note 46)	—	—	—	—	(17,364)	—	(17,364)	—	(17,364)
4. Exercise of conversion of the 2011 Convertible Bonds (Note 31)	118	799	—	—	—	—	917	—	917
5. Rights issue of shares by a subsidiary (Note 32(ii))	—	(18)	—	—	—	—	(18)	781	763
6. Acquisition of minority interests	—	(55)	—	—	—	—	(55)	(16)	(71)
7. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(720)	(720)
8. Net increase in specific reserve for the period (Note 33)	—	—	1,067	—	—	—	1,067	41	1,108
	118	726	1,067	2,420	(19,784)	—	(15,453)	86	(15,367)
Balance at 30 June 2012	86,820	30,337	4,182	180,683	182,249	(1,541)	482,730	36,491	519,221

These financial statements have been approved by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 41 to 96 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2012

	Share	Capital	Specific	Surplus	Retained	Total share
	capital	reserve	reserve	reserves	earnings	holders’ equity
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011	86,702	37,922	1,025	141,711	118,059	385,419
Change for the period
1. Net profit	—	—	—	—	34,132	34,132
2. Other comprehensive income (Note 45)	—	(63)	—	—	—	(63)
Total comprehensive income	—	(63)	—	—	34,132	34,069
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	3,413	(3,413)	—
– Distributions to shareholders (Note 46)	—	—	—	—	(11,271)	(11,271)
4. Net increase in specific reserve for the period	—	—	1,016	—	—	1,016
5. Government grants	—	108	—	—	—	108
	—	108	1,016	3,413	(14,684)	(10,147)
Balance at 30 June 2011	86,702	37,967	2,041	145,124	137,507	409,341
Balance at 1 January 2012	86,702	37,983	2,571	178,263	127,087	432,606
Change for the period
1. Net profit	—	—	—	—	24,197	24,197
2. Other comprehensive income (Note 45)	—	26	—	—	—	26
Total comprehensive income	—	26	—	—	24,197	24,223
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	2,420	(2,420)	—
– Distributions to shareholders (Note 46)	—	—	—	—	(17,364)	(17,364)
4. Exercise of conversion of the 2011 Convertible Bonds (Note 31)	118	799	—	—	917
5. Net increase in specific reserve for the period (Note 33)	—	—	881	—	—	881
	118	799	881	2,420	(19,784)	(15,566)
Balance at 30 June 2012	86,820	38,808	3,452	180,683	131,500	441,263

These financial statements have been approved by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 41 to 96 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2012

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

	(1)	the exploration, development and production of crude oil and natural gas;

	(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

	(3)	the production and sale of “chemicals.

2	BASIS OF PREPARATION

	(1)	Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

	(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

	(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

		—	Financial assets and Liabilities

		—	Available-for-sale financial assets (see Note 3(11))

		—	Convertible bonds (see Note 3(11))

		—	Derivative financial instruments (see Note 3(11))

	(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

	(1)	Accounting treatment of business combination involving entities under common control and not under common control

		(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

		(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

		(c)	Method for preparation of consolidated financial statements

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c) Method for preparation of consolidated financial statements (Continued)

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

	(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated to Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated to Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

	(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

	(4)	Inventories

Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments

		(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

		(b)	Investment in jointly controlled entities and associates

A jointly controlled entity is an entity which operates under joint control in accordance with a contractual agreement between the Group and other ventures. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all ventures. The Group generally consider the following circumstances in determining whether it can exercise joint control over the investee:

			—	whether any investor alone cannot control the operating activities of the investee;

			—	whether it requires agreement of all ventures for decisions related to the fundamental operating activities of the investee;

—
whether the management of an investor who is appointed by all investors through the contract or agreement to manage the daily operations of the investee must be confined with the agreed-upon financing and operation policies.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally consider the following circumstances in determining whether it can exercise significant influence over the investee:

			—	whether there is representative appointed to the board of directors or equivalent governing body of the investee;

			—	whether to participate in the investee’s policy-making process;

			—	whether there are significant transactions with the investees;

			—	whether there is management personnel sent to the investee;

			—	whether to provide critical technical information to the investee.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(5)	Long-term equity investments (Continued)

		(b)	Investment in jointly controlled entities and associates (Continued)
The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses, and recognises the corresponding adjustment in equity.

		(c)	Other long-term equity investments

Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment, excluding the cash dividends or profits declared but not distributed in the considerations paid to acquire the investment.

		(d)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

At each balance sheet date, other long-term equity investments are assessed for impairment on an individual basis. For other long-term equity investments, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

The investments in other long-term equity investments are stated in the balance sheet at cost less impairment losses.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated	Estimated rate
	useful life	of residual value

Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

	(9)	Goodwill

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

	(10)	Non-current assets held for sale

A non-current asset is accounted for as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may include fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc., but not include financial instruments and deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as an impairment loss.

	(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

		(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

			—	Financial asset or financial liability with change at fair value recognised through profit or loss (including financial asset or financial liability held for trading)

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

			—	Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

			—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(a)	Classification, recognition and measurement of financial instruments (Continued)
			—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(17) (c)).

			—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

		(b)	Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

			—	the Group has a legally enforceable right to set off financial assets against financial liabilities; and

			—	the Group intend to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

		(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

		(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(d)	Hedge accounting (Continued)
			—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

				—	the cumulative gain or loss on the hedging instrument from inception of the hedge;

				—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

			—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

			—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(11)	Financial Instruments (Continued)

		(e)	Convertible bonds
			—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not re-measured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

			—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

		(f)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

			—	the carrying amounts; and

			—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets

		(a)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

			(a)	significant financial difficulty of the debtor;

			(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

			(c)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

			(d)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

			(e)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

			(f)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

			—	Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

			—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss.

		(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(12)	Impairment of financial assets and non-financial long-term assets (Continued)

		(b)	Impairment of other non-financial long-term assets (Continued)

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

	(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

	(14)	Employee benefits

Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

		(a)	Social insurance and housing fund

Pursuant to the relevant laws and regulations of the PRC, employees of the Group participate in the social insurance system established and managed by government organisations. The Group makes social insurance contributions, including contributions to basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and etc., as well as contributions to housing fund, at the applicable benchmarks and rates stipulated by the government for the benefit of its employees. The social insurance and housing fund contributions are recognised as part of the cost of assets or charged to profit or loss on an accrual basis.

		(b)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

			—	the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

			—	the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

	(15)	Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(15)	Income tax (Continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

		—	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

		—	they relate to income taxes levied by the same tax authority on either:

			—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

	(16)	Provisions

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

	(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

		(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

			—	the significant risks and rewards of ownership and title have been transferred to buyers; and

			—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

		(b)	Revenues from rendering services

The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

		(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

	(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

	(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

	(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

	(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

	(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

	(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

	(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a) the holding company of the Company;

(b) the subsidiaries of the Company;

(c) the parties that are subject to common control with the Company;

(d) investors that have joint control or exercise significant influence over the Group;

(e) enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f) jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

(g) associates of the Group, including subsidiaries of the associates;

(h) principle individual investors of the Group and close family members of such individuals;

(i) key management personnel of the Group, and close family members of such individuals;

(j) key management personnel of the Company’s holding company;

(k) close family members of key management personnel of the Company’s holding company; and

(l) an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

		—	engage in business activities from which it may earn revenues and incur expenses;

		—	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

		—	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

The Corporate Income Tax Law of the People’s Republic of China (“new tax law”) took effect on 1 January 2008. According to the new tax law, the income tax rate applicable to the Group is changed to 25% from 1 January 2008; however, certain entities previously taxed at a preferential rate are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five-year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Group, except for certain entities of the Group, is changed from 33% to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for foreign investment enterprises operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively.

In accordance with “The Announcement Regarding the Implementation of Corporate Income Tax Policies for the Development of the Western China” (SAT Announcement [2012] No. 12) , prior to the issuance of “The Catalogue of Encouraged Industries in Western China” , Sinopec Northwest Oil Field Company and Puguang Branch of Sinopec Zhongyuan Oilfield Company are temporarily taxed at the preferential rate of 15% since 1 January 2011 upon the approval of the local tax bureaus.

The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tone, respectively.

Effective from 1 November 2011, the resources tax rate of crude oil and natural gas is 5%.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. Effective from 1 November 2011, the levy starts at USD 55 per barrel instead of previous USD 40 per barrel and the imposed rate ranges from 20% to 40%.

The entity granted with tax concession is set out below:

Name of subsidiaries	Preferential tax rate	Reasons for granting concession

Sinopec Hainan Refining and Chemical Company Limited	2-year exemption and 3-year 50% reduction	Foreign investment enterprise

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2012			At 31 December 2011
	Original currency millions	Exchange rates	RMB millions	Original currency millions	Exchange rates	RMB millions

Cash on hand
Renminbi			249			247
Cash at bank
Renminbi			8,438			17,620
US Dollars	177	6.3249	1,117	26	6.3009	161
Hong Kong Dollars	370	0.8152	302	31	0.8107	25
Japanese Yen	138	0.0796	11	136	0.0811	11
Euro	3	7.781	21	2	8.1625	13
			10,138			18,077
Deposits at related parties
Renminbi			1,533			6,978
US Dollars	361	6.3249	2,285	21	6.3009	134
Euro	1	7.781	4	1	8.1625	8
Total cash at bank and on hand			13,960			25,197
The Company

	At 30 June 2012			At 31 December 2011
	Original currency millions	Exchange rates	RMB millions	Original currency millions	Exchange rates	RMB millions

Cash on hand
Renminbi			232			235
Cash at bank
Renminbi			4,795			14,720
US Dollars	1	6.3249	5	1	6.3009	8
			5,032			14,963
Deposits at related parties
Renminbi			759			5,986
US Dollars	—	6.3249	1	1	6.3009	4
Total cash at bank and on hand			5,792			20,953

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2012, time deposits with financial institutions of the Group and the Company amounted to RMB 1,401 million (2011: RMB 550 million) and RMB 796 million (2011: RMB 101 million), respectively.

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2012, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 13,017 million (2011: RMB 10,323 million) and RMB 3,354 million (2011: RMB 9,479 million), respectively, all of which are due before 31 December 2012.

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Amounts due from subsidiaries	—	—	9,251	11,168
Amounts due from Sinopec Group Company and fellow subsidiaries	10,270	6,185	1,232	474
Amounts due from associates and jointly controlled entities	8,407	9,204	2,783	3,101
Amounts due from others	66,255	44,344	3,921	2,943
	84,932	59,733	17,187	17,686
Less: Allowance for doubtful accounts	885	1,012	731	857
Total	84,047	58,721	16,456	16,829

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2012				At 31 December 2011
	Amount RMB millions	%	Allowance RMB millions	%	Amount RMB millions	%	Allowance RMB millions	%

Within one year	83,866	98.7	—	0.0	58,619	98.1	—	0.0
Between one and two years	168	0.2	14	8.3	92	0.2	26	28.3
Between two and three years	18	0.1	5	27.8	23	0.0	7	30.4
Over three years	880	1.0	866	98.4	999	1.7	979	98.0
Total	84,932	100.0	885		59,733	100.0	1,012

	The Company
	At 30 June 2012				At 31 December 2011
	Amount RMB millions	%	Allowance RMB millions	%	Amount RMB millions	%	Allowanc RMB millions	%

Within one year	16,319	94.9	—	0.0	16,770	94.8	—	0.0
Between one and two years	130	0.8	14	10.8	72	0.4	26	36.1
Between two and three years	16	0.1	5	31.3	8	0.1	3	37.5
Over three years	722	4.2	712	98.6	836	4.7	828	99.0
Total	17,187	100.0	731		17,686	100.0	857

At 30 June 2012 and 31 December 2011, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June 2012	At 31 December 2011

Total amount (RMB millions)	21,463	20,412
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of accounts receivable	25.3%	34.2%

At 30 June 2012, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 18,677 million and RMB 13,266 million (2011: RMB 15,389 million and RMB 14,743 million), representing 22.0% and 77.2% (2011: 25.8% and 83.4%) of the total accounts receivable.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the six-month periods ended 30 June 2012 and 2011, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2012 and 2011, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2012 and 31 December 2011, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Amounts due from subsidiaries	—	—	24,304	23,635
Amounts due from Sinopec Group Company and fellow subsidiaries	778	542	676	443
Amounts due from associates and jointly controlled entities	1,804	998	1,561	987
Amounts due from others	14,373	7,701	5,221	5,061
	16,955	9,241	31,762	30,126
Less: Allowance for doubtful accounts	1,829	1,881	1,948	1,999
Total	15,126	7,360	29,814	28,127

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2012				At 31 December 2011
	Amount RMB millions	%	Allowance RMB millions	%	Amount RMB millions	%	Allowance RMB millions	%

Within one year	14,562	85.9	159	1.1	6,669	72.1	234	3.5
Between one and two years	462	2.7	94	20.3	499	5.4	29	5.8
Between two and three years	245	1.5	16	6.5	182	2.0	38	20.9
Over three years	1,686	9.9	1,560	92.5	1,891	20.5	1,580	83.6
Total	16,955	100.0	1,829		9,241	100.0	1,881

	The Company
	At 30 June 2012				At 31 December 2011
	Amount RMB millions	%	Allowance RMB millions	%	Amount RMB millions	%	Allowance RMB millions	%

Within one year	28,992	91.3	—	0.0	27,490	91.3	—	0.0
Between one and two years	412	1.3	18	4.4	304	1.0	29	9.5
Between two and three years	182	0.6	13	7.1	124	0.4	34	27.4
Over three years	2,176	6.8	1,917	88.1	2,208	7.3	1,936	87.7
Total	31,762	100.0	1,948		30,126	100.0	1,999

At 30 June 2012 and 31 December 2011, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June 2012	At 31 December 2011

Total amount (RMB millions)	2,298	1,715
Ageing	From within one year to over three years	From within one year to over three years
Percentage to the total balance of other receivables	13.6%	18.6%

At 30 June 2012, the Group’s and the Company’s other receivables due from related parties amounted to RMB 2,582 million and RMB 26,541 million (2011: RMB 1,540 million and RMB 25,065 million), representing 15.2% and 83.6% (2011: 16.7% and 83.2%) of the total of other receivables.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the six-month periods ended 30 June 2012 and 2011, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2012 and 2011, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2012 and 31 December 2011, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS
Except for few individual prepayments, all prepayments are aged within one year.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10	INVENTORIES

	The Group		The Company
	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions	At 30 June 2012 RMB millions	At 31 December 2011 RMB millions

Raw materials	116,399	113,918	81,894	81,472
Work in progress	18,500	14,989	12,943	10,093
Finished goods	76,695	71,853	44,151	50,299
Spare parts and consumables	3,748	4,039	2,780	2,999
	215,342	204,799	141,768	144,863
Less: Provision for diminution in value of inventories	8,112	1,382	5,957	715
	207,230	203,417	135,811	144,148

Provision for diminution in value of inventories is mainly against raw materials and finished goods. For the six-month period ended 30 June 2012, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of raw materials and finished goods of the refining and chemicals segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in jointly controlled entities RMB millions	Investments in associates RMB millions	Other equity investments RMB millions	Provision for impairment losses RMB millions	Total RMB millions

Balance at 1 January 2012	19,992	25,692	1,952	(178)	47,458
Additions for the period	603	1,207	858	—	2,668
Share of profits less losses under the equity method	(1,422)	1,320	—	—	(102)
Change of capital reserve under the equity method	—	26	—	—	26
Dividends receivable/received	(1,087)	(943)	—	—	(2,030)
Disposals for the period	—	(148)	(374)	—	(522)
Balance at 30 June 2012	18,086	27,154	2,436	(178)	47,498

The Company

	Investments in subsidiaries RMB millions	Investments in jointly controlled entities RMB millions	Investments in associates RMB millions	Other equity investments RMB millions	Provision for impairment losses RMB millions	Total RMB millions

Balance at 1 January 2012	76,630	11,523	19,290	1,056	(6,398)	102,101
Additions for the period	2,980	158	1,078	852	—	5,068
Share of profits less losses under the equity method	—	(384)	781	—	—	397
Change of capital reserve under the equity method	—	—	26	—	—	26
Dividends receivable/received	—	(797)	(224)	—	—	(1,021)
Disposals for the period	—	—	(135)	(40)	—	(175)
Balance at 30 June 2012	79,610	10,500	20,816	1,868	(6,398)	106,396

Details of the Company’s principal subsidiaries are set out in Note 50.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

Name of investees	Register location	Legal representative	Registered capital	Percentage of equity/voting right directly or indirectly held by the Company	Total assets at the period end	Total liability at the period end	Operating revenue for the period
			RMB millions		RMB millions	RMB millions	RMB millions

1. Jointly controlled entities
Shanghai Secco Petrochemical Company Limited	Shanghai	Wang Zhiqing	USD 901	50%	14,960	7,597	13,514
BASF-YPC Company Limited	Jiangsu Province	Ma Qiulin	11,505	40%	26,824	12,340	11,189
Fujian Refining and Petrochemical Company Limited	Fujian Province	Lu Dong	12,806	50%	42,055	33,604	33,532
SINOPEC SABIC Tianjin Petrochemical Company Limited	Tianjin	Khaled A. Almana	6,120	50%	22,000	14,859	13,774
Zhong An United Coal Chemical Company Limited	Anhui	Ge Jiade	4,000	50%	1,211	211	—
2. Associates
Sinopec Finance Company Limited	Beijing	Li Chunguang	10,000	49%	117,421	102,257	1,707
China Aviation Oil Supply Company Limited	Beijing	Sun Li	3,800	29%	19,551	12,576	49,510
Zhongtian Synergetic Energy Company Limited	Inner Mongolia	Cao Zumin	5,404	38.75%	6,656	198	—
Shanghai Chemical Industry Park Development Company Limited	Shanghai	Rong Guangdao	2,372	38.26%	6,763	3,050	3
Shanghai Petroleum Company Limited	Shanghai	Xu Guobao	900	30%	3,553	607	588

All the jointly controlled entities and associates above are limited companies.

The Group’s effective share of interest in the jointly controlled entities’ net assets, operating income and net profit are as follows:

	At 30 June	At 31 December
	2012	2011
	RMB	RMB
	millions	millions

Net assets	18,086	19,992

	Six-month periods ended 30 June
	2012	2011
	RMB	RMB
	millions	millions

Operating income	36,002	35,005
Net (loss)/profit	(997)	822

The Group’s effective share of interest in the above-mentioned principal associates’ net assets, operating income and net profit are as follows:

	At 30 June	At 31 December
	2012	2011
	RMB	RMB
	millions	millions

Net assets	14,260	13,512

	Six-month periods ended 30 June
	2012	2011
	RMB	RMB
	millions	millions

Operating income	15,372	12,284
Net profit	788	868

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the six-month period ended 30 June 2012, the Group had no individually significant long-term investments which had been provided for impairment losses.

12	FIXED ASSETS

The Group – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2012	556,067	231,602	136,787	214,817	14,957	1,154,230
Additions for the period	654	14	141	26	4	839
Transferred from construction in progress	14,062	2,337	3,212	1,865	227	21,703
Reclassifications	—	225	—	(225)	—	—
Decreases for the period	(50)	(760)	(8,014)	(1,721)	(1,182)	(11,727)
Balance at 30 June 2012	570,733	233,418	132,126	214,762	14,006	1,165,045
Accumulated depreciation:
Balance at 1 January 2012	268,543	113,077	41,161	128,720	5,467	556,968
Depreciation charge for the period	19,282	5,982	3,589	4,264	527	33,644
Reclassifications	—	155	—	(155)	—	—
Decreases for the period	(48)	(629)	(2,027)	(1,134)	(38)	(3,876)
Balance at 30 June 2012	287,777	118,585	42,723	131,695	5,956	586,736
Provision for impairment losses:
Balance at 1 January 2012	11,861	2,953	2,601	13,903	8	31,326
Decreases for the period	—	(66)	(171)	(449)	(2)	(688)
Balance at 30 June 2012	11,861	2,887	2,430	13,454	6	30,638
Net book value:
Balance at 30 June 2012	271,095	111,946	86,973	69,613	8,044	547,671
Balance at 31 December 2011	275,663	115,572	93,025	72,194	9,482	565,936

The Company – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2012	490,131	189,472	110,785	137,579	12,680	940,647
Additions for the period	501	3	85	1	—	590
Transferred from construction in progress	12,418	2,153	2,040	1,124	214	17,949
Reclassifications	—	200	—	(200)	—	—
Decreases for the period	(50)	(738)	(7,978)	(1,800)	(1,180)	(11,746)
Balance at 30 June 2012	503,000	191,090	104,932	136,704	11,714	947,440
Accumulated depreciation:
Balance at 1 January 2012	232,362	95,299	34,892	76,883	4,354	443,790
Additions for the period	16,335	4,621	2,922	2,854	442	27,174
Reclassifications	—	135	—	(135)	—	—
Decreases for the period	(48)	(610)	(2,007)	(1,148)	(36)	(3,849)
Balance at 30 June 2012	248,649	99,445	35,807	78,454	4,760	467,115
Provision for impairment losses:
Balance at 1 January 2012	9,622	2,875	2,507	11,020	8	26,032
Decreases for the period	—	(66)	(169)	(446)	(2)	(683)
Balance at 30 June 2012	9,622	2,809	2,338	10,574	6	25,349
Net book value:
Balance at 30 June 2012	244,729	88,836	66,787	47,676	6,948	454,976
Balance at 31 December 2011	248,147	91,298	73,386	49,676	8,318	470,825

12	FIXED ASSETS (Continued)

The Group – by asset class

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2012	68,476	474,749	611,005	1,154,230
Additions for the period	19	641	179	839
Transferred from construction in progress	802	10,871	10,030	21,703
Reclassifications	13,987	(65,494)	51,507	—
Decreases for the period	(1,801)	—	(9,926)	(11,727)
Balance at 30 June 2012	81,483	420,767	662,795	1,165,045
Accumulated depreciation:
Balance at 1 January 2012	32,649	231,346	292,973	556,968
Additions for the period	1,349	14,889	17,406	33,644
Reclassifications	(3,292)	(14,823)	18,115	—
Decreases for the period	(202)	—	(3,674)	(3,876)
Balance at 30 June 2012	30,504	231,412	324,820	586,736
Provision for impairment losses:
Balance at 1 January 2012	2,439	11,817	17,070	31,326
Reclassifications	3	(1,818)	1,815	—
Decreases for the period	(7)	—	(681)	(688)
Balance at 30 June 2012	2,435	9,999	18,204	30,638
Net book value:
Balance at 30 June 2012	48,544	179,356	319,771	547,671
Balance at 31 December 2011	33,388	231,586	300,962	565,936

The Company – by asset class

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2012	50,067	415,374	475,206	940,647
Additions for the period	9	488	93	590
Transferred from construction in progress	616	9,276	8,057	17,949
Reclassifications	15,455	(65,201)	49,746	—
Decreases for the period	(1,869)	—	(9,877)	(11,746)
Balance at 30 June 2012	64,278	359,937	523,225	947,440
Accumulated depreciation:
Balance at 1 January 2012	20,956	197,292	225,542	443,790
Additions for the period	1,055	12,092	14,027	27,174
Reclassifications	1,990	(14,424)	12,434	—
Decreases for the period	(230)	—	(3,619)	(3,849)
Balance at 30 June 2012	23,771	194,960	248,384	467,115
Provision for impairment losses:
Balance at 1 January 2012	1,960	9,616	14,456	26,032
Reclassifications	(160)	(1,211)	1,371	—
Decreases for the period	(7)	—	(676)	(683)
Balance at 30 June 2012	1,793	8,405	15,151	25,349
Net book value:
Balance at 30 June 2012	38,714	156,572	259,690	454,976
Balance at 31 December 2011	27,151	208,466	235,208	470,825

12	FIXED ASSETS (Continued)

The additions in the exploration and production segment and oil and gas properties of the Group and the Company for six-month period ended 30 June 2012 included RMB 517 million (2011: RMB 446 million) and RMB 488 million (2011: RMB 396 million), respectively of the estimated dismantlement costs for site restoration (Note 30).

At 30 June 2012 and 31 December 2011, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2012 and 31 December 2011, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2012 and 31 December 2011, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2012	37,708	21,923	36,084	14,277	2,042	112,034
Additions for the period	24,870	11,588	11,567	6,594	495	55,114
Exchange adjustment	3	—	—	—	—	3
Reclassification	—	275	—	(275)	—	—
Dry hole costs written off	(2,942)	—	—	—	—	(2,942)
Transferred to fixed assets	(14,062)	(2,337)	(3,212)	(1,865)	(227)	(21,703)
Reclassification to other assets	(2)	(126)	(1,637)	(63)	—	(1,828)
Balance at 30 June 2012	45,575	31,323	42,802	18,668	2,310	140,678
Provision for impairment losses:
Balance at 1 January/30 June 2012	—	516	207	—	—	723
Net book value:
Balance at 30 June 2012	45,575	30,807	42,595	18,668	2,310	139,955
Balance at 31 December 2011	37,708	21,407	35,877	14,277	2,042	111,311

At 30 June 2012, major construction projects of the Group are as follows:

							Accumulated
			Net				interest
		Balance	additions	Balance			capitalised
	Budgeted	at 1 January	for the	at 30 June	Percentage of	Source of	at 30 June
Project name	amount	2012	period	2012	Completion	funding	2012
	RMB millions	RMB millions	RMB millions	RMB millions	%		RMB millions

Wuhan 800,000 tonnes per year Ethylene Construction Project	16,563	8,533	3,011	11,544	70%	Bank loans &self-financing	416
Shanghai Petrochemical Refining Renovation Project	6,628	2,688	2,074	4,762	72%	Bank loans & s elf-financing	73
Jinling Oil Quality Upgrading Project	4,989	1,980	1,045	3,025	61%	Bank loans &self-financing	27
Anqing sour Crude Oil Processing Adaptation Revamping and Oil Quality Upgrading Project	6,769	2,212	739	2,951	44%	Bank loans &self-financing	85
Maoming Oil Quality Upgrading Project	4,414	945	1,229	2,174	49%	Bank loans &self-financing	50

13	CONSTRUCTION IN PROGRESS (Continued)

The Company

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost/valuation:
Balance at 1 January 2012	36,675	19,206	33,228	11,229	2,026	102,364
Additions for the period	22,177	6,363	10,074	5,252	420	44,286
Transferred to a subsidiary	—	—	—	(228)	—	(228)
Dry hole costs written off	(2,942)	—	—	—	—	(2,942)
Transferred to fixed assets	(12,418)	(2,153)	(2,040)	(1,124)	(214)	(17,949)
Reclassification to other assets	(2)	(118)	(1,515)	(49)	—	(1,684)
Balance at 30 June 2012	43,490	23,298	39,747	15,080	2,232	123,847
Provision for impairment losses:
Balance at 1 January/30 June 2012	—	516	207	—	—	723
Net book value:
Balance at 30 June 2012	43,490	22,782	39,540	15,080	2,232	123,124
Balance at 31 December 2011	36,675	18,690	33,021	11,229	2,026	101,641

14	INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2012	29,815	3,632	2,665	6,106	1,903	44,121
Additions for the period	9,336	6	—	3,174	125	12,641
Decreases for the period	(23)	—	(101)	—	(4)	(128)
Balance at 30 June 2012	39,128	3,638	2,564	9,280	2,024	56,634
Accumulated amortisation:
Balance at 1 January 2012	3,650	2,544	983	668	973	8,818
Additions for the period	2,179	101	113	298	146	2,837
Decreases for the period	(2)	—	(40)	—	(2)	(44)
Balance at 30 June 2012	5,827	2,645	1,056	966	1,117	11,611
Provision for impairment losses:
Balance at 1 January 2012	56	304	85	—	16	461
Additions for the period	143	—	—	21	—	164
Decreases for the period	—	—	(61)	—	—	(61)
Balance at 30 June 2012	199	304	24	21	16	564
Net book value:
Balance at 30 June 2012	33,102	689	1,484	8,293	891	44,459
Balance at 31 December 2011	26,109	784	1,597	5,438	914	34,842

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2012 is RMB 945 million (2011: RMB 731 million).

14	INTANGIBLE ASSETS (Continued)

The Company

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2012	22,578	2,845	2,503	5,986	1,449	35,361
Additions for the period	9,187	1	—	3,001	92	12,281
Transferred to a subsidiary	(73)	—	—	—	—	(73)
Decreases for the period	(22)	—	(32)	—	—	(54)
Balance at 30 June 2012	31,670	2,846	2,471	8,987	1,541	47,515
Accumulated amortisation:
Balance at 1 January 2012	1,940	2,202	953	663	753	6,511
Additions for the period	2,091	67	112	262	94	2,626
Transferred to a subsidiary	(3)	—	—	—	—	(3)
Decreases for the period	(1)	—	(32)	—	—	(33)
Balance at 30 June 2012	4,027	2,269	1,033	925	847	9,101
Provision for impairment losses:
Balance at 1 January 2012	48	304	24	—	16	392
Additions for the period	143	—	—	21	—	164
Balance at 30 June 2012	191	304	24	21	16	556
Net book value:
Balance at 30 June 2012	27,452	273	1,414	8,041	678	37,858
Balance at 31 December 2011	20,590	339	1,526	5,323	680	28,458

Amortisation of the intangible assets of the Company charged for the six-month period ended 30 June 2012 is RMB 748 million (2011: RMB 493 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Hong Kong service stations	858	853
Multiple units without individual significant goodwill	478	2,159
	6,536	8,212

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations for Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.5 % to 12.3% (2011: 12.0% to 12.7%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets		Liabilities		Net balance
	At	At	At	At	At	At
	30 June	31December	30 June	31December	30 June	31December
	2012	2011	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	5,556	3,105	—	—	5,556	3,105
Accruals	496	1,844	—	—	496	1,844
Cash flow hedges	7	7	—	—	7	7
Non-current
Fixed assets	6,181	6,163	(14,902)	(14,785)	(8,721)	(8,622)
Tax value of losses carried forward	1,874	1,550	—	—	1,874	1,550
Safety production fund	998	692	—	—	998	692
Embedded derivative component of the convertible bonds	—	—	(506)	(379)	(506)	(379)
Others	55	37	(15)	(17)	40	20
Deferred tax assets/(liabilities)	15,167	13,398	(15,423)	(15,181)	(256)	(1,783)

The Company

	Assets		Liabilities		Net balance
	At	At	At	At	At	At
	30 June	31December	30 June	31December	30 June	31December
	2012	2011	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	4,703	2,706	—	—	4,703	2,706
Accruals	438	1,780	—	—	438	1,780
Non-current
Fixed assets	5,116	5,088	(7,451)	(6,954)	(2,335)	(1,866)
Safety production fund	857	642	—	—	857	642
Embedded derivative component of the convertible bonds	—	—	(506)	(379)	(506)	(379)
Others	43	33	(15)	(17)	28	16
Deferred tax assets/(liabilities)	11,157	10,249	(7,972)	(7,350)	3,185	2,899

At 30 June 2012, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 12,679 million (2011: RMB 8,082 million), of which RMB 2,151 million (2011: RMB 376 million) was incurred for the period ended 30 June 2012, because it was not probable that the related tax benefit will be realised. These deductable losses carried forward of RMB 971 million, RMB 5,507 million, RMB 745 million, RMB 369 million, RMB 2,936 million and RMB 2,151 million will expire in 2012, 2013, 2014, 2015, 2016 and 2017, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2012, write-down of deferred tax assets amounted to RMB 612 million (2011: RMB nil).

18	OTHER NON-CURRENT ASSETS

The balance of other non-current assets mainly represents prepayments for construction projects and purchases of equipment.

19	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2012, impairment losses of the Group are analysed as follows:

		Balance at				Other	Balance at
		1 January	Provision for	Written back for	Written off for	(decrease)/	30 June
	Note	2012	the period	the period	the period	increase	2012
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	1,012	2	(119)	(10)	—	885
Other receivables	8	1,881	11	(61)	(2)	—	1,829
		2,893	13	(180)	(12)	—	2,714
Inventories	10	1,382	7,347	(129)	(488)	—	8,112
Long-term equity investments	11	178	—	—	—	—	178
Fixed assets	12	31,326	—	—	(524)	(164)	30,638
Construction in progress	13	723	—	—	—	—	723
Intangible assets	14	461	—	—	(61)	164	564
Goodwill	15	7,657	—	—	—	—	7,657
Others		24	—	(3)	—	—	21
Total		44,644	7,360	(312)	(1,085)	—	50,607

At 30 June 2012, impairment losses of the Company are analysed as follows:

		Balance at				Other	Balance at
		1 January	Provision for	Written back for	Written off for	(decrease)/	30 June
	Note	2012	the period	the period	the period	increase	2012
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Allowance for doubtful accounts
Included:
Accounts receivable	7	857	1	(118)	(9)	—	731
Other receivables	8	1,999	10	(57)	(4)	—	1,948
		2,856	11	(175)	(13)	—	2,679
Inventories	10	715	6,141	(7)	(135)	(757)	5,957
Long-term equity investments	11	6,398	—	—	—	—	6,398
Fixed assets	12	26,032	—	—	(519)	(164)	25,349
Construction in progress	13	723	—	—	—	—	723
Intangible assets	14	392	—	—	—	164	556
Others		22	—	(3)	—	—	19
Total		37,138	6,152	(185)	(667)	(757)	41,681

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20	SHORT-TERM LOANS

The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term bank loans	36,372	25,036	3,055	3,401
Loans from Sinopec Group Company and fellow subsidiaries	50,348	11,949	594	441
Total	86,720	36,985	3,649	3,842

At 30 June 2012, the Group’s and the Company’s weighted average interest rates per annum on short-term loans were 2.3% (2011: 3.5%) and 5.6% (2011: 5.9%), respectively. The majority of the above loans are by credit.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 30 June 2012 and 31 December 2011, the Group and the Company had no significant overdue short-term loan.

21	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

22	ACCOUNTS PAYABLE

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 30 June 2012 and 31 December 2011, the Group and the Company had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 30 June 2012 and 31 December 2011, the Group and the Company had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE

At 30 June 2012 and 31 December 2011, the Group’s and the Company’s employee benefits payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Recoverable value-added tax	(10,768)	(9,251)	(9,434)	(9,753)
Consumption tax	11,171	18,455	7,940	14,090
Income tax	2,815	4,054	2,588	2,901
Special oil income levy	8,299	19,042	8,292	19,035
Resources tax	1,203	1,118	1,123	1,054
Other taxes	4,002	6,204	3,137	4,726
Total	16,722	39,622	13,646	32,053

26	OTHER PAYABLES

At 30 June 2012 and 31 December 2011, the Group’s and the Company’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 30 June 2012 and 31 December 2011, the Group and the Company had no individually significant other payables aged over three years.

As at 31 December 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in 2012. Due to the high purchase costs of crude oil of these contracts, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 5,800 million was recognised as at 31 December 2011. As at 30 June 2012, these above-mentioned non-cancellable purchase commitment contracts had been executed, and the provision has been utilised accordingly. The amount of provision for onerous contracts as at 31 December 2011 approximated the actual losses incurred from these non-cancellable purchase commitment contracts during the six-month period ended 30 June 2012. At 30 June 2012, the market prices of crude oil and finished goods had positive changes compared to the beginning of the period in the ordinary course of the Group’s business. Management expected the economic benefits to be derived from non-cancellable purchase commitment contracts entered into by the Group as at 30 June 2012 would be higher than the unavoidable cost of meeting the obligations under these contracts. Therefore, the Group did not recognise such a provision as at 30 June 2012.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s and the Company’s non-current liabilities due within one year represent:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
– Renminbi loans	5,823	4,248	5,818	4,248
– Japanese Yen loans	192	306	192	306
– US Dollar loans	52	55	23	25
	6,067	4,609	6,033	4,579
Long-term other loans
– Renminbi loans	68	69	—	—
– US Dollar loans	10	10	1	2
	78	79	1	2
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	310	200	310	200
	310	200	310	200
Long-term loans due within one year	6,455	4,888	6,344	4,781
Debentures payable due within one year	8,500	38,500	8,500	38,500
Non-current liabilities due within one year	14,955	43,388	14,844	43,281

At 30 June 2012 and 31 December 2011, the Group and the Company had no significant overdue long-term loans.

28	LONG-TERM LOANS

The Group’s and the Company’s long-term loans represent:

		The Group		The Company
		At 30 June	At 31 December	At 30 June	At 31 December
	Interest rate and final maturity	2012	2011	2012	2011
		RMB millions	RMB millions	RMB millions	RMB millions

Long-term bank loans
– Renminbi loans	Interest rates ranging from interest free to	19,261	19,620	18,526	19,460
	6.90% per annum at 30 June 2012
	with maturities through 2025
– Japanese Yen loans	Interest rates ranging from 2.60% to	1,006	1,179	1,006	1,179
	2.94% per annum at 30 June 2012
	with maturities through 2024
– US Dollar loans	Interest rates ranging from interest free to	390	415	242	253
	1.55% per annum at 30 June 2012
	with maturities through 2031
Less: Current portion		6,067	4,609	6,033	4,579
Long-term bank loans		14,590	16,605	13,741	16,313
Long-term other loans
– Renminbi loans	Interest free at 30 June 2012 with	208	208	140	140
	maturities through 2013
– US Dollar loans	Interest rates ranging from interest free to 4.89%	21	23	12	14
	per annum at 30 June 2012 with
	maturities through 2015
Less: Current portion		78	79	1	2
Long-term other loans		151	152	151	152
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 6.98%	37,566	37,763	37,454	37,518
	per annum at 30 June 2012 with
	maturities through 2020
Less: Current portion		310	200	310	200
Long-term loans from Sinopec Group Company and fellow subsidiaries		37,256	37,563	37,144	37,318
Total		51,997	54,320	51,036	53,783

28	LONG-TERM LOANS (Continued)

The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Between one and two years	13,213	15,442	13,153	15,289
Between two and five years	2,324	2,340	1,424	1,973
After five years	36,460	36,538	36,459	36,521
Total long-term loans	51,997	54,320	51,036	53,783

At 30 June 2012, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

					Remaining	Remaining
					balance at	balance at
					30 June	31 December
Lenders	Borrowing dates	Maturity dates	Currency	Interest rate	2012	2011
					RMB millions	RMB millions

Sinopec Group Company	18 October 2000	31 December 2020	RMB	Interest free	35,561	35,561
China Development Bank	20 January 2005	20 December 2013	RMB	6.35%	7,000	7,000
Agricultural Bank of China	2 March 2010	1 March 2013	RMB	5.99%	3,500	3,500
Bank of China	31 August 2010	31 August 2013	RMB	5.99%	1,998	2,000
Bank of China	19 January 2010	18 November 2013	RMB	5.99%	1,998	2,000

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

29	DEBENTURES PAYABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Short-term corporate bonds (i)	30,000	—	30,000	—
Debentures payable:
– Corporate Bonds (ii)	68,500	78,500	68,500	78,500
– 2007 Convertible Bonds (iii)	10,761	10,415	10,761	10,415
– Bonds with Warrants (iv)	27,715	27,095	27,715	27,095
– 2011 Convertible Bonds (v)	21,598	22,627	21,598	22,627
Less: Current portion	8,500	38,500	8,500	38,500
	120,074	100,137	120,074	100,137

29	DEBENTURES PAYABLE (Continued)

Note:

(i)
The Company issued 270-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on 16 January 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.38% per annum.

The Company issued 270-day corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 16 February 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.15% per annum.

The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 27 March 2012 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 4.00% per annum.

(ii)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(iii)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The 2007 Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (“the Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (“the Cash Settlement Option”).

The Company redeemed some of the 2007 Convertible Bonds in 2011 at an early redemption amount of the principal amount of HKD 39 million.

During the six-month period ended 30 June 2012, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 10.60 per share as the result of capital distribution.

At 30 June 2012, the carrying amounts of liability and derivative components, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,665 million (2011: RMB 10,345 million) and RMB 96 million (2011: RMB 70 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 30 June 2012.

At 30 June 2012 and 31 December 2011, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2012	2011

Stock price of H shares	HKD 6.88	HKD 8.17
Conversion price	HKD 10.60	HKD 10.76
Option adjusted spread	250 basis points	200 basis points
Average risk free rate	0.45%	0.72%
Average expected life	1.8 years	2.3 years

Any changes in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the derivative component from 31 December 2011 to 30 June 2012 resulted in an unrealised loss from changes in fair value of RMB 26 million (2011: an unrealised gain of RMB 190 million), which has been recorded as “gain/(loss) from changes in fair value” in the income statement for the six-month period ended 30 June 2012.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. If the aforesaid derivative component has not been separated out and the entire 2007 Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

(iv)
On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component.

29	DEBENTURES PAYABLE (Continued)

Note: (Continued)

(v)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

Att 30 June 2012, the carrying amounts of the liability component and the derivative component were RMB 19,687 million (2011: RMB 20,017 million) and RMB 1,911 million (2011: RMB 2,610 million), respectively.

During the six-month period ended 30 June 2012, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 7.08 per share as a result of the final dividends declared and paid during the period.

During the six-month period ended 30 June 2012, RMB 856,963,000 of the 2011 Convertible Bonds were converted into 117,714,548 A shares of the Company.

At 30 June 2012 and 31 December 2011, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The following are the major inputs used in the Binomial Model:

	At 30 June	At 31 December
	2012	2011

Stock price of A shares	RMB 6.30	RMB 7.18
Conversion price	RMB 7.08	RMB 7.28
Credit spread	150 basis points	180 basis points
RMB onshore swap rate	2.78%	2.81%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2011 to 30 June 2012 resulted in an unrealised gain of RMB 532 million (2011: RMB nil), which has been recorded as “gain/(loss) from changes in fair value” in the income statement for the six-month period ended 30 June 2012.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component on 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2011 Convertible Bonds been considered as the liability component, the effective interest rate would have been 2.07%.

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2012	18,317	17,114
Provision for the period	517	488
Accretion expenses	416	388
Utilised for the period	(8)	(8)
Exchange adjustment	2	—
Balance at 30 June 2012	19,244	17,982

31	SHARE CAPITAL

	The Group and the Company
	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Registered, issued and fully paid:
70,039,788,984 domestic listed A shares (2011: 69,922,074,436) of RMB 1.00 each	70,040	69,922
16,780,488,000 overseas listed H shares (2011:16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,820	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HKD 1.59 and US$ 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 listed A shares with a par value of RMB 1.00 each at RMB 4.22.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. 66,337,951,000 state-owned A shares have been granted trading right upon settlement of the above consideration. The 784,000,000 state-owned A shares paid to the shareholders of the listed A shares were tradable on 10 October 2006.

On 3 March 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants with net proceeds of RMB 1,700,022.

KPMG Huazhen had verified the above paid-in capital and issued capital verification reports.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds. During the six-month period ended 30 June 2012, the Company issued 117,714,548 listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

32	CAPITAL RESERVE

The movements in capital reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2012	29,583	37,983
Changes in fair value of cash flow hedge, net of deferred tax (Note 45)	1	—
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	1	—
Share of other comprehensive income in associates	26	26
Exercise of conversion of the 2011 Convertible Bonds (Note 31)	799	799
Rights issue of shares by a subsidiary, net of issuance costs (ii)	(18)	—
Acquisition of minority interests of subsidiaries (iii)	(55)	—
Balance at 30 June 2012	30,337	38,808

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (d) adjustment for changes in fair value of available-for-sale financial assets.

Note:

(i)	The available-for-sale financial assets held by the Group and the Company are carried at fair value with any changes in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)	During the six-month period ended 30 June 2012, a subsidiary of the Group completed rights issue to its existing shareholders, and the issuance costs were adjusted to share premium.

(iii)
During the six-month period ended 30 June 2012, the Group acquired minority interests from subsidiaries. The difference between the considerations paid over total amounts of the net assets acquired was recognised in capital reserve.

33	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions

Balance at 1 January 2012	3,115	2,571
Provision for the period	1,723	1,430
Utilisation for the period	(656)	(549)
Balance at 30 June 2012	4,182	3,452

34	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory	Discretionary
	surplus	surplus
	reserve	reserve	Total
	RMB millions	RMB millions	RMB millions
Balance at 1 January 2012	61,263	117,000	178,263
Appropriation	2,420	—	2,420
Balance at 30 June 2012	63,683	117,000	180,683

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

35	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Income from principal operations	1,327,466	1,216,941	759,291	742,257
Income from other operations	20,606	16,331	19,497	15,331
Total	1,348,072	1,233,272	778,788	757,588
Operating cost	1,152,431	1,029,875	620,503	601,876

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 53.

For the six-month period ended 30 June 2012, revenue from sales to top five customers amounted to RMB 147,200 million (2011: RMB 101,700 million) which accounted for 11% (2011: 8%) of total operating income of the Group.

36	SALES TAXES AND SURCHARGES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Consumption tax	64,020	62,141	49,287	46,966
Special oil income levy	16,472	18,691	15,381	17,549
City construction tax	5,892	6,389	4,613	4,885
Education surcharge	4,536	4,582	3,615	3,527
Resources tax	3,989	1,167	3,756	1,144
Business tax	358	315	302	262
Total	95,267	93,285	76,954	74,333

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

37	FINANCIAL EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Interest expenses incurred	6,169	4,614	5,370	3,864
Less: Capitalised interest expenses	639	356	532	312
Net interest expenses	5,530	4,258	4,838	3,552
Accretion expenses (Note 30)	416	329	388	306
Interest income	(563)	(541)	(394)	(195)
Net foreign exchange loss/(gain)	150	(560)	66	(182)
Total	5,533	3,486	4,898	3,481

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2012 by the Group and the Company ranged from 3.8% to 6.2% (2011: 3.1% to 6.7%)

38	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

39	IMPAIRMENT LOSSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Receivables	(167)	(118)	(164)	(118)
Inventories	7,218	2,667	6,134	2,184
Fixed assets	—	164	—	132
Others	(3)	(1)	(3)	(1)
Total	7,048	2,712	5,967	2,197

40	GAIN FROM CHANGES IN FAIR VALUE

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Changes in fair value of financial assets and liabilities held for trading	9	115	62	55
Fair value gain on the embedded derivative component of the convertible bonds (Note 29(iii) and (v))	506	190	506	190
Unrealised losses from ineffective portion cash flow hedges	(5)	—	—	—
Total	510	305	568	245

41	INVESTMENT INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Income from investment accounted for under cost method	33	47	5,006	7,184
Income from investment accounted for under equity method	323	2,804	822	1,809
Investment loss from disposal of financial assets and liabilities held for trading	(306)	(70)	—	—
Realised gains from ineffective portion of cash flow hedge	155	—	—	—
Others	27	41	230	131
Total	232	2,822	6,058	9,124

42	NON-OPERATING INCOME

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Gain on disposal of non-current assets	581	645	578	627
Government grants	554	290	387	262
Others	227	173	183	118
Total	1,362	1,108	1,148	1,007
43	NON-OPERATING EXPENSES

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Loss on disposal of non-current assets	122	104	96	91
Fines, penalties and compensation	36	153	33	152
Donations	42	20	40	19
Others	387	313	367	298
Total	587	590	536	560

44	INCOME TAX EXPENSE

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Provision for income tax for the period	10,418	11,922	5,946	6,792
Deferred taxation	(1,554)	1,216	(475)	361
Under-provision for income tax in respect of preceding year	473	405	441	326
Total	9,337	13,543	5,912	7,479

44	INCOME TAX EXPENSE (Continued)

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011

	RMB millions	RMB millions	RMB millions	RMB millions

Profit before taxation	34,283	56,755	30,109	41,611
Expected income tax expense at a tax rate of 25%	8,571	14,189	7,527	10,403
Tax effect of non-deductible expenses	220	105	211	61
Tax effect of non-taxable income	(124)	(928)	(1,380)	(2,626)
Tax effect of preferential tax rate (Note)	(916)	(791)	(887)	(685)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	101	796	—	—
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(152)	(327)	—	—
Tax effect of unrecognised temporary differences	14	—	—	—
Tax effect of tax losses not recognised	538	94	—	—
Write-down of deferred tax assets	612	—	—	—
Adjustment for under-provision for income tax in respect of preceding year	473	405	441	326
Actual income tax expense	9,337	13,543	5,912	7,479

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

45	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

The Group

	Six-month period ended			Six-month period ended
	30 June 2012			30 June 2011
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Cash flow hedges	1	—	1	163	(24)	139
Available-for-sale financial assets	1	—	1	1	—	1
Share of other comprehensive income in associates	26	—	26	(63)	—	(63)
Translation difference in foreign currency statements	89	—	89	(234)	—	(234)
Other comprehensive income	117	—	117	(133)	(24)	(157)

The Company

	Six-month period ended			Six-month period ended
	30 June 2012			30 June 2011
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions

Share of other comprehensive income in associates	26	—	26	(63)	—	(63)
Other comprehensive income	26	—	26	(63)	—	(63)

45	OTHER COMPREHENSIVE INCOME (Continued)

	(b)	Reclassification adjustments relating to components of other comprehensive income

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	804	(1,856)	—	—
Amounts transferred to initial carrying amount of hedged items	(235)	(115)	—	—
Reclassification adjustments for amounts transferred to the operating costs for the period	(568)	2,134	—	—
Net deferred tax expense recognised in other comprehensive income	—	(24)	—	—
Net movement during the period recognised in other comprehensive income	1	139	—	—
Available-for-sale financial assets:
Changes in fair value recognised during the period	1	1	—	—
Net movement during the period recognised in other comprehensive income	1	1	—	—
Share of other comprehensive income in associates:
Net movement during the period recognised in other comprehensive income	26	(63)	26	(63)
Translation difference in foreign currency statements:
Net movement during the period recognised in other comprehensive income	89	(234)	—	—

46	DIVIDENDS

	(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2012, the directors authorised to declare the interim dividends for year ended 31 December 2012 of RMB 0.10 per share (2011: RMB 0.10 per share) totalling RMB 8,682 million (2011: 8,670 million).

	(b)	Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totalling RMB 17,364 million in respect of the year ended 31 December 2011 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared.

47	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

	(a)	Reconciliation of net profit to cash flows from operating activities:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Net profit	24,946	43,212	24,197	34,132
Add: Impairment losses on assets	7,048	2,712	5,967	2,197
Depreciation of fixed assets	33,589	29,779	27,174	24,230
Amortisation of intangible assets	945	731	748	493
Dry hole costs written off	2,942	2,342	2,942	2,342
Net gain on disposal of non-current assets	(459)	(541)	(482)	(65)
Fair value gain	(510)	(305)	(568)	(245)
Financial expenses	5,533	3,486	4,898	3,481
Investment income	(232)	(2,822)	(6,058)	(9,124)
(Increase)/decrease in deferred tax assets	(1,769)	806	(908)	506
Increase/(decrease) in deferred tax liabilities	215	249	433	(145)
(Increase)/decrease in inventories	(11,031)	(54,083)	2,203	(36,983)
(Increase)/decrease in operating receivables	(23,182)	(35,150)	12,821	(16,429)
(Decrease)/Increase in operating payables	(17,481)	40,447	(23,816)	21,805
Net cash flow from operating activities	20,554	30,863	49,551	26,195

47	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT (Continued)

	(b)	Net change in cash and cash equivalents:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Cash balance at the end of the period	249	189	232	161
Less: Cash balance at the beginning of the period	247	130	235	110
Add: Cash equivalents at the end of the period	12,310	8,527	4,764	3,795
Less: Cash equivalents at the beginning of the period	24,400	16,878	20,617	11,771
Net decrease of cash and cash equivalents	(12,088)	(8,292)	(15,856)	(7,925)

(c)	The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	Six-month periods ended 30 June		Six-month periods ended 30 June
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Cash at bank and on hand
– Cash on hand	249	189	232	161
– Demand deposits	12,310	8,527	4,764	3,795
Cash and cash equivalents at the end of the period	12,559	8,716	4,996	3,956

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

	(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Fu Chengyu
Registered capital	:	RMB 231,621 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly or indirectly holds 76.28% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Company Limited
China Shipping & Sinopec Suppliers Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited
SINOPEC SABIC Tianjin Petrochemical Company Limited

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group		The Company
		Six-month periods ended 30 June		Six-month periods ended 30 June
	Note	2012	2011	2012	2011
		RMB millions	RMB millions	RMB millions	RMB millions

Sales of goods	(i)	169,491	138,800	71,479	72,135
Purchases	(ii)	73,797	67,839	19,227	26,839
Transportation and storage	(iii)	709	640	582	530
Exploration and development services	(iv)	16,600	13,164	15,829	12,660
Production related services	(v)	4,514	4,743	3,210	3,776
Ancillary and social services	(vi)	2,063	1,927	2,049	1,888
Operating lease charges	(vii)	3,685	3,702	3,525	3,546
Agency commission income	(viii)	78	8	—	—
Interest received	(ix)	58	52	283	60
Interest paid	(x)	563	297	126	111
Net deposits withdrawn from related parties	(ix)	3,298	7,015	5,230	6,382
Net loans obtained from/(repaid to) related parties	(xi)	38,202	(414)	89	(4,045)
Net entrusted loans repaid by subsidiaries	(xii)	—	—	5,894	—

The amounts set out in the table above in respect of the six-month periods ended 30 June 2012 and 2011 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

As at 30 June 2012 and 31 December 2011, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, except for the disclosure set out in Note 52(b). Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 52(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. Interest received includes the interest from loans provided to subsidiaries (Note(xii)).

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)
The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the six-month period ended 30 June 2012, which is based on monthly average balances, was RMB 76,556 million (2011: RMB 55,277 million).

(xii)	The Company provided entrusted loans to subsidiaries through bank and other financial organisation and recognised interest income in accordance with interest rates specified in the contracts.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2012. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			•	the government-prescribed price;
			•	where there is no government-prescribed price, the government guidance price;
			•	where there is neither a government-prescribed price nor a government guidance price, the market price; or
			•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million (2011: RMB 6,727 million) per annum. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

	(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 30 June 2012 and 31 December 2011 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Cash and cash equivalents	—	—	3,822	7,120
Accounts receivable	69	8	18,608	15,381
Prepayments and other receivables	—	—	3,248	1,805
Accounts payable	—	—	8,827	9,795
Advances from customers	—	—	1,213	1,080
Other payables	103	40	7,872	8,594
Short-term loans	—	—	50,348	11,949
Long-term loans (including current portion) (Note)	—	—	37,566	37,763

Note:	The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

During the period ended 30 June 2012, according to relevant agreements, the Group has provided loans of USD 318 million (2011: USD 228 million) to certain jointly controlled entities of Sinopec Group Company.

As at and for the six-month period ended 30 June 2012, and as at and for the year ended 31 December 2011, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

48	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

	(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month periods ended 30 June
	2012	2011
	RMB thousands	RMB thousands

Short-term employee benefits	5,071	4,638
Retirement scheme contributions	228	142
	5,299	4,780

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

	(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

	(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

49	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

	(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

	(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

	(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

50	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2012. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

	Full name of enterprise	Principal activities	Registered capital/ paid-up capital	Actual investment at 30 June 2012	Percentage of equity interest /voting right held by the Group	Minority interests at 30 June 2012
			RMB millions	RMB millions	%	RMB millions

(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	Trading of petrochemical products	1,400	1,788	100.00	—
	Sinopec Sales Company Limited	Marketing and distribution of refined petroleum products	1,700	1,700	100.00	—
	Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	13,203	13,938	100.00	—
	Fujian Petrochemical Company Limited (Note)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	4,769	2,285	50.00	1,877
	Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	7,200	7,258	55.56	7,649
	Sinopec Kantons Holdings Limited	Trading of crude oil and petroleum products	HKD 207	HKD 2,822	72.34	1,513
	Sinopec Yizheng Chemical Fibre Company Limited (Note)	Production and sale of polyester chips and polyester fibres	4,000	3,509	42.00	5,043
	China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	3,000	4,585	100.00	—
	Sinopec (Hong Kong) Limited	Trading of crude oil and petrochemical products	HKD 5,477	HKD 5,370	100.00	—
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	830	498	60.00	454
	BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	800	480	60.00	413
	Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	5,000	4,250	85.00	351
	Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	1,840	1,012	55.00	1,751
	Sinopec Chemical Sales Company Limited	Marketing of petrochemical products	1,000	1,100	100.00	—
	Sinopec International Petroleum Exploration and Production Limited	Investment in exploration, production and sales of petroleum and natural gas	8,000	8,000	100.00	—
	Sinopec Fuel Oil Sales Company Limited	Marketing and distribution of refined petroleum products	2,200	2,749	100.00	—
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Zhongyuan Petrochemical Company Limited	Manufacturing of petrochemical products	2,400	2,244	93.51	24
	Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	3,986	2,990	75.00	1,299
	Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	1,595	4,701	100.00	—

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Note:	The Company consolidated the financial statements of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

51	COMMITMENTS

Operating lease commitments

The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2012 and 31 December 2011, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Within one year	11,026	10,414	10,616	9,830
Between one and two years	10,439	9,764	10,215	9,503
Between two and three years	10,240	9,668	10,042	9,443
Between three and four years	10,213	9,585	10,020	9,319
Between four and five years	10,243	9,465	10,050	9,297
After five years	217,976	215,810	212,240	210,277
Total	270,137	264,706	263,183	257,669

Capital commitments
At 30 June 2012 and 31 December 2011, the capital commitments are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Authorised and contracted for	192,271	192,792	171,146	170,698
Authorised but not contracted for	59,762	32,178	54,285	24,358
Total	252,033	224,970	225,431	195,056

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred.

Estimated future annual payments are as follows:

	The Group and Company
	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Within one year	352	335
Between one and two years	165	105
Between two and three years	26	25
Between three and four years	27	26
Between four and five years	29	28
After five years	729	730
Total	1,328	1,249

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

52	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

	(b)	At 30 June 2012 and 31 December 2011, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Jointly controlled entities	640	703	264	283
Associates
Total	715	782	264	287

As at 31 December 2011, a subsidiary of the Company provided guarantees on long-term loans of USD 94 million drawn down by certain jointly controlled entities of Sinopec Group Company, and the loans under such guarantees had been repaid as at 30 June 2012. As at 30 June 2012, this subsidiary also provided guarantees on long-term loans of USD 978 million (2011: USD 969 million) drawn down by certain joint venturers (other than Sinopec Group Company) of these jointly controlled entities.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2012 and 31 December 2011, it is not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 3,002 million for the six-month period ended 30 June 2012 (2011: RMB 2,851 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

53	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i) Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v) Others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments and deferred tax assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities and other non-current liabilities.

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Income from principal operations
Exploration and production
External sales	25,956	21,667
Inter-segment sales	90,728	84,281
	116,684	105,948
Refining
External sales	95,805	96,314
Inter-segment sales	540,088	496,319
	635,893	592,633
Marketing and distribution
External sales	701,769	649,997
Inter-segment sales	4,003	2,058
	705,772	652,055
Chemicals
External sales	173,576	182,994
Inter-segment sales	23,457	23,315
	197,033	206,309
Others
External sales	330,360	265,969
Inter-segment sales	323,343	306,501
	653,703	572,470
Elimination of inter-segment sales	(981,619)	(912,474)
Income from principal operations	1,327,466	1,216,941
Income from other operations
Exploration and production	9,433	6,685
Refining	2,680	3,043
Marketing and distribution	4,181	2,947
Chemicals	3,736	3,129
Others	576	527
Income from other operations	20,606	16,331
Consolidated operating income	1,348,072	1,233,272

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Operating profit/(loss)
By segment
Exploration and production	40,279	34,740
Refining	(19,448)	(13,155)
Marketing and distribution	20,294	19,716
Chemicals	(2,003)	15,508
Others	(299)	(870)
Elimination	(524)	657
Total segment operating profit	38,299	56,596
Investment income/(loss)
Exploration and production	123	128
Refining	(736)	(191)
Marketing and distribution	600	640
Chemicals	(82)	1,885
Others	327	360
Total segment investment income	232	2,822
Financial expenses	(5,533)	(3,486)
Gain from changes in fair value	510	305
Operating profit	33,508	56,237
Add: Non-operating income	1,362	1,108
Less: Non-operating expenses	587	590
Profit before taxation	34,283	56,755

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Assets
Segment assets
Exploration and production	327,368	322,241
Refining	284,700	270,884
Marketing and distribution	239,569	228,546
Chemicals	134,939	142,733
Others	101,335	77,272
Total segment assets	1,087,911	1,041,676
Cash at bank and on hand	13,960	25,197
Long-term equity investments	47,498	47,458
Deferred tax assets	15,167	13,398
Other unallocated assets	3,642	2,324
Total assets	1,168,178	1,130,053
Liabilities
Segment liabilities
Exploration and production	63,095	78,811
Refining	42,455	60,130
Marketing and distribution	71,405	80,507
Chemicals	22,721	29,977
Others	121,049	111,463
Total segment liabilities	320,725	360,888
Short-term loans	86,720	36,985
Short-term debentures payable	30,000	—
Non-current liabilities due within one year	14,955	43,388
Long-term loans	51,997	54,320
Debentures payable	120,074	100,137
Deferred tax liabilities	15,423	15,181
Other non-current liabilities	3,939	3,436
Other unallocated liabilities	5,124	6,193
Total liabilities	648,957	620,528

53	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Capital expenditure
Exploration and production	21,839	17,406
Refining	10,427	3,656
Marketing and distribution	12,390	9,523
Chemicals	6,341	2,120
Others	507	862
	51,504	33,567
Depreciation, depletion and amortisation
Exploration and production	19,328	16,399
Refining	6,062	5,733
Marketing and distribution	4,091	3,498
Chemicals	4,450	4,286
Others	603	594
	34,534	30,510
Impairment losses on long-lived assets
Refining	—	43
Marketing and distribution	—	32
Chemicals	—	89
	—	164

(2)	Geographical information

The following tables set out information about the geographical information of (i) the Group’s external sales and (ii) the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

External sales
Mainland China	1,016,324	933,935
Others	331,748	299,337
	1,348,072	1,233,272

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Non-current assets
Mainland China	782,997	762,805
Others	23,334	24,375
	806,331	787,180

54	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, prepayments, financial assets held for trading, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, advances from customers, debentures payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its use of financial instruments:

• credit risk;
• liquidity risk;
• market risk; and
• equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2012, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 189,900 million (2011: RMB 170,500 million) on an unsecured basis, at a weighted average interest rate of 3.57% (2011: 3.63%). At 30 June 2012, the Group’s outstanding borrowings under these facilities were RMB 11,462 million (2011: RMB 13,767 million) and were included in short-term bank loans.

54	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	At 30 June 2012
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	86,720	87,322	87,322	—	—	—
Non-current liabilities due within one year	14,955	15,344	15,344	—	—	—
Short-term debentures payable	30,000	30,386	30,386	—	—	—
Long-term loans	51,997	53,444	717	13,686	2,526	36,515
Debentures payable	120,074	139,433	3,086	45,001	60,823	30,523
Bills payable	4,276	4,276	4,276	—	—	—
Accounts payable	172,949	172,949	172,949	—	—	—
Other payables and employee benefits payable	59,104	59,104	59,104	—	—	—
Total	540,075	562,258	373,184	58,687	63,349	67,038

	At 31 December 2011
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	36,985	37,727	37,727	—	—	—
Non-current liabilities due within one year	43,388	44,254	44,254	—	—	—
Long-term loans	54,320	60,500	5,455	15,963	2,500	36,582
Debentures payable	100,137	109,129	2,152	2,208	57,316	47,453
Bills payable	5,933	5,933	5,933	—	—	—
Accounts payable	177,002	177,002	177,002	—	—	—
Other payables and employee benefits payable	53,655	53,655	53,655	—	—	—
Total	471,420	488,200	326,178	18,171	59,816	84,035

54	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

The Company

	At 30 June 2012
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	3,649	3,761	3,761	—	—	—
Non-current liabilities due within one year	14,844	15,232	15,232	—	—	—
Short-term debentures payable	30,000	30,386	30,386	—	—	—
Long-term loans	51,036	52,269	667	13,576	1,511	36,515
Debentures payable	120,074	139,433	3,086	45,001	60,823	30,523
Bills payable	3,022	3,022	3,022	—	—	—
Accounts payable	102,722	102,722	102,722	—	—	—
Other payables and employee benefits payable	93,143	93,143	93,143	—	—	—
Total	418,490	439,968	252,019	58,577	62,334	67,038

	At 31 December 2011
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term loans	3,842	3,943	3,943	—	—	—
Non-current liabilities due within one year	43,281	44,146	44,146	—	—	—
Long-term loans	53,783	59,803	5,330	15,794	2,112	36,567
Debentures payable	100,137	109,129	2,152	2,208	57,316	47,453
Bills payable	3,052	3,052	3,052	—	—	—
Accounts payable	128,138	128,138	128,138	—	—	—
Other payables and employee benefits payable	70,066	70,066	70,066	—	—	—
Total	402,299	418,277	256,827	18,002	59,428	84,020

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term loans of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2012	2011	2012	2011
	millions	millions	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD 3,002	USD 1,794	USD 65	USD 42
Japanese Yen	JPY 12,635	JPY 14,532	JPY 12,635	JPY 14,532
Hong Kong Dollars	HKD 13,200	HKD 12,847	HKD 13,200	HKD 12,847

54	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(a) Currency risk (Continued)

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2012 and 31 December 2011 would have increased net profit for the year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	The Group
	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

US Dollars	712	424
Japanese Yen	38	44
Hong Kong Dollars	404	391

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

At 30 June 2012 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year and retained earnings by approximately RMB 682 million (2011: RMB 271 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2011.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 30 June 2012, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. At 30 June 2012, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 3,819 million (2011: RMB 837 million) recognised in other receivables and derivative financial liabilities of RMB 5,184 million (2011: RMB 684 million) recognised in other payables.

At 30 June 2012, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 117 million (2011: increase/decrease RMB 563 million), and decrease/increase the Group’s capital reserve by approximately RMB 144 million (2011: increase/decrease RMB 450 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2011.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As at 30 June 2012, the Group’s exposure to equity price risk is the derivatives embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29(iii) and (v) respectively.

As at 30 June 2012, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 1,774 million (2011: RMB 2,159 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 1,035 million (2011: RMB 1,628 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2011.

54	FINANCIAL INSTRUMENTS (Continued)

Fair values

	(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

		•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

		•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2012

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Assets
Available-for-sale financial assets:
– Listed	56	—	—	56	—	—	—	—
Derivative financial instruments:
– Derivative financial assets	149	3,670	—	3,819	—	—	—	—
	205	3,670	—	3,875	—	—	—	—
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible Bonds	—	2,007	—	2,007	—	2,007	—	2,007
– Other derivative financial liabilities	127	5,184	—	5,311	—	127	—	127
	127	7,191	—	7,318	—	2,134	—	2,134

At 31 December 2011

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Assets
Available-for-sale financial assets:
– Listed	55	—	—	55	13	—	—	13
– Non-listed	—	200	—	200	—	—	—	—
Derivative financial instruments:
– Derivative financial assets	133	758	—	891	—	—	—	—
	188	958	—	1,146	13	—	—	13
Liabilities
Derivative financial instruments:
– Embedded derivative component of the convertible bonds	—	2,680	—	2,680	—	2,680	—	2,680
– Other derivative financial liabilities	79	810	—	889	—	188	—	188
	79	3,490	—	3,569	—	2,868	—	2,868

During the period, there were no transfers between instruments in Level 1 and Level 2.

54	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 4.41% to 6.80% (2011: 4.95% to 7.05%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2012 and 31 December 2011:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Carrying amount	147,453	160,082
Fair value	143,081	146,272

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2012 and 31 December 2011.

55	EXTRAORDINARY GAINS AND LOSSES

Pursuant to “Questions and answers in the prepayment of information disclosures of companies issuing public shares, No.1 – Extraordinary gain and loss” (2008), the extraordinary gains and losses of the Group are as follows:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Extraordinary (gains)/losses for the period:
Net gain on disposal of non-current assets	(459)	(541)
Donations	42	20
Loss/(gain) on holding and disposal of various investments	115	(62)
Other non-operating (income)/expense, net	(348)	6
	(650)	(577)
Tax effect	163	144
Total	(487)	(433)
Attributable to:
Equity shareholders of the Company	(438)	(415)
Minority interests	(49)	(18)

56	BASIC AND DILUTED EARNINGS PER SHARE

	(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month periods ended 30 June
	2012	2011

Net profit attributable of equity shareholders of the Company (RMB millions)	23,697	40,239
Weighted average number of outstanding ordinary shares of the Company (millions)	86,800	86,702
Basic earnings per share (RMB/share)	0.273	0.464

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month periods ended 30 June
	2012	2011

Weighted average number of outstanding ordinary shares of the Company at January (millions)	86,702	86,702
Conversion of the 2011 Convertible Bonds (millions)	98	—
Weighted average number of outstanding ordinary shares of the Company (millions)	86,800	86,702

56	BASIC AND DILUTED EARNINGS PER SHARE (Continued)

	(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month periods ended 30 June
	2012	2011

Net profit attributable to equity shareholders of the Company (diluted) (RMB millions)	23,925	40,380
Weighted average number of outstanding ordinary shares of the Company (diluted) (millions)	90,963	89,377
Diluted earnings per share (RMB/share)	0.263	0.452

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month periods ended 30 June
	2012	2011

The weighted average number of the ordinary shares issued at 30 June (millions)	86,800	86,702
Effect of the convertible bonds (millions)	4,163	2,675
Weighted average number of the ordinary shares issued at 30 June (diluted) (millions)	90,963	89,377

57	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	Six-month period ended 30 June 2012			Six-month period ended 30 June 2011
	Weighted	Basic	Diluted	Weighted	Basic	Diluted
	average return	earnings	earnings	average return	earnings	earnings
	on net assets	per share	per share	on net assets	per share	per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)

Net profit attributable to the Company’s ordinary equity shareholders	4.89	0.273	0.263	9.10	0.464	0.452
Net profit deducted extraordinary gain and loss attributable to the Company’s ordinary equity shareholders	4.80	0.268	0.258	9.00	0.459	0.447

58	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation of current period’s financial statements.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(Established in the People’s Republic of China with limited liability)

We have audited the consolidated interim financial statements of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries (together the “Group”) set out on pages 98 to 143, which comprise the consolidated balance sheet as at 30 June 2012, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated interim financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and for such internal control as the directors determine is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated interim financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated interim financial statements give a true and fair view of the state of affairs of the Group as at 30 June 2012 and of the Group’s profit and cash flows for the six-month period then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

24 August 2012

(B)	INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2012
(Amounts in millions, except per share data)

		Six-month periods ended 30 June
	Note	2012	2011
		RMB	RMB

Turnover and other operating revenues
Turnover	3	1,327,466	1,216,941
Other operating revenues	4	20,606	16,331
		1,348,072	1,233,272
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,119,324)	(998,942)
Selling, general and administrative expenses	5	(28,641)	(26,281)
Depreciation, depletion and amortisation		(34,534)	(30,510)
Exploration expenses, including dry holes		(6,882)	(5,652)
Personnel expenses	6	(24,020)	(20,583)
Taxes other than income tax	7	(95,267)	(93,285)
Other operating income, net	8	679	420
Total operating expenses		(1,307,989)	(1,174,833)
Operating profit		40,083	58,439
Finance costs
Interest expense	9	(5,946)	(4,587)
Interest income		563	541
Unrealised gain on embedded derivative component of the convertible bonds, net	25(c) and (e)	506	190
Foreign currency exchange (losses)/gains, net		(150)	560
Net finance costs		(5,027)	(3,296)
Investment income		63	102
Share of profits less losses from associates and jointly controlled entities		323	2,804
Profit before taxation		35,442	58,049
Tax expense	10	(9,643)	(13,857)
Profit for the period		25,799	44,192
Attributable to:
Equity shareholders of the Company		24,503	41,174
Non-controlling interests		1,296	3,018
Profit for the period		25,799	44,192
Earnings per share:		13
Basic		0.282	0.475
Diluted		0.272	0.462

The notes on pages 105 to 143 form part of these interim financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the period are set out in Note 11.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended 30 June 2012
(Amounts in millions)

		Six-month periods ended 30 June
	Note	2012	2011
		RMB	RMB

Profit for the period		25,799	44,192
Other comprehensive income for the period (after tax and reclassification adjustments)	12
Cash flow hedges		1	139
Available-for-sale securities		1	1
Share of other comprehensive income of associates		26	(63)
Foreign currency translation differences		89	(234)
Total other comprehensive income		117	(157)
Total comprehensive income for the period		25,916	44,035
Attributable to:
Equity shareholders of the Company		24,590	41,035
Non-controlling interests		1,326	3,000
Total comprehensive income for the period		25,916	44,035

The notes on pages 105 to 143 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
As at 30 June 2012
(Amounts in millions)

		At 30 June	At 31 December
	Note	2012	2011
		RMB	RMB

Non-current assets
Property, plant and equipment, net	14	547,671	565,936
Construction in progress	15	139,955	111,311
Goodwill	16	6,536	8,212
Interest in associates	17	27,154	25,692
Interest in jointly controlled entities	18	18,086	19,992
Investments	19	2,362	1,829
Deferred tax assets	24	14,169	12,706
Lease prepayments		33,102	26,101
Long-term prepayments and other assets	20	34,236	29,994
Total non-current assets		823,271	801,773
Current assets
Cash and cash equivalents		12,559	24,647
Time deposits with financial institutions		1,401	550
Trade accounts receivable, net	21	84,047	58,721
Bills receivable	21	15,658	27,961
Inventories	22	207,230	203,417
Prepaid expenses and other current assets	23	37,121	27,459
Total current assets		358,016	342,755
Current liabilities
Short-term debts	25	81,017	68,224
Loans from Sinopec Group Company and fellow subsidiaries	25	50,658	12,149
Trade accounts payable	26	172,949	177,002
Bills payable	26	4,276	5,933
Accrued expenses and other payables	27	140,612	176,878
Income tax payable		2,815	4,054
Total current liabilities		452,327	444,240
Net current liabilities		(94,311)	(101,485)
Total assets less current liabilities		728,960	700,288
Non-current liabilities
Long-term debts	25	134,815	116,894
Loans from Sinopec Group Company and fellow subsidiaries	25	37,256	37,563
Deferred tax liabilities	24	15,423	15,181
Provisions	28	19,304	18,381
Other liabilities		5,377	4,925
Total non-current liabilities		212,175	192,944
		516,785	507,344
Equity
Share capital	29	86,820	86,702
Reserves		393,578	385,626
Total equity attributable to equity shareholders of the Company		480,398	472,328
Non-controlling interests		36,387	35,016
Total equity		516,785	507,344

Approved and authorised for issue by the board of directors on 24 August 2012.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 105 to 143 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2012
(Amounts in millions)

								Total equity
								attributable
								to equity
				Statutory	Discretionary			shareholders	Non
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2011	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036
Profit for the period	—	—	—	—	—	—	41,174	41,174	3,018	44,192
Other comprehensive income (Note 12)	—	—	—	—	—	(139)	—	(139)	(18)	(157)
Total comprehensive income for the period	—	—	—	—	—	(139)	41,174	41,035	3,000	44,035
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2010 (Note 11)	—	—	—	—	—	—	(11,271)	(11,271)	—	(11,271)
Appropriation (Note (a))	—	—	—	3,413	—	—	(3,413)	—	—	—
Distributions by subsidiaries to non-controlling interests, net of contributions	—	—	—	—	—	—	—	—	(814)	(814)
Total contributions by and distributions to owners	—	—	—	3,413	—	—	(14,684)	(11,271)	(814)	(12,085)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(16)	—	—	—	—	—	(16)	(4)	(20)
Total transactions with owners	—	(16)	—	3,413	—	—	(14,684)	(11,287)	(818)	(12,105)
Others (Note (g))	—	—	—	—	—	1,215	(1,215)	—	—	—
Balance at 30 June 2011	86,702	(33,154)	24,953	58,124	87,000	2,711	223,016	449,352	33,614	482,966
The notes on pages 105 to 143 form part of these interim financial statements.

								Total equity
								attributable
								to equity
				Statutory	Discretionary			shareholders	Non
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling	Total
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2012	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344
Profit for the period	—	—	—	—	—	—	24,503	24,503	1,296	25,799
Other comprehensive income (Note 12)	—	—	—	—	—	87	—	87	30	117
Total comprehensive income for the period	—	—	—	—	—	87	24,503	24,590	1,326	25,916
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of the 2011 Convertible Bonds (Note 29)	118	—	799	—	—	—	—	917	—	917
Final dividend for 2011 (Note 11)	—	—	—	—	—	—	(17,364)	(17,364)	—	(17,364)
Appropriation (Note (a))	—	—	—	2,420	—	—	(2,420)	—	—	—
Rights issue of shares by a subsidiary, net of issuance costs (Note (f))	—	(18)	—	—	—	—	—	(18)	781	763
Distributions by subsidiaries to non-controlling interests, net of contributions	—	—	—	—	—	—	—	—	(720)	(720)
Total contributions by and distributions to owners	118	(18)	799	2,420	—	—	(19,784)	(16,465)	61	(16,404)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(55)	—	—	—	—	—	(55)	(16)	(71)
Total transactions with owners	118	(73)	799	2,420	—	—	(19,784)	(16,520)	45	(16,475)
Others (Note (g))	—	—	—	—	—	1,067	(1,067)	—	—	—
Balance at 30 June 2012	86,820	(33,281)	25,752	63,683	117,000	4,089	216,335	480,398	36,387	516,785

Note:

(a)
According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit determined in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the six-month period ended 30 June 2012, the Company transferred RMB 2,420 million (2011: RMB 3,413 million), being 10% of the current period’s net profit determined in accordance with the accounting policies complying with “Interpretation of Accounting Standards for Business Enterprises (“ASBE”)”, to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”). At 30 June 2012, the amount of retained earnings available for distribution was RMB 126,307 million (2011: RMB 121,463 million), being the amount determined in accordance with the accounting policies complying with IFRS. Interim dividend for the six-month period ended 30 June 2012 of RMB 8,682 million (2011: RMB 8,670 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(f)
During the six-month period ended 30 June 2012, a subsidiary of the Group completed rights issue to its existing shareholders. The total proceeds received by this subsidiary from its non-controlling shareholders amounted to HKD 966 million.

(g)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the six-month period ended 30 June 2012, the Group transferred RMB 1,067 million (2011: RMB 1,215 million) from retained earnings to other reserves for the safety production fund.

The notes on pages 105 to 143 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended 30 June 2012
(Amounts in millions)

		Six-month periods
		ended 30 June
	Note	2012	2011
		RMB	RMB

Net cash generated from operating activities	(a)	20,322	30,570
Investing activities
Capital expenditure		(72,042)	(48,884)
Exploratory wells expenditure		(4,852)	(4,605)
Purchase of investments, investments in associates and investments in jointly controlled entities		(4,825)	(2,692)
Proceeds from disposal of investments and investments in associates		1,315	2,482
Proceeds from disposal of property, plant and equipment		166	168
Purchase of time deposits with financial institutions		(2,028)	(5,045)
Proceeds from maturity of time deposits with financial institutions		1,177	707
Interest received		563	541
Investment and dividend income received		1,250	1,997
Payment for derivative financial instruments		(1,121)	(3,028)
Proceeds from derivative financial instruments		738	3,329
Net cash used in investing activities		(79,659)	(55,030)
Financing activities
Proceeds from bank and other loans		388,230	277,196
Proceeds of issuance of 2011 Convertible Bonds, net of issuing expenses		—	22,889
Proceeds of issuance of corporate bonds		50,000	5,000
Repayments of corporate bonds and redemption of 2007 Convertible Bonds		(30,000)	(1,036)
Repayments of bank and other loans		(339,421)	(272,658)
Distributions by subsidiaries to non-controlling interests		(507)	(420)
Contributions to subsidiaries from non-controlling interests		936	22
Dividend paid		(17,010)	(10,998)
Interest paid		(4,915)	(3,850)
Acquisitions of non-controlling interests of subsidiaries		(71)	(15)
Net cash generated from financing activities		47,242	16,130
Net decrease in cash and cash equivalents		(12,095)	(8,330)
Cash and cash equivalents at 1 January		24,647	17,008
Effect of foreign currency exchange rate changes		7	38
Cash and cash equivalents at 30 June		12,559	8,716

The notes on pages 105 to 143 form part of these interim financial statements.

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	Six-month periods
	ended 30 June
	2012	2011
	RMB	RMB

Operating activities
Profit before taxation	35,442	58,049
Adjustments for:
Depreciation, depletion and amortisation	34,534	30,510
Dry hole costs written off	2,942	2,342
Share of profits less losses from associates and jointly controlled entities	(323)	(2,804)
Investment income	(63)	(102)
Interest income	(563)	(541)
Interest expense	5,946	4,587
Unrealised loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	212	(740)
Gain on disposal of property, plant and equipment, net	(459)	(541)
Impairment losses on long-lived assets	—	164
Unrealised gain on embedded derivative component of the convertible bonds, net	(506)	(190)
	77,162	90,734
Increase in trade accounts receivable	(25,326)	(22,321)
Decrease/(increase) in bills receivable	12,303	(9,163)
Increase in inventories	(3,813)	(51,416)
Increase in prepaid expenses and other current assets	(7,912)	(2,184)
Increase in lease prepayments	(7,001)	(1,198)
Decrease/(increase) in long-term prepayments and other assets	5,566	(68)
(Decrease)/increase in trade accounts payable	(4,053)	38,531
(Decrease)/increase in bills payable	(1,657)	483
(Decrease)/increase in accrued expenses and other payables	(13,261)	7,061
Increase in other liabilities	444	111
	32,452	50,570
Income tax paid	(12,130)	(20,000)
Net cash generated from operating activities	20,322	30,570

The notes on pages 105 to 143 form part of these interim financial statements.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
for the six-month period ended 30 June 2012

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company’’) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group’’), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC’’). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (‘‘Sinopec Group Company’’), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. There have been no significant changes to the accounting policy applied in these interim financial statements for the periods presented as a result of these developments.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 37).

The accompanying interim financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and the major sources of estimation uncertainty are disclosed in Note 36.

Certain comparative figures have been reclassified to conform with presentation adopted in the interim financial statements.

2	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of consolidation
The consolidated interim financial statements comprise the Company and its subsidiaries, and interest in associates and jointly controlled entities.

		(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (Note 2(a)(ii)).

The particulars of the Group’s principal subsidiaries are set out in Note 34.

		(ii)	Associates and jointly controlled entities

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated interim financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the period are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2(a)(ii)).

		(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

	(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

	(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

	(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

	(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	12 to 50 years
Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related support equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Oil and gas properties (Continued)

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

	(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

	(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

	(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

	(k)	Investments

Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserve. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

	(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

	(m)	Hedging
(i) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Hedging (Continued)
		(i)	Cash flow hedges (Continued)

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

		(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

	(n)	Impairment of assets
(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

		(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

	(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

	(q)	Convertible bonds
(i) Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii) Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

	(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

	(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

	(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

	(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

	(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 1,819 million for the six-month period ended 30 June 2012 (2011: RMB 1,678 million).

	(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

	(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 32.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

	(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

	(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

	(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4	OTHER OPERATING REVENUES

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Sale of materials, service and others	20,360	16,129
Rental income	246	202
	20,606	16,331

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Operating lease charges	5,808	5,751
Impairment losses:
– trade accounts receivable	2	3
– other receivables	11	14

6	PERSONNEL EXPENSES

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Salaries, wages and other benefits	20,827	17,859
Contributions to retirement schemes (Note 32)	3,193	2,724
	24,020	20,583

7	TAXES OTHER THAN INCOME TAX

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Consumption tax (i)	64,020	62,141
Special oil income levy (ii)	16,472	18,691
City construction tax (iii)	5,892	6,389
Education surcharge	4,536	4,582
Resources tax	3,989	1,167
Business tax	358	315
	95,267	93,285

Note:

(i)
The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii)
Before 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. Effective from 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 55 per barrel.

(iii)	City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8	OTHER OPERATING INCOME, NET

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Government grant	605	329
Gain on disposal of property, plant and equipment, net	459	541
Ineffective portion of change in fair value of cash flow hedges	150	(8)
Net realised and unrealised (losses)/gains on derivative financial instruments not qualified as hedging	(297)	38
Donations	(42)	(20)
Fines, penalties and compensations	(36)	(153)
Impairment losses on long-lived assets	—	(164)
Others	(160)	(143)
	679	420

9	INTEREST EXPENSE

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Interest expense incurred	6,169	4,614
Less: Interest expense capitalised*	(639)	(356)
	5,530	4,258
Accretion expenses (Note 28)	416	329
Interest expense	5,946	4,587
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	3.8% to 6.2%	3.1% to 6.7%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Current tax
– Provision for the period	10,418	11,922
– Under-provision in prior years	473	405
Deferred taxation (Note 24)	(1,248)	1,530
	9,643	13,857

Reconciliation between actual tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Profit before taxation	35,442	58,049
Expected PRC income tax expense at a statutory tax rate of 25%	8,861	14,512
Tax effect of preferential tax rate (Note)	(916)	(791)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	101	796
Tax effect of non-deductible expenses	220	105
Tax effect of non-taxable income	(137)	(937)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(109)	(327)
Tax effect of tax losses not recognised	538	94
Write-down of deferred tax assets	612	—
Under-provision in prior years	473	405
Actual income tax expense	9,643	13,857

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIVIDENDS

Dividends payable to equity shareholders of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Interim dividends declared after the balance sheet date of RMB 0.10 per share (2011: RMB 0.10 per share)	8,682	8,670

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2012, the directors authorised to declare the interim dividends for the year ending 31 December 2012 of RMB 0.10 (2011: RMB 0.10) per share totalling RMB 8,682 million (2011: RMB 8,670 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Final dividends in respect of the previous financial year, approved and paid during the period of RMB 0.20 per share (2011: RMB 0.13 per share)	17,364	11,271

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totalling RMB 17,364 million in respect of the year ended 31 December 2011 was declared.

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared.

12	OTHER COMPREHENSIVE INCOME

	(a)	Tax effects relating to each component of other comprehensive income

	Six-month period ended 30 June 2012			Six-month period ended 30 June 2011
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cash flow hedges	1	—	1	163	(24)	139
Available-for-sale securities	1	—	1	1	—	1
Share of other comprehensive income of associates	26	—	26	(63)	—	(63)
Foreign currency translation differences	89	—	89	(234)	—	(234)
Other comprehensive income	117	—	117	(133)	(24)	(157)

(b)	Reclassification adjustments relating to components of other comprehensive income

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	804	(1,856)
Amounts transferred to initial carrying amount of hedged items	(235)	(115)
Reclassification adjustments for amounts transferred to the consolidated income statement	(568)	2,134
Net deferred tax expense recognised in other comprehensive income	—	(24)
Net movement during the period recognised in other comprehensive income	1	139
Available-for-sale securities:
Changes in fair value recognised during the period	1	1
Net movement during the period recognised in other comprehensive income	1	1
Share of other comprehensive income of associates:
Net movement during the period recognised in other comprehensive income	26	(63)
Foreign currency translation differences:
Net movement during the period recognised in other comprehensive income	89	(234)

13	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2012 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 24,503 million (2011: RMB 41,174 million) and the weighted average number of shares of 86,800,670,395 (2011: 86,702,527,774) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2012 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 24,731 million (2011: RMB 41,315 million) and the weighted average number of shares of 90,963,241,870 (2011: 89,377,634,787) calculated as follows:

	(i)	Profit attributable to ordinary equity shareholders of the Company (diluted)

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Profit attributable to ordinary equity shareholders of the Company	24,503	41,174
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	608	283
After tax effect of unrealised gain (net of unrealised loss) on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	(380)	(142)
Profit attributable to ordinary equity shareholders of the Company (diluted)	24,731	41,315

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2012	2011
	Number of	Number of
	shares	shares

Weighted average number of shares at 30 June	86,800,670,395	86,702,527,774
Effect of conversion of the 2007 Convertible Bonds	1,087,034,384	1,083,780,669
Effect of conversion of the 2011 Convertible Bonds	3,075,537,091	1,591,326,344
Weighted average number of shares (diluted) at 30 June	90,963,241,870	89,377,634,787

14	PROPERTY, PLANT AND EQUIPMENT

By segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Cost:
Balance at 1 January 2011	499,802	212,385	127,123	214,946	13,555	1,067,811
Additions	475	27	991	116	118	1,727
Transferred from construction in progress	11,088	3,492	4,111	582	992	20,265
Reclassification	36	2,505	141	(2,408)	(274)	—
Exchange adjustments	(644)	—	(73)	—	(8)	(725)
Reclassification to lease prepayments and other assets	—	(5)	(228)	(5)	—	(238)
Disposals	(140)	(531)	(427)	(1,737)	(68)	(2,903)
Balance at 30 June 2011	510,617	217,873	131,638	211,494	14,315	1,085,937
Balance at 1 January 2012	550,496	231,602	136,787	214,817	14,957	1,148,659
Additions	546	14	125	26	4	715
Transferred from construction in progress	14,062	2,337	3,212	1,865	227	21,703
Reclassification	—	225	—	(225)	—	—
Exchange adjustments	108	—	16	—	—	124
Contributed to a jointly controlled entity	—	(3)	—	(268)	—	(271)
Reclassification to lease prepayments and other assets	—	(14)	(7,875)	(4)	(1,142)	(9,035)
Disposals	(50)	(743)	(139)	(1,449)	(40)	(2,421)
Balance at 30 June 2012	565,162	233,418	132,126	214,762	14,006	1,159,474

Accumulated depreciation:
Balance at 1 January 2011	239,032	104,511	39,444	139,332	4,792	527,111
Depreciation charge for the period	16,323	5,664	3,161	4,092	539	29,779
Impairment losses for the period	—	43	32	89	—	164
Reclassification	(3)	2,507	29	(2,497)	(36)	—
Exchange adjustments	(246)	—	(28)	—	—	(274)
Reclassification to lease prepayments and other assets	—	—	(17)	—	—	(17)
Written back on disposals	(136)	(518)	(382)	(1,676)	(67)	(2,779)
Balance at 30 June 2011	254,970	112,207	42,239	139,340	5,228	553,984
Balance at 1 January 2012	274,833	116,030	43,762	142,623	5,475	582,723
Depreciation charge for the period	19,233	5,982	3,583	4,264	527	33,589
Reclassification	—	155	—	(155)	—	—
Exchange adjustments	49	—	6	—	—	55
Contributed to a jointly controlled entity	—	(1)	—	(218)	—	(219)
Reclassification to lease prepayments and other assets	—	(12)	(2,100)	—	—	(2,112)
Written back on disposals	(48)	(682)	(98)	(1,365)	(40)	(2,233)
Balance at 30 June 2012	294,067	121,472	45,153	145,149	5,962	611,803

Net book value:
Balance at 1 January 2011	260,770	107,874	87,679	75,614	8,763	540,700
Balance at 30 June 2011	255,647	105,666	89,399	72,154	9,087	531,953
Balance at 1 January 2012	275,663	115,572	93,025	72,194	9,482	565,936
Balance at 30 June 2012	271,095	111,946	86,973	69,613	8,044	547,671

14	PROPERTY, PLANT AND EQUIPMENT (Continued)

By asset class

			Equipment,
		Oil and gas,	machinery
	Building	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2011	66,253	421,600	579,958	1,067,811
Additions	77	446	1,204	1,727
Transferred from construction in progress	355	10,702	9,208	20,265
Reclassification	476	15	(491)	—
Exchange adjustments	(34)	(644)	(47)	(725)
Reclassification to lease prepayments and other assets	(9)	—	(229)	(238)
Disposals	(66)	—	(2,837)	(2,903)
Balance at 30 June 2011	67,052	432,119	586,766	1,085,937
Balance at 1 January 2012	68,476	469,178	611,005	1,148,659
Additions	12	533	170	715
Transferred from construction in progress	802	10,871	10,030	21,703
Reclassification	13,987	(65,494)	51,507	—
Exchange adjustments	7	108	9	124
Contributed to a jointly controlled entity	—	—	(271)	(271)
Reclassification to lease prepayments and other assets	(1,708)	—	(7,327)	(9,035)
Disposals	(93)	—	(2,328)	(2,421)
Balance at 30 June 2012	81,483	415,196	662,795	1,159,474

Accumulated depreciation:
Balance at 1 January 2011	33,044	204,555	289,512	527,111
Depreciation charge for the period	1,241	14,462	14,076	29,779
Impairment losses for the period	22	—	142	164
Reclassification	101	14	(115)	—
Exchange adjustments	(10)	(246)	(18)	(274)
Reclassification to lease prepayments and other assets	(1)	—	(16)	(17)
Written back on disposals	(57)	—	(2,722)	(2,779)
Balance at 30 June 2011	34,340	218,785	300,859	553,984
Balance at 1 January 2012	35,088	237,592	310,043	582,723
Depreciation charge for the period	1,348	14,840	17,401	33,589
Reclassification	(3,289)	(16,641)	19,930	—
Exchange adjustments	1	49	5	55
Contributed to a jointly controlled entity	—	—	(219)	(219)
Reclassification to lease prepayments and other assets	(155)	—	(1,957)	(2,112)
Written back on disposals	(54)	—	(2,179)	(2,233)
Balance at 30 June 2012	32,939	235,840	343,024	611,803

Net book value:
Balance at 1 January 2011	33,209	217,045	290,446	540,700
Balance at 30 June 2011	32,712	213,334	285,907	531,953
Balance at 1 January 2012	33,388	231,586	300,962	565,936
Balance at 30 June 2012	48,544	179,356	319,771	547,671

The additions to the exploration and production segment and oil and gas properties for the six-month period ended 30 June 2012 included RMB 517 million (2011: RMB 446 million) of the estimated dismantlement costs for site restoration (Note 28).

15	CONSTRUCTION IN PROGRESS

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Balance at 1 January 2011	30,374	20,675	27,312	8,985	2,253	89,599
Additions	19,722	3,657	8,482	3,100	857	35,818
Dry hole costs written off	(2,342)	—	—	—	—	(2,342)
Transferred to property, plant and equipment	(11,088)	(3,492)	(4,111)	(582)	(992)	(20,265)
Reclassification to lease prepayments and other assets	(20)	(43)	(1,417)	(16)	—	(1,496)
Exchange adjustment	(15)	—	—	—	—	(15)
Balance at 30 June 2011	36,631	20,797	30,266	11,487	2,118	101,299
Balance at 1 January 2012	37,708	21,407	35,877	14,277	2,042	111,311
Additions	24,870	11,588	11,567	6,594	495	55,114
Reclassfication	—	275	—	(275)	—	—
Dry hole costs written off	(2,942)	—	—	—	—	(2,942)
Transferred to property, plant and equipment	(14,062)	(2,337)	(3,212)	(1,865)	(227)	(21,703)
Reclassification to lease prepayments and other assets	(2)	(126)	(1,637)	(63)	—	(1,828)
Exchange adjustment	3	—	—	—	—	3
Balance at 30 June 2012	45,575	30,807	42,595	18,668	2,310	139,955

As at 30 June 2012, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 14,461 million (2011: RMB 10,649 million). The geological and geophysical costs paid during the six-month period ended 30 June 2012 were RMB 3,251 million (2011: RMB 2,410 million).

16	GOODWILL

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Cost	14,193	15,869
Less: Accumulated impairment losses	(7,657)	(7,657)
	6,536	8,212

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Hong Kong service stations	858	853
Multiple units without individual significant goodwill	478	2,159
	6,536	8,212

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of Sinopec Yanshan, Sinopec Zhenhai and Hong Kong service stations are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.5% to 12.3% (2011: 12.0% to 12.7%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for the value in use calculations for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	INTEREST IN ASSOCIATES

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Share of net assets	27,154	25,692

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments are individually and in the aggregate not material to the Group’s financial condition or results of operations for all periods presented.

The Group’s principal associates, all of which are incorporated in the PRC, are as follows:

				Percentage
			Percentage	of equity
	Form of		of equity	held by the
	business	Particulars of issued	held by the	Company’s
Name of company	structure	and paid up capital	Company	subsidiaries	Principal activities
	%	%

Sinopec Finance Company Limited	Incorporated	Registered capital RMB 10,000,000,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited	Incorporated	Registered capital RMB 5,403,768,480	38.75	—	Manufacturing of coal-chemical products
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas

Summarised financial information in respect of the Group’s principal associates is as follows:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Total assets	153,944	171,072
Total liabilities	(118,688)	(137,375)
Net assets	35,256	33,697
The Group’s share of net assets of principal associates	14,260	13,512

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Operating revenue	51,808	41,585
Net profit	2,107	2,499
The Group’s share of profits of principal associates	788	868

18	INTEREST IN JOINTLY CONTROLLED ENTITIES

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Share of net assets	18,086	19,992

The Group’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

				Percentage of
			Percentage	equity held
	Form of		of equity	by the
	business	Particulars of issued	held by the	Company’s
Name of company	structure	and paid up capital	Company	subsidiaries	Principal activities
	%	%

Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 11,505,080,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 12,806,000,000	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company Limited	Incorporated	Registered capital RMB 6,120,000,000	50.00	—	Manufacturing and distribution of petrochemical products
Zhong An United Coal Chemical Company Limited	Incorporated	Registered capital RMB 4,000,000,000	50.00	—	Manufacturing and distribution of coal chemical products

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Results of operation:
Operating revenue	36,002	35,005
Expenses	(36,999)	(33,658)
Net (loss)/profit	(997)	1,347

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Financial condition:
Current assets	16,726	16,329
Non-current assets	38,477	38,122
Current liabilities	(13,354)	(10,931)
Non-current liabilities	(23,763)	(23,528)
Net assets	18,086	19,992

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Cash flows:
Net cash used in operating activities	(67)	(1,104)
Net cash used in investing activities	(1,425)	(1,333)
Net cash generated from financing activities	1,482	2,508
Net (decrease)/increase in cash and cash equivalents	(10)	71

19	INVESTMENTS

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Available-for-sale financial assets
– Equity securities, listed and at quoted market price	56	55
Investments in equity securities, unlisted and at cost	2,484	1,952
	2,540	2,007
Less: Impairment losses for investments	(178)	(178)
	2,362	1,829

Unlisted investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

20	LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts, operating rights of service stations and prepayments in connection with construction work and equipment purchases.

21	TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Amounts due from third parties	66,255	44,344
Amounts due from Sinopec Group Company and fellow subsidiaries	10,270	6,185
Amounts due from associates and jointly controlled entities	8,407	9,204
	84,932	59,733
Less: Impairment losses for bad and doubtful debts	(885)	(1,012)
Trade accounts receivable, net	84,047	58,721
Bills receivable	15,658	27,961
	99,705	86,682

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Within one year	99,524	86,580
Between one and two years	154	66
Between two and three years	13	16
Over three years	14	20
	99,705	86,682

Impairment losses for bad and doubtful debts are analysed as follows:

	2012	2011
	RMB millions	RMB millions

Balance at 1 January	1,012	1,322
Impairment losses recognised for the period	2	3
Reversal of impairment losses	(119)	(25)
Written off	(10)	(23)
Balance at 30 June	885	1,277

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

22	INVENTORIES

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Crude oil and other raw materials	116,399	113,918
Work in progress	18,500	14,989
Finished goods	76,695	71,853
Spare parts and consumables	3,748	4,039
	215,342	204,799
Less: Allowance for diminution in value of inventories	(8,112)	(1,382)
	207,230	203,417

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,140,099 million for the six-month period ended 30 June 2012 (2011: RMB 1,023,633 million), which includes the write-down of inventories of RMB 7,347 million (2011: RMB 2,714 million) that primarily related to the refining and chemicals segments, and the reversal of write-down of inventories made in prior years of RMB 617 million (2011: RMB 509 million), that was mainly due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

23	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Advances to third parties	1,603	869
Amounts due from Sinopec Group Company and fellow subsidiaries	1,440	821
Amounts due from associates and jointly controlled entities	1,808	984
Other receivables	1,150	963
Loans and receivables	6,001	3,637
Purchase deposits and other assets	9,899	5,273
Prepaid value-added tax and customs duty	17,402	17,458
Available-for-sale financial assets	—	200
Derivative financial instruments – hedging	3,398	837
Derivative financial instruments – non-hedging	421	54
	37,121	27,459

24	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

	Assets		Liabilities		Net balance
	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December
	2012	2011	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	5,556	3,105	—	—	5,556	3,105
Accruals	496	1,844	—	—	496	1,844
Cash flow hedges	7	7	—	—	7	7
Non-current
Property, plant and equipment	6,181	6,163	(14,902)	(14,785)	(8,721)	(8,622)
Tax losses carried forward	1,874	1,550	—	—	1,874	1,550
Embedded derivative component of the convertible bonds	—	—	(506)	(379)	(506)	(379)
Others	55	37	(15)	(17)	40	20
Deferred tax assets/(liabilities)	14,169	12,706	(15,423)	(15,181)	(1,254)	(2,475)

As at 30 June 2012, certain subsidiaries of the Company did not recognise the tax value of losses carried forward of RMB 12,679 million (2011: RMB 8,082 million), of which RMB 2,151 million (2011: 376 million) was incurred for the six-month period ended 30 June 2012, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 971 million, RMB 5,507 million, RMB 745 million, RMB 369 million, RMB 2,936 million and RMB 2,151 million will expire in 2012, 2013, 2014, 2015, 2016 and 2017, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2012, write-down of deferred tax assets amounted to RMB 612 million (2011: RMB nil).

24	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	30 June
	2011	statement	income	2011
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,507	194	—	3,701
Accruals	1,588	16	—	1,604
Cash flow hedges	31	—	(24)	7
Non-current
Property, plant and equipment	(6,975)	(1,383)	161	(8,197)
Tax losses carried forward	2,116	(317)	—	1,799
Embedded derivative component of the convertible bonds	(64)	(48)	—	(112)
Others	12	8	—	20
Net deferred tax assets/(liabilities)	215	(1,530)	137	(1,178)

		Recognised in	Recognised
	Balance at	consolidated	in other	Balance at
	1 January	income	comprehensive	30 June
	2012	statement	income	2012
	RMB millions	RMB millions	RMB millions	RMB millions

Current
Receivables and inventories	3,105	2,451	—	5,556
Accruals	1,844	(1,348)	—	496
Cash flow hedges	7	—	—	7
Non-current
Property, plant and equipment	(8,622)	(72)	(27)	(8,721)
Tax losses carried forward	1,550	324	—	1,874
Embedded derivative component of the convertible bonds	(379)	(127)	—	(506)
Others	20	20	—	40
Net deferred tax liabilities	(2,475)	1,248	(27)	(1,254)

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Third parties’ debts
Short-term bank loans	36,372	25,036
Current portion of long-term bank loans	6,067	4,609
Current portion of long-term corporate bonds	8,500	38,500
Current portion of long-term other loans	78	79
	14,645	43,188
Corporate bonds (Note (a))	30,000	—
	81,017	68,224
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	50,348	11,949
Current portion of long-term loans	310	200
	50,658	12,149
	131,675	80,373

The Group’s weighted average interest rate on short-term loans was 2.3% (2011: 3.5%) at 30 June 2012.

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

		At 30 June	At 31 December
	Interest rate and final maturity	2012	2011
		RMB millions	RMB millions

Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to	19,261	19,620
	6.90% per annum at 30 June 2012 with
	maturities through 2025
Japanese Yen denominated	Interest rates ranging from 2.60% to 2.94% per annum	1,006	1,179
	at 30 June 2012 with maturities through 2024
US Dollar denominated	Interest rates ranging from interest free to	390	415
	1.55% per annum at 30 June 2012 with
	maturities through 2031
		20,657	21,214
Long-term other loans
Renminbi denominated	Interest free per annum at 30 June 2012 with	208	208
	maturities through 2013
US Dollar denominated	Interest rates ranging from interest free to 4.89%	21	23
	per annum at 30 June 2012 with maturities
	through 2015
		229	231
Corporate bonds
Renminbi denominated	Fixed interest rate ranging from 3.75% to 5.68%	68,500	78,500
	per annum at 30 June 2012 with maturity in
	June 2022 (Note(b))
Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (Note(c))	10,761	10,415
Renminbi denominated	Bonds with Warrants with maturity in 2014 (Note(d))	27,715	27,095
	Convertible bonds with maturity in 2017 (Note(e))	21,598	22,627
		60,074	60,137
Total third parties’ long-term debts		149,460	160,082
Less: Current portion		(14,645)	(43,188)
		134,815	116,894
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to	37,566	37,763
	6.98% per annum at 30 June 2012 with
	maturities through 2020
Less: Current portion		(310)	(200)
		37,256	37,563
		172,071	154,457

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note:

(a)
The Company issued 270-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on 16 January 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.38% per annum.

The Company issued 270-day corporate bonds of face value RMB 15 billion to corporate investors in the PRC debenture market on 16 February 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 4.15% per annum.

The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 27 March 2012 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 4.00% per annum.

	(b)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amotised cost.

(c)
On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD11.7 billion (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for, amongst other things, subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended 31 December 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

During the six-month period ended 30 June 2012, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 10.60 per share as the result of capital distribution.

As at 30 June 2012, the carrying amounts of the liability component and the derivative component, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,665 million (2011: RMB 10,345 million) and RMB 96 million (2011: RMB 70 million), respectively. No conversion of the 2007 Convertible Bonds has occurred up to 30 June 2012.

As at 30 June 2012 and 31 December 2011, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	At 30 June	At 31 December
	2012	2011

Stock price of H shares	HKD 6.88	HKD 8.17
Conversion price	HKD 10.60	HKD 10.76
Option adjusted spread	250 basis points	200 basis points
Average risk free rate	0.45%	0.72%
Average expected life	1.8 years	2.3 years

Any change in the major inputs into the Black-Sholes Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2011 to 30 June 2012 resulted in an unrealised loss of RMB 26 million (2011: an unrealised gain of RMB 190 million), which has been recorded in the “finance costs” section of the consolidated income statement for the six-month period ended 30 June 2012.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2007 Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d)
On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component.

25	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note: (Continued)

(e)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

As at 30 June 2012, the carrying amounts of the liability component and the derivative component were RMB 19,687 million (2011: RMB 20,017 million) and RMB 1,911 million (2011: RMB 2,610 million), respectively.

During the six-month period ended 30 June 2012, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 7.08 per share as a result of the final dividend declared and paid for the year ended 31 December 2011.

During the six-month period ended 30 June 2012, RMB 856,963,000 of the 2011 Convertible Bonds were converted into 117,714,548 A shares of the Company.

As at 30 June 2012 and 31 December 2011, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	At 30 June	At 31 December
	2012	2011

Stock price of A shares	RMB 6.30	RMB 7.18
Conversion price	RMB 7.08	RMB 7.28
Credit spread	150 basis points	180 basis points
RMB onshore swap rate	2.78%	2.81%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2011 to 30 June 2012 resulted in an unrealised gain of RMB 532 million (2011: RMB nil), which has been recorded in the “finance costs” section of the consolidated income statement for the six-month period ended 30 June 2012.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2011 Convertible Bonds been considered as the liability component, the effective interest rate would have been 2.07%.

26	TRADE ACCOUNTS AND BILLS PAYABLES

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Amounts due to third parties	164,122	167,207
Amounts due to Sinopec Group Company and fellow subsidiaries	5,892	6,429
Amounts due to associates and jointly controlled entities	2,935	3,366
	172,949	177,002
Bills payable	4,276	5,933
Trade account and bills payables measured at amortised cost	177,225	182,935

The maturities of trade accounts and bills payables are as follows:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Due within 1 month or on demand	151,584	150,949
Due after 1 month but within 6 months	25,489	31,820
Due after 6 months	152	166
	177,225	182,935

27	ACCRUED EXPENSES AND OTHER PAYABLES

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Accrued expenditures	35,281	33,849
Advances from third parties	5,120	5,989
Amounts due to Sinopec Group Company and fellow subsidiaries	9,188	9,714
Others	7,802	7,167
Financial liabilities carried at amortised costs	57,391	56,719
Taxes other than income tax	25,630	47,864
Receipts in advance	52,280	65,606
Provision for onerous contracts for purchases of crude oil (Note)	—	5,800
Derivative financial instruments – hedging	5,184	684
Derivative financial instruments – non-hedging	127	205
	140,612	176,878

Note:

As at 31 December 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in 2012. Due to the high purchase costs of crude oil of these contracts, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 5,800 million was recognised as at 31 December 2011. As at 30 June 2012, these above-mentioned non-cancellable purchase commitment contracts has been executed, and the provision has been utilsed accordingly. The amount of provision for onerous contracts as at 31 December 2011 approximated the actual losses incurred from these non-cancellable purchase commitment contracts during the six-month period ended 30 June 2012. At 30 June 2012, the market prices of crude oil and finished goods had positive changes compared to the beginning of the period in the ordinary course of the Group’s business. Management expected the economic benefits to be derived from non-cancellable purchase commitment contracts entered into by the Group as at 30 June 2012 would be higher than the unavoidable cost of meeting the obligation under these contracts. Therefore, the Group did not recognise such a provision as at 30 June 2012.

28	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the PRC government to established certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2012	2011
	RMB millions	RMB millions

Balance at 1 January	18,317	15,510
Provision for the period	517	446
Accretion expenses	416	329
Utilised	(8)	—
Exchange adjustment	2	(6)
Balance at 30 June	19,244	16,279

29	SHARE CAPITAL

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Registered, issued and fully paid
70,039,788,984 listed A shares (2011: 69,922,074,436) of RMB 1.00 each	70,040	69,922
16,780,488,000 listed H shares (2011: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,820	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

29	SHARE CAPITAL (Continued)

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

On 25 September 2006, the shareholders of listed A shares accepted the proposal offered by the shareholders of state-owned A shares whereby the shareholders of state-owned A shares agreed to transfer 2.8 state-owned A shares to shareholders of listed A shares for every 10 listed A shares they held, in exchange for the approval for the listing of all state-owned A shares. In October 2006, 67,121,951,000 state-owned A shares became listed A shares.

On 3 March 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each at RMB 19.15 as a result of exercise of 188,292 warrants that were issued with the Bonds with Warrants and received a net proceeds of RMB 1,700,022.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the six-month period ended 30 June 2012, the Company issued 117,714,548 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds (Note 25(e)).

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2012, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 26.4% (2011: 24.6%) and 56.3% (2011: 55.7%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 25 and 30, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

30	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2012 and 31 December 2011, the future minimum lease payments under operating leases are as follows:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Within one year	11,026	10,414
Between one and two years	10,439	9,764
Between two and three years	10,240	9,668
Between three and four years	10,213	9,585
Between four and five years	10,243	9,465
Thereafter	217,976	215,810
	270,137	264,706

Capital commitments
At 30 June 2012 and 31 December 2011, capital commitments are as follows:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Authorised and contracted for	192,271	192,792
Authorised but not contracted for	59,762	32,178
	252,033	224,970

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

30	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Exploration and production licenses

Exploration licenses for exploration activities in the PRC are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred.

Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Within one year	352	335
Between one and two years	165	105
Between two and three years	26	25
Between three and four years	27	26
Between four and five years	29	28
Thereafter	729	730
	1,328	1,249

Contingent liabilities
At 30 June 2012 and 31 December 2011, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Jointly controlled entities	640	703
Associates	75	79
	715	782

As at 31 December 2011, a subsidiary of the Company provided guarantees on long-term loans of USD 94 million drawn down by certain jointly controlled entities of Sinopec Group Company, and the loans under such guarantees had been repaid as at 30 June 2012. As at 30 June 2012, this subsidiary also provided guarantees on long-term loans of USD 978 million (2011: USD 969 million) drawn down by certain joint venturers (other than Sinopec Group Company) of these jointly controlled entities.

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2012 and 31 December 2011, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantees arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 3,002 million for the six-month period ended 30 June 2012 (2011: RMB 2,851 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

31	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		Six-month periods ended 30 June
	Note	2012	2011
		RMB millions	RMB millions

Sales of goods	(i)	169,491	138,800
Purchases	(ii)	73,797	67,839
Transportation and storage	(iii)	709	640
Exploration and development services	(iv)	16,600	13,164
Production related services	(v)	4,514	4,743
Ancillary and social services	(vi)	2,063	1,927
Operating lease charges	(vii)	3,685	3,702
Agency commission income	(viii)	78	8
Interest received	(ix)	58	52
Interest paid	(x)	563	297
Net deposits withdrawn from related parties	(ix)	3,298	7,015
Net loans obtained from/(repaid to) related parties	(xi)	38,202	(414)

The amounts set out in the table above in respect of the six-month periods ended 30 June 2012 and 2011 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

At 30 June 2012 and 31 December 2011, there were no guarantees given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 30.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2012 was RMB 3,822 million (2011: RMB 7,120 million).

(x)	Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

31	RELATED PARTY TRANSACTIONS (Continued)

	(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

			•	the government-prescribed price;

			•	where there is no government-prescribed price, the government-guidance price;

			•	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

			•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c)
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million per annum (2011: RMB 6,727 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Trade accounts receivable	18,677	15,389
Prepaid expenses and other current assets	3,248	1,805
Total amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	21,925	17,194
Trade accounts payable	8,827	9,795
Accrued expenses and other payables	9,188	9,714
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	50,658	12,149
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	37,256	37,563
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	105,929	69,221

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 25.

As at 30 June 2012, the Group provided loans of USD 318 million (2011: USD 228 million) to certain jointly controlled entities of Sinopec Group Company according to relevant agreements.

As at and for the six-month period ended 30 June 2012, and as at and for the year ended 31 December 2011, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

31	RELATED PARTY TRANSACTIONS (Continued)

	(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month periods ended 30 June
	2012	2011
	RMB’000	RMB’000

Short-term employee benefits	5,071	4,638
Retirement scheme contributions	228	142
	5,299	4,780

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 32. As at 30 June 2012 and 31 December 2011, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the following:

	•	sales and purchase of goods and ancillary materials;

	•	rendering and receiving services;

	•	lease of assets;

	•	depositing and borrowing money; and

	•	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

32	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. A member of the above plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the six-month period ended 30 June 2012 were RMB 3,193 million (2011: RMB 2,724 million).

33	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

	(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

	(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

	(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

33	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other non-current liabilities.

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Turnover
Exploration and production
External sales	25,956	21,667
Inter-segment sales	90,728	84,281
	116,684	105,948
Refining
External sales	95,805	96,314
Inter-segment sales	540,088	496,319
	635,893	592,633
Marketing and distribution
External sales	701,769	649,997
Inter-segment sales	4,003	2,058
	705,772	652,055
Chemicals
External sales	173,576	182,994
Inter-segment sales	23,457	23,315
	197,033	206,309
Corporate and others
External sales	330,360	265,969
Inter-segment sales	323,343	306,501
	653,703	572,470
Elimination of inter-segment sales	(981,619)	(912,474)
Turnover	1,327,466	1,216,941
Other operating revenues
Exploration and production	9,433	6,685
Refining	2,680	3,043
Marketing and distribution	4,181	2,947
Chemicals	3,736	3,129
Corporate and others	576	527
Other operating revenues	20,606	16,331
Turnover and other operating revenues	1,348,072	1,233,272

33	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Result
Operating profit/(loss)
By segment
– Exploration and production	40,463	34,651
– Refining	(18,501)	(12,169)
– Marketing and distribution	20,252	19,598
– Chemicals	(1,251)	16,344
– Corporate and others	(356)	(642)
– Elimination	(524)	657
Total segment operating profit	40,083	58,439
Share of profits less losses from associates and jointly controlled entities
– Exploration and production	123	128
– Refining	(741)	(194)
– Marketing and distribution	553	640
– Chemicals	(86)	1,869
– Corporate and others	474	361
Aggregate share of profits less losses from associates and jointly controlled entities	323	2,804
Investment income/(loss)
– Refining	8	3
– Marketing and distribution	40	90
– Chemicals	15	10
– Corporate and others	—	(1)
Aggregate investment income	63	102
Net finance costs	(5,027)	(3,296)
Profit before taxation	35,442	58,049

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Assets
Segment assets
– Exploration and production	334,744	329,968
– Refining	288,811	274,507
– Marketing and distribution	240,465	231,664
– Chemicals	136,249	143,215
– Corporate and others	101,748	77,489
Total segment assets	1,102,017	1,056,843
Interest in associates and jointly controlled entities	45,240	45,684
Investments	2,362	1,829
Deferred tax assets	14,169	12,706
Cash and cash equivalents and time deposits with financial institutions	13,960	25,197
Other unallocated assets	3,539	2,269
Total assets	1,181,287	1,144,528
Liabilities
Segment liabilities
– Exploration and production	70,471	86,538
– Refining	46,566	63,753
– Marketing and distribution	72,301	83,625
– Chemicals	24,031	30,459
– Corporate and others	121,462	111,680
Total segment liabilities	334,831	376,055
Short-term debts	81,017	68,224
Income tax payable	2,815	4,054
Long-term debts	134,815	116,894
Loans from Sinopec Group Company and fellow subsidiaries	87,914	49,712
Deferred tax liabilities	15,423	15,181
Other unallocated liabilities	7,687	7,064
Total liabilities	664,502	637,184

33	SEGMENT REPORTING (Continued)

	(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

Capital expenditure
Exploration and production	21,839	17,406
Refining	10,427	3,656
Marketing and distribution	12,390	9,523
Chemicals	6,341	2,120
Corporate and others	507	862
	51,504	33,567
Depreciation, depletion and amortisation
Exploration and production	19,328	16,399
Refining	6,062	5,733
Marketing and distribution	4,091	3,498
Chemicals	4,450	4,286
Corporate and others	603	594
	34,534	30,510
Impairment losses on long-lived assets
Refining	—	43
Marketing and distribution	—	32
Chemicals	—	89
	—	164

(2)	Geographical information

The following tables set out information about the geographical information of (i) the Group’s external sales and (ii) the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2012	2011
	RMB millions	RMB millions

External sales
Mainland China	1,016,324	933,935
Others	331,748	299,337
	1,348,072	1,233,272

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Non-current assets
Mainland China	782,997	762,805
Others	23,334	24,375
	806,331	787,180

34	PRINCIPAL SUBSIDIARIES

At 30 June 2012, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

	Particulars
	of issued	Percentage
Name of company	capital	of equity	Principal activities
	(millions)%

China Petrochemical International Company Limited	RMB 1,400	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note)	RMB 4,769	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 207	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note)	RMB 4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 8,000	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC. All of the above principal subsidiaries are limited companies.

Note:

The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

• credit risk;

• liquidity risk;

• market risk; and

• equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 21.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 30 June 2012, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 189,900 million (2011: RMB 170,500 million) on an unsecured basis, at a weighted average interest rate of 3.57% per annum (2011: 3.63%). At 30 June 2012, the Group’s outstanding borrowings under these facilities were RMB 11,462 million (2011: RMB 13,767 million) and were included in short-term debts.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2012
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	81,017	82,067	82,067	—	—	—
Long-term debts	134,815	155,385	3,705	58,113	62,105	31,462
Loans from Sinopec Group Company and fellow subsidiaries	87,914	88,477	51,083	574	1,244	35,576
Trade accounts payable	172,949	172,949	172,949	—	—	—
Bills payable	4,276	4,276	4,276	—	—	—
Accrued expenses and other payables	59,104	59,104	59,104	—	—	—
	540,075	562,258	373,184	58,687	63,349	67,038

	At 31 December 2011
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions

Short-term debts	68,224	69,713	69,713	—	—	—
Long-term debts	116,894	131,551	7,291	17,943	57,842	48,475
Loans from Sinopec Group Company and fellow subsidiaries	49,712	50,346	12,584	228	1,974	35,560
Trade accounts payable	177,002	177,002	177,002	—	—	—
Bills payable	5,933	5,933	5,933	—	—	—
Accrued expenses and other payables	53,655	53,655	53,655	—	—	—
	471,420	488,200	326,178	18,171	59,816	84,035

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	At 30 June	At 31 December
	2012	2011
	millions	millions

Gross exposure arising from loans and borrowings
US Dollars	USD 3,002	USD 1,794
Japanese Yen	JPY 12,635	JPY 14,532
Hong Kong Dollars	HKD 13,200	HKD 12,847

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk (Continued)

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2012 and 31 December 2011 would have increased profit for the period/year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

US Dollars	712	424
Japanese Yen	38	44
Hong Kong Dollars	404	391

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 25.

As at 30 June 2012, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 682 million (2011: RMB 271 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2011.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 30 June 2012, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 30 June 2012 are set out in Notes 23 and 27.

As at 30 June 2012, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s profit for the period and retained earnings by approximately RMB 117 million (2011: increase/decrease RMB 563 million), and decrease/increase the Group’s other reserves by approximately RMB 144 million (2011: increase/decrease RMB 450 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2011.

Equity price risk

The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. At 30 June 2011, the Group’s exposure to equity price risk is the derivatives embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 25(c) and (e), respectively.

As at 30 June 2012, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the period and retained earnings by approximately RMB 1,774 million (2011: RMB 2,159 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the period and retained earnings by approximately RMB 1,035 million (2011: RMB 1,628 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2011.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

	(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

		•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

		•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2012

	Level 1	Level 2	Level 3	Total
	RMB millions	RMB millions	RMB millions	RMB millions

Assets
Available-for-sale financial assets:
– Listed	56	—	—	56
Derivative financial instruments:
– Derivative financial assets	149	3,670	—	3,819
	205	3,670	—	3,875
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	2,007	—	2,007
– Other derivative financial liabilities	127	5,184	—	5,311
	127	7,191	—	7,318

At 31 December 2011

	Level 1	Level 2	Level 3	Total
	RMB millions	RMB millions	RMB millions	RMB millions

Assets
Available-for-sale financial assets:
– Listed	55	—	—	55
– Non-listed	—	200	—	200
Derivative financial instruments:
– Derivative financial assets	133	758	—	891
	188	958	—	1,146
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	2,680	—	2,680
– Other derivative financial liabilities	79	810	—	889
	79	3,490	—	3,569

During the six-month period ended 30 June 2012 there were no transfers between instruments in Level 1 and Level 2.

35	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 4.41% to 6.80% (2011: 4.95% to 7.05%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2012 and 31 December 2011:

	At 30 June	At 31 December
	2012	2011
	RMB millions	RMB millions

Carrying amount	147,453	160,082
Fair value	143,081	146,272

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

36	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated interim financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

36	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

37	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2012

Up to the date of issue of these interim financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31 December 2012 and which have not been adopted in these interim financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

38	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 30 June 2012 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety production fund

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

		Six-month periods ended 30 June
	Note	2012	2011
		RMB millions	RMB millions

Net profit under ASBE		24,946	43,212
Adjustments:
Government grants	(i)	51	39
Safety production fund	(ii)	802	941
Profit for the period under IFRS*		25,799	44,192

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

		At 30 June	At 31 December
	Note	2012	2011
		RMB millions	RMB millions

Shareholders’ equity under ASBE		519,221	509,525
Adjustments:
Government grants	(i)		(1,438)
Safety production fund	(ii)	(998)	(692)
Total equity under IFRS*		516,785	507,344

*	The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 24 August 2012 (Friday) at the legal address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations:

1	The original interim report for the first half of 2012 signed by Mr. Fu Chengyu, Chairman;

2
The original audited financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2012 prepared in accordance with IFRS and the ASBE and signed by Mr. Fu Chengyu, Chairman, Mr. Wang Tianpu, Vice Chairman and President, and Mr. Wang Xinhua, Chief Financial Officer (and head of the Corporate Finance Department);

3	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

4	All original documents and announcements published by Sinopec Corp. in the newspapers specified by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Fu Chengyu
Chairman

Beijing, PRC, 24 August 2012

WRITTEN CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

In accordance with the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies issued by the China Securities Regulatory Commission, as the Board Directors and senior management of Sinopec Corp., we have carefully reviewed the 2012 interim report of Sinopec Corp. and concluded that this interim report truly and objectively represents the business performance of Sinopec Corp. in the first half of 2012, contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

Fu Chengyu	Wang Tianpu	Zhang Yaocang	Zhang Jianhua

Wang Zhigang	Cai Xiyou	Cao Yaofeng	Li Chunguang

Dai Houliang	Liu Yun	Chen Xiaojin	Ma Weihua

Jiang Xiaoming	Yan Yan	Bao Guoming	Wang Xinhua

Zhang Kehua	Zhang Haichao	Jiao Fangzheng	Lei Dianwu

Ling Yiqun	Huang Wensheng

24 August 2012

This interim report is published in both English and Chinese. Should any conflict regarding meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 27, 2012